SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EARLIEST REPORTED EVENT – DECEMBER 31, 2003

TAMBORIL CIGAR COMPANY
(Exact name of Registrant as specified in its charter)

DELAWARE	**000-22573**	**65-0774638**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

100 Caster Avenue
Vaughan, Ontario, Canada L4L 5Y9
(Address of principal executive offices)

(905) 264-1395
(Registrant's telephone number, including area code)

1407 North Fort Harrison, Suite F
Clearwater, Florida 33755
(Former name or former address, if changed since last report)

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Current Report on Form 8-K and the other reports that we file with the Securities and Exchange Commission (the "SEC"), contain forward-looking statements about our business. The forward-looking statements include, but are not limited to:

- Statements regarding the current and anticipated status of technical developments in the electrochemical battery industry and our ability to capitalize thereon;

- Statements regarding the size of and anticipated growth in the electrochemical battery industry and other market data;

- Statements regarding our plans for product development, testing and commercialization;

- Statements regarding the anticipated benefits of our proprietary technologies;

- Statements regarding our ability to manage growth, control our costs and achieve satisfactory operating performance during the development, testing and initial commercialization of our proposed products;

- Statements regarding our ability to attract and retain the managerial, professional, technical and marketing staff required for the development, testing and initial commercialization of our proposed products;

- Statements regarding our ability to acquire or build the manufacturing and distribution facilities required for the testing and initial commercialization of our proposed products;

- Statements regarding our current and future capital needs and our ability to satisfy those needs; and

- Statements using terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "seek," or "believe."

We have based these forward-looking statements on our current expectations and projections about future events and trends. Although we believe that our expectations are reasonable, we cannot assure you that our expectations will prove to be accurate. Our actual future performance could differ from such statements, perhaps materially. Factors that could cause or contribute to such differences include, but are not limited to:

- The fact that we are an early-stage company with an evolving and unpredictable business model;

- The fact that legal problems arising from the operations of a prior licensee of our technology may divert management's attention from our business operations; increase the cost of protecting our intellectual property rights; or otherwise impair the value of our intellectual property rights;

- The fact that we do not expect to have a marketable product for a minimum of 18 to 24 months;

- The fact that we plan to operate in a highly competitive and frequently low-margin environment;

- The fact that we expect our operating expenses to increase dramatically as we develop, test and commence the commercialization of our proposed products;

- The fact that we will need substantial additional capital and nobody has agreed to provide the necessary funds; and

- Each of the factors identified under the heading "Business Risk Factors."

You should not unduly rely on these forward-looking statements, which speak only as of the date of this report. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the statements in this report.

BACKGROUND INFORMATION

Our company was incorporated in May 1937 as Idaho Leadville Mines Co. While public records indicate that we engaged in mining activity in the distant past, we were inactive during the five-years ended October 1996. In October 1996, we acquired Tamboril Cigar International in a business combination transaction that was structured as a reverse takeover. In connection with that transaction, we changed our name to Tamboril Cigar Company and moved our corporate domicile to Delaware. Our principal business was manufacturing and importing premium cigars that we sold under our proprietary brand names "Tamboril," "Cordova" and "Fore."

Our cigar business was not successful and on April 11, 2000 our company and two of our subsidiaries filed voluntary Chapter 11 petitions in the U.S. Bankruptcy Court for the Southern District of Florida. We subsequently prepared a plan of reorganization that was approved by our creditors and preferred stockholders, and then confirmed by the Bankruptcy Court. When we received our confirmation order from the court, we began to implement our plan; a task that was substantially complete by December 31, 2000. The costs of our bankruptcy and our subsequent operations were paid primarily with funds advanced by three related entities that were principal stockholders of our company during the bankruptcy proceeding. We had 13,356,640 common shares, 33,227 convertible preferred shares and $200,000 of convertible debentures outstanding on December 31, 2000 and January 23, 2003.

On January 23, 2003, Sally A. Fonner and John L. Petersen bought 4,400,000 common shares; 33,227 preferred shares; $200,000 of convertible debentures; and $206,123 of other related party debts from our former principal stockholders. On January 29, 2003, Ms. Fonner and Mr. Petersen converted their preferred stock and debentures into 37,227,000 common shares, which gave them beneficial ownership of and voting control over a total of 41,627,000 shares, or 82.3%, of our voting common stock. After complying with Regulation 13D, Ms. Fonner and Mr. Petersen elected themselves directors by written consent and assumed control over our operations.

We did not have any substantive business operations during the year ended December 31, 2003. Instead, we concentrated on finding a suitable acquisition candidate and negotiating a business combination transaction. In December 2003, we signed a letter of intent to acquire Axion Power Corporation ("Axion"). Before the closing of the Axion acquisition, Ms. Fonner and Mr. Petersen surrendered 20,583,640 shares of our common stock for cancellation. We did not pay Ms. Fonner or Mr. Petersen in connection with these stock cancellations. After giving effect to the cancellations, we had 30,000,000 shares of common stock and no other securities outstanding on the date of the changes in control described below.

For more detailed information on our business history, please see our Current Report on Form 8-K dated February 7, 2003 and our Annual Report on Form 10-KSB for the years ended December 31, 1998 through 2002.

ITEM 1.
CHANGES IN CONTROL OF REGISTRANT

Change in voting control

On December 31, 2003, we acquired a substantial majority of the outstanding common stock and convertible debt of Axion Power Corporation ("Axion"), a Canadian corporation that is engaged in research and development on a nanotechnology enabled hybrid electrochemical storage battery that we refer to as the E^3Cell. This transaction gave us voting control over Axion. On January 9, 2004, we acquired the balance of Axion's outstanding securities, together with the patents and other intellectual property that form the basis for the E^3Cell technology. The Axion transactions were structured as an integrated reverse takeover, which means that the former holders of Axion's securities obtained voting control over our company on December 31, 2003, and the level of voting control increased when we acquired the balance of Axion's securities and the E^3Cell patents nine days later.

We had 30,000,000 shares of common stock and no other securities outstanding on December 31, 2003, immediately prior to the first closing of the Axion transactions. In connection with the Axion transactions:

- Axion's founders and noteholders transferred their rights to 4,040,000 Axion shares and $1,500,000 in convertible notes to us for 50,853,360 shares of common stock and 9,733,360 "investor warrants;"

- We settled $484,123 in accrued compensation and other related party debt that our company owed to Ms. Fonner and Mr. Petersen by issuing 3,731,462 "capital warrants."

- C and T Co. Incorporated ("C&T"), the original developer of the E^3Cell technology, bought 20 million shares of our outstanding common stock from two of our principal stockholders for $200,000 and then distributed those shares to its stockholders;

- C&T transferred all of its right title and interest in the E^3Cell technology to our company in exchange for 25,000,000 capital warrants and then distributed those warrants to its stockholders;

- An affiliate of C&T purchased 3,733,336 shares of common stock and 3,733,336 investor warrants for $400,000;

- We issued 117,239,736 shares of common stock to an irrevocable trust for the benefit of the stockholders of Mega-C Power Corporation in recognition of their potential equitable claims to an interest in the E^3Cell technology;

- We adopted an incentive stock plan for our employees that will, subject to formal stockholder approval, permit us to issue options and other stock incentives for up to 15,000,000 shares of common stock; and

- We granted a two-year option to purchase 3,027,397 shares of common stock to our securities counsel and interim chief financial officer as partial compensation for post closing services.

The investor warrants are valid for one-year. A total of 10,666,696 investor warrants will be exercisable at a price $.125 per share until June 30, 2004, and then $.1875 per share until they expire on December 31, 2004. The remaining 2,800,000 investor warrants will be exercisable at a price $.1875 per share until June 30, 2004, and then $.25 per share until they expire on December 31, 2004. The capital warrants and stock options are all valid for two-years and exercisable at a price of $.125 per share.

For detailed information on the beneficial ownership of our securities by our officers, directors and principal stockholders, see our Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934 and Rule 14f-1 Thereunder, which was filed with the SEC on January 15, 2004 and will be and mailed to our stockholders on January 19, 2004, together with a copy of this report.

Change in management control

On December 31, 2003, pursuant to the Axion agreement, our board of directors increased the number of seats on the board to three and then appointed Kirk Tierney, the president of Axion, to fill the vacant position. Concurrently, Ms. Fonner resigned as our president and Mr. Tierney was appointed to serve as her successor. On February 2, 2004, our board of directors will increase the number of seats on the board to six, and appoint Dr. Igor Filipenko and Messrs. Robert Averill, Thomas Granville, Glenn Patterson and Joseph Souccar as additional directors. The new directors will serve until our next stockholders' meeting, which is tentatively scheduled for early May. When the new directors have accepted their appointments, Sally Fonner will resign from our board of directors. Thereafter, six of our seven board members will be persons selected by Axion.

For additional information on our officers and directors and the pending change in management control please see our Rule 14f-1 Information Statement.

A copy of the amended and restated reorganization agreement has been attached to this report as an exhibit. Please refer to this contract for additional information.

ITEM 2.
ACQUISITION OR DISPOSITION OF ASSETS

DESCRIPTION OF THE ACQUISITION TRANSACTION

Axion is a Canadian Federal Corporation that was organized in September 2003 to develop, manufacture and sell nanotechnology enabled hybrid electrochemical storage batteries based on its E^3Cell technology. While Axion is newly organized, its E^3Cell technology is at advanced laboratory prototype stage and Axion plans to begin preliminary beta testing of E^3Cell batteries within 3 to 6 months. If beta testing is successful, Axion intends to initially develop E^{3}Cell products for use in fixed installations such as uninterruptible power supply equipment ("UPS equipment"), backup power systems for telecommunications and CATV equipment and surplus energy storage systems for photovoltaic and wind energy generators. Thereafter, Axion hopes to expand its focus and enter other markets including battery systems for hybrid automobiles and certain other high-value applications.

Tamboril's decision to enter into a business combination with Axion was based on the following factors:

- Axion is engaged in the development and commercialization of novel energy storage technologies that have broad potential application and large potential markets;

- Substantial time, effort and money has gone into developing and testing the E^{3}Cell technology and the potential advantages of Axion's planned products have been confirmed in rigorous independent testing of laboratory prototypes;

- Axion's scientific, engineering and technical teams have solid credentials and broad relevant experience in carbon chemistry, electrochemistry and new product development;

- Axion's executive management and board of directors have exceptional credentials and broad relevant experience in business and financial matters; and

- Axion's executive management and board of directors have demonstrated an unwavering commitment to total stockholder value during the due diligence and negotiation process.

Axion's decision to enter into a business combination with Tamboril was based on the following factors:

- We believe we can become a principal competitor in the global market for high-performance electrical energy storage devices;

- We believe our status as a reporting public company and our compliance with stringent transparency and corporate governance standards will enhance our credibility with stockholders, potential business partners and the industry in general;

- We believe our status as a reporting public company will prove useful in attracting additional qualified employees, including those motivated by stock options and similar stock-based incentives; and

- We believe the creation of a regular trading market for our stock, initially in the over-the-counter market and then on an appropriate exchange, will enhance our ability to raise capital, broaden the base of our potential investors and make our stock more attractive to potential acquisition candidates.

There can be no assurances that the combined companies will achieve these objectives.

Accounting implications of the acquisition

Under the reorganization agreement, Tamboril was the purchaser of Axion and Axion's stockholders were the sellers. The consideration Tamboril paid to the Axion stockholders included 168,093,096 newly issued shares of common stock, 9,733,360 investor warrants and 25,000,000 capital warrants. In addition, C&T bought 20 million shares of our outstanding common stock from our principal stockholders and an affiliate of C&T bought 3,733,336 shares of common stock and 3,733,336 investor warrants for $400,000. Since the securities acquired by the former stockholders of Axion represent 95.05% of the total voting power held by all of our stockholders, the transaction will be classified as a reverse takeover and Axion will be treated as the purchaser for accounting purposes.

The Axion transaction was accounted for as a reverse takeover. Accordingly, our consolidated financial statements for the year ended December 31, 2003 will reflect Axion's results of operations for the year then ended. Our future financial statements will reflect the consolidated operations of Axion and Tamboril.

Axion did not engage in any substantive business activities until the fourth quarter of 2003 and audited historical financial statements of Axion have not been included in this report. Preliminary unaudited consolidated financial statements for the year ended December 31, 2003 have been filed with this report. Within 60 days after the date of this report, we will file audited consolidated financial statements for the year ended December 31, 2003.

History of Axion and the E³cell technology

Our E³Cell is a nanotechnology enabled hybrid electrochemical storage battery. The complete technical description of our E³Cell is "an asymmetrical super-capacitive lead-acid-carbon hybrid battery." Reduced to basics, our E³Cell replaces the lead-based negative electrode in a conventional lead-acid battery with a nanoporous carbon electrode that eliminates the physical deterioration associated with lead-based negative electrodes and gives E³Cell batteries super-capacitive characteristics that do not exist in conventional batteries.

Our E³Cell technology relies on a variety of physical and chemical processes to convert simple activated carbon into highly permeable and nanoporous electrodes that can be used to replace lead-based negative electrodes. Our physical and chemical processing techniques preserve the natural nanostructures that were present in the original raw materials, enhance the utility of those nanostructures and give our E³Cell batteries a unique combination of super- capacitive characteristics and electrochemical energy storage capabilities. Therefore, we believe our techniques for fabricating highly permeable and nanoporous carbon electrodes constitute a true nanotechnology because they enhance naturally occurring nanostructures that are used to perform beneficial work. Nevertheless, our E³Cell technology is not in the same class as other emerging technologies that create nanostructures from the bottom up by manipulating individual atoms or molecules.

At the date of this report, our E³Cell technology is proven but unexploited science. Our principal short-term goal is to take the E³Cell technology from the laboratory prototype stage through initial product rollout. We are focusing our efforts on engineering and manufacturing process development for our proposed alpha and beta prototypes. Within 3 to 6 months from the date of this report, we plan to begin testing our beta prototypes in cooperation with a major manufacturer of UPS equipment and several other leaders in the electrical power industry. If our beta testing is successful, we plan to develop E³Cell products for use in fixed installations such as UPS equipment, telecommunications and CATV equipment and surplus energy storage for photovoltaic and wind energy generators. If our initial commercialization is successful we plan to expand our focus and enter the larger market segments including high-performance battery systems for hybrid automobiles and other high-value applications.

C&T and its staff of research electrochemists and development engineers conducted the initial research and development work on the E³Cell technology at facilities in Russia and Canada. C&T produced the first generation of E³Cell battery prototypes in 1997 and in subsequent years its research and development teams made significant improvements in the E³Cell technology's performance and efficiency. They also refined the engineering and design parameters and developed manufacturing processes for our nanoporous carbon electrodes.

Over the last three years, a Canadian company named Mega-C Power Corporation ("Mega-C") contributed approximately $2.8 million to research, development and testing of the E³Cell technology. In the spring of 2003, a series of internal problems developed within Mega-C and series of investor lawsuits that alleged negligence, mismanagement and securities law violations were filed against Mega-C and certain of its executive officers, directors and principal stockholders.

Axion was organized by a group of investors who had substantial investments in Mega-C. Their goal was to create a fully reporting public company that would:

- Be subject to the corporate governance, disclosure and reporting requirements of the Exchange Act;

- Separate the development and commercialization of the E³Cell technology from the ongoing litigation between the various stockholder and management factions at Mega-C;

- Provide all interested parties with a reasonable share of the profits, if any, that arise from the future commercialization of the E³Cell technology; and

- Provide a mechanism for the reallocation of ownership interests within Mega-C when the pending lawsuits are resolved.

Prior to the organization of Axion, its founders provided $450,000 of interim funding to Mega-C for the purpose of financing the ongoing development of the E^{3}Cell technology. In connection with the organization of Axion, its founders contributed an additional $1.25 million in development funding. Based on Axion's agreement to provide additional development funding when required:

- C&T granted Axion an exclusive worldwide license to develop, manufacture and sell E^{3}Cell products for use in stationary installations;

- C&T granted Axion the right to acquire C&T's residual interest in the patents and other intellectual property rights embodied in the E^{3}Cell technology; and

- Mega-C agreed that it would not object to the license if Axion created a mechanism to preserve the equitable interests of the Mega-C Shareholders in the E^{3}Cell technology.

In connection with the initial closing of the Axion transaction, we created an irrevocable trust for the benefit of the Mega-C Shareholders. Nine days later, C&T transferred all of its right title and interest in the E^{3}Cell technology to our company in exchange for 25 million capital warrants. At the date of this report, our company is the sole beneficial owner of the E^{3}Cell technology. We have no duty to pay any royalties or license fees with respect to the future commercialization of the E^{3}Cell technology and we are not subject to any field of use restrictions. Nevertheless, we agreed to pay C&T a total of $1,794,000 for certain tangible assets, staff contracts and goodwill associated with the E^{3}Cell technology. Our earlier payments to C&T have reduced the balance due on this obligation to $1,344,000, which will be paid at the rate of $86,000 per month for the next four months. A final payment of $1 million will be due 15 days after we complete our preliminary beta testing. Until the full amount has been paid, C&T will retain the equivalent of a purchase money security interest in the E^{3}Cell patents and other intellectual property.

Legal proceedings

Our company is not a party to any lawsuits, arbitrations or other legal proceedings. However Axion was organized for the principal purpose of separating the development and commercialization of the E^{3}Cell technology from a number of investor lawsuits and potential regulatory actions that relate to the prior operations of Mega-C.

At the date of this report, three civil lawsuits and one arbitration involving Mega-C; certain officers, directors and principal stockholders of Mega-C; and C&T are pending in Toronto. These civil proceedings are based on a variety of contract and tort claims, including civil claims for violations of provincial securities laws. In addition, the Ontario Securities Commission (the "OSC") has asked Mega-C for information about the activities of certain Mega-C stockholders who may have violated Provincial securities laws in connection with their purchase and sale of Mega-C's shares. The OSC has not made a final determination whether Mega-C or any of its officers and directors engaged in conduct that might constitute a violation of provincial securities laws.

There is no assurance that we will not become involved in one or more of the pending Mega-C legal disputes or that a lawsuit against us will not be instituted after the date of this report. If we are required to devote substantial resources to litigation, our technology development and other business activities may be adversely affected.

Mega-C Stockholders' Trust

Axion's founders were all stockholders of Mega-C. However, none of Axion's founders was an officer, director or principal stockholder of Mega-C. Rather, they were investors who decided to take action when internal problems at Mega-C placed their substantial personal investments at risk. Initially, Axion's founders asked Kirk Tierney to accept a position as Mega-C's operations manager in order to help resolve the problems. But when a series of investor lawsuits that alleged negligence, mismanagement and securities law violations were filed against Mega-C and certain of its executive officers, directors and principal stockholders, Axion's founders concluded that the only reasonable course of action was to create a new corporation for the purpose of protecting the Mega-C shareholders' investments.

In recognition of the substantial funds that Mega-C devoted to developing the E^{3}Cell technology before the allegations of negligence, mismanagement and securities law violations began to surface, the founders of Axion decided to create an irrevocable trust that will hold a substantial interest in our company for the benefit of innocent

Mega-C shareholders who might otherwise suffer a total loss of their investments. Accordingly, 117,239,736 shares of our common stock have been deposited in trust with Benjamin Rubin, Esq., for the benefit of the Mega-C shareholders. This number represents eight of our shares for every outstanding Mega-C share.

The shares in the Mega-C Shareholders Trust represent approximately 58% of our voting common stock and would ordinarily give the trustee complete control over any matters submitted for a stockholder vote. To avoid a situation where a single person will have absolute authority to make all stockholder decisions, the trust agreement requires the trustee to vote the trust shares proportionally with the votes actually cast by our other stockholders. While this requirement will allow the trustee to remain a passive investor, it will significantly increase the effective voting control held by our directors and officers. When the five director designees identified in our Rule 14f-1 Information Statement have accepted their positions as members of our board, our directors and officers will own 36,628,360 voting common shares, or approximately 43.3% of the total voting power held by stockholders other than the trustee. Therefore, our directors and officers will have the voting power to effectively control all corporate actions for the foreseeable future.

Because of the complexity of the Mega-C litigation, we are unwilling to distribute our shares to any Mega-C shareholders until the ownership of Mega-C is settled and substantially all of the pending lawsuits are resolved. Therefore, the trustee will retain the shares on deposit in the Mega-C Shareholders Trust until:

- We have successfully completed preliminary beta testing of the E^3Cell battery and made a decision to proceed with the second-stage commercial beta testing;

- All litigation that could materially change the ownership interests of the Mega-C shareholders has been resolved; and

- The trust shares have been registered under the Securities Act of 1933 and the Securities Act (Ontario).

If any pending lawsuits result in the surrender or cancellation of Mega-C shares, the number of shares in the Mega-C Shareholders Trust will be proportionally reduced and the excess shares will be returned to our company for cancellation. If our preliminary beta testing activities are unsuccessful and we decide to abandon the E^3Cell technology, all shares in the Mega-C Shareholders Trust will be returned to our company for cancellation. When the trustee can make a final determination respecting the number of Mega-C shares outstanding and the identity of the individuals who are entitled to receive the trust shares, we will register the trust shares under the Securities Act of 1933 and the Securities Act (Ontario) and the trustee will begin distributing our stock to the Mega-C shareholders.

The trust agreement gives the trustee broad discretionary power to determine whether a Mega-C shareholder is entitled to receive an in-kind distribution of our shares. Mega-C shareholders who purchased their shares in arms-length transactions will ordinarily be entitled to receive an in-kind distribution of our shares. However the trustee is not authorized to distribute our shares to any Mega-C shareholder who cannot provide reasonable evidence that he purchased his Mega-C shares for money, property or services actually performed and reasonably valued. To the extent that trustee retains shares that would otherwise be allocated to Mega-C shareholders who cannot establish an arm's-length purchase, he will be required to sell those shares in open market transactions and distribute the sale proceeds to the disqualified Mega-C shareholders.

We are unwilling to ever distribute shares of our stock to a Mega-C shareholder who has allegedly violated applicable securities laws. Therefore the trust agreement prohibits the distribution of our shares to any Mega-C shareholder who is held liable for securities law violations, or settles a threatened or pending lawsuit that is based on alleged securities law violations. To the extent that the trustee holds shares that would otherwise be distributable to Mega-C shareholders who have allegedly violated applicable securities laws, he will be required to donate those shares to charity unless the Mega-C shareholder in question negotiates an agreement that provides for a substantial reduction of his interest in the trust. Any Mega-C shareholder who enters into such an agreement will be treated in the same manner as a Mega-C shareholder who cannot establish an arm's-length purchase.

All sales by the trustee will be effected in open market transactions or negotiated block sales with due regard for the interests of the trust beneficiaries and prevailing market conditions. The trustee will be required to distribute all available sales proceeds to the trust beneficiaries on a regular basis, but not less often than quarterly.

BUSINESS RISK FACTORS

Investors considering acquiring shares of our common stock after the acquisition of Axion should consider carefully the following business risk factors. Any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently believe are immaterial, could harm our business, financial condition and operating results, and could result in the complete loss of any investment.

We are an early stage company and therefore our business and prospects are difficult to evaluate.

Tamboril did not engage in any substantive business activities during the five-years ended December 31, 2003. Axion is a newly organized company that commenced operations in the fourth quarter of 2003. We have no meaningful operating history that you can rely on in connection with your evaluation of our business and prospects. Our prospects must be considered in light of the many risks, uncertainties, expenses, delays, and difficulties frequently encountered by companies in their early stages of development. Some of the risks and difficulties we expect to encounter include our ability to:

- Adapt and successfully execute our evolving and unpredictable business model;

- Maintain effective control over the cost of our research and development and beta testing activities;

- Develop cost effective manufacturing methods for our beta E^3Cells and proposed products;

- Produce beta E^3Cells in sufficient quantities to support our planned testing activities

- Manage and adapt to rapidly changing and expanding operations;

- Implement and improve operational, financial and management systems and processes;

- Respond effectively to competitive developments;

- Raise the necessary capital to finance the growth of our business;

- Attract, retain and motivate qualified personnel; and

- Manage each of the other risks set forth below.

Because of our lack of operating history and the early stage of our development, we have limited insight into trends and conditions that may exist or might emerge and affect our business. We cannot be certain that our business strategy will be successful or that we will successfully address these risks.

We may become involved in the Mega-C litigation.

Axion was organized for the purpose of protecting the Mega-C shareholders' investments. There is no assurance that we will not become involved in one or more of the pending Mega-C legal disputes or that a lawsuit against us will not be instituted after the date of this report. If we become involved in litigation, there is no assurance that a court will agree that our structure provides a reasonable share of any future profits to all interested parties. If we are required to devote substantial resources to litigation, our technology development and other business activities may be adversely affected.

We need to develop new manufacturing methods.

We have never produced commercial quantities of nanoporous carbon electrodes for use in E^3Cell batteries. Since the production of nanoporous carbon electrodes requires highly sophisticated physical and chemical processing methods to preserve and enhance existing nanostructures, there is no assurance we will ever be able to produce our nanoporous carbon electrodes in commercial quantities. We are currently devoting significant financial and other resources to engineering and manufacturing process development. There is no assurance that we will be able to develop cost-effective manufacturing methods for our nanoporous carbon electrodes or our proposed E^3Cell batteries, or that we will be able to offer our proposed E^3Cell batteries at competitive prices.

We do not have a marketable product or any operating revenue.

Our proposed E^{3}Cell batteries only exist at the laboratory prototype stage. We have never sold any products or generated any operating revenues. We will not be in a position to sell products based on our E^{3}Cell technology until we complete the development and testing activities described in this report. There can be no assurance that our development and testing activities will be successful or that our proposed products will achieve market acceptance or be sold in sufficient quantities and at prices necessary to make them commercially successful.

We will need additional financing, almost immediately, to grow our business.

Our ability to continue our research, development and testing will be dependent upon increasing our capital resources. We intend to seek additional capital almost immediately. We cannot assure you that additional capital will be available to us on favorable terms, or at all. If adequate financial resources are not available when required, we may be forced to curtail or scale back our proposed operations. If we raise additional capital by selling preferred stock, the purchasers may have rights, preferences or privileges that are senior to the rights of common stockholders. If we are unable to obtain substantial additional capital, our ability to continue our research and development and product testing activities will be materially and adversely affected.

We do not have any manufacturing facilities

Our research and development facility in Vaughan, Ontario can only accommodate limited production of E^{3}Cells for alpha evaluation and preliminary beta testing purposes. Our Vaughan facility will not be able to produce E^{3}Cells in sufficient quantities to meet the requirements of our second-stage beta testing program. There can be no assurance that we will have the necessary financial resources to build or acquire suitable manufacturing facilities when needed. Moreover, there can also be no assurances that we will be able to attract and retain qualified staff for any manufacturing facilities we acquire, or that we will be able to effectively manage our manufacturing operations.

We do not have any vendor contracts.

We do not have any long-term contracts with our suppliers. Instead we purchase off-the-shelf components from third parties and manufacture other components in house. Our suppliers are not obligated to sell components to us and they may be unable to satisfy our future requirements on a timely basis. Moreover, the price of purchased components could fluctuate significantly due to circumstances beyond our control.

We have limited marketing experience.

Market acceptance of our proposed products will depend in part on our ability to convince sophisticated end users of the advantages offered by our proposed E^{3}Cell batteries. Our management team has limited experience in marketing and we will need to either employ qualified marketing personnel or enter into appropriate marketing agreements with others. There can be no assurance that we will be able to effectively market our proposed products.

We will be a small player in an intensely competitive market and may be unable to compete.

The electrochemical battery industry is large, intensely competitive and resistant to technological change. If our product development efforts are successful, we will compete with numerous well-established companies that are much larger and have far greater financial, capital and other resources than we do. We may be unable to convince end users that our E^{3}Cell technology is superior to lead-acid battery technology. Moreover, if our larger competitors introduce similar products, they will be better able to withstand price competition and finance their promotional programs. There is no assurance that we will be able to compete effectively.

The growth we seek is rare and inherently problematic

Substantial future growth will be required in order for us to realize our business objectives. Growth of this magnitude is rare. To the extent we are able to develop competitive products and grow our business, we expect that such growth will place a significant strain on our managerial, operational and financial resources. We must manage our growth, if any, through appropriate systems and controls in each of these areas. We must also establish, train and manage a much larger work force. If we do not manage the growth of our business effectively, our revenues and profits could be materially and adversely affected.

We will try to use our stock to finance acquisitions.

As a key component of our growth strategy, we intend to acquire manufacturing facilities and other assets that we feel will enhance our revenue growth, operations and profitability. Whenever possible, we will try to use our stock as an acquisition currency in order to conserve our available cash resources for operational needs. Future acquisitions may give rise to substantial charges for the amortization of goodwill and other intangible assets that would materially and adversely affect our reported operating results. Any future acquisitions will involve numerous business and financial risks, including:

- Difficulties in integrating new operations, technologies, products and staff;

- Diversion of management attention from other business concerns;

- Cost and availability of acquisition financing; and

- Potential loss of key employees.

We will need to be able to successfully integrate any businesses we may acquire in the future, and the failure to do so could have a material adverse effect on our business, results of operations and financial condition.

Our interim chief financial officer is not a full-time employee.

John L. Petersen has been an officer and director of our company since February 2003. While he has agreed to continue as a director of our company and as our interim chief financial officer pending the recruitment of a suitable successor, Mr. Petersen is not a full-time employee of our company and is not required to devote any specific amount of time to our business. Although we intend to recruit and hire a full-time chief financial officer, we do not currently have a senior financial executive who devotes his or her full time and attention to our business.

Because of factors unique to us, the market price of our common stock is likely to be volatile.

Daily trading in our common stock has only recently commenced. Because of the manner in which we became a public company, the relatively few number of shares available for resale, the early stage of our business and numerous other factors, the trading price of our common stock is likely to experience significant fluctuations in the future. In addition, actual or anticipated variations in our quarterly operating results; the introduction of new products by our suppliers or our competitors; changes in conditions or trends in the battery industry; changes in governmental regulation; or changes in securities analysts' estimates of our future performance or that of our competitors or our industry in general, all could affect future stock performance. Investors should not purchase our common stock if they are unable to absorb a complete loss of their investment.

We will need to implement a substantial reverse split.

We have 201,826,432 shares of common stock and 45,225,555 presently exercisable stock purchase rights outstanding at the date of this report. Since we intend to seek additional capital almost immediately and we want to qualify for a Nasdaq or Amex listing at the earliest possible date, we believe an immediate capital restructuring will be essential. While we will not be able to make final restructuring decisions until the market price of our shares in the over-the-counter market has stabilized, we believe a reverse-split on the order of 1 new share for every 10 to 15 outstanding shares will probably be required. A definitive reverse split proposal will be included in the proxy statement for our next stockholders meeting which is tentatively scheduled for early May.

Our stock is subject to the "penny stock" rules which may make it a less attractive investment.

Our common stock currently trades on the Pink Sheets. Although we intend to file an application to list our stock on the Nasdaq or Amex in the future, we will not meet the initial listing standards for either of these markets until we revise our capital structure and obtain substantial additional capital. Therefore, we cannot give you any assurance that a liquid trading market will exist at the time any investor desires to dispose of any shares of our common stock. In addition, our stock is subject to the so-called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and accredited investors. An accredited investor is generally defined as an investor with a net worth in excess of $1 million or annual income exceeding $200,000 or $300,000 together with a spouse. For transactions covered by the penny stock rules, a broker-dealer must make a suitability determination for the purchase and must have received the purchaser's written consent to the transaction prior to sale. Consequently, both the ability of a broker-dealer to sell our common stock and the ability of holders of our common stock to sell their securities in the secondary market may be adversely affected. The Securities and Exchange Commission has adopted regulations that define a "penny stock" to be an equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule relating to the penny stock market. The broker-dealer must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is to sell the securities as a market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As a result of the additional suitability requirements and disclosure requirements imposed by the "penny stock" rules, an investor may find it more difficult to dispose of our common stock.

PLANNED BUSINESS OPERATIONS

Industry overview

The battery industry manufactures devices that store electrical energy in chemical form for use on demand by an electrical apparatus. The products produced by manufacturers range from simple batteries that provide electricity at the flip of a switch to smart batteries that use sophisticated feedback mechanisms to control charging, discharging and other operating parameters. The battery industry is experiencing an extended period of rapid growth that is fueled in part by the following factors:

- Environmental concerns over transportation systems that rely on fossil fuels;

- Economic concerns over the availability and cost of fossil fuels;

- The emergence of new technologies for communications, transportation and power generation; and

- Rapid development and industrialization in less developed countries.

Notwithstanding the rapid and sustained growth, the electrochemical battery industry faces a number of important technical challenges, including:

- Developing products that have improved power output to weight ratios, or power densities;

- Developing products that have improved charge and discharge rates;

- Developing products that have longer life-cycles and can withstand repeated charging and discharging without a loss of performance;

- Developing products that make a greater proportion of the stored energy available for use; and

- Developing products that can be recycled using existing technologies and infrastructures.

In response to these challenges, the electrochemical battery industry is developing and introducing new products based on technologies that are increasingly complex, sophisticated and expensive. We believe growth and technical change in the electrochemical battery industry will continue to accelerate for foreseeable future.

Overview of lead-acid battery technology

The most common form of electrochemical battery is the lead-acid battery. Lead-acid batteries are essential components in a wide variety of consumer and industrial products including:

- Automotive electrical systems;

- Golf carts, wheelchairs, forklifts and other motive applications

- UPS equipment for computers and sensitive electronics; and

- Power backup and conditioning systems for telecommunication and CATV equipment.

Despite their prominence in the market, lead-acid batteries have a number of inherently undesirable and heretofore unavoidable weaknesses, including:

- Life-spans that are limited by internal chemical processes that begin to deteriorate rapidly after a predictable number of charge and discharge cycles;

- Limitations on acceptable charge and discharge rates; and

- Limitations on the proportion of the stored energy that can be used without damaging the battery;

- Sensitivity to temperature extremes and other conditions in the operating environment.

A conventional lead-acid battery contains two lead-based electrodes, one negative and one positive. The negative electrode is the primary life-limiting component. Over the life of a lead-acid battery, internal electrochemical processes result in progressive and irreversible deterioration of the negative electrode. When the acid electrolyte can no longer freely penetrate the pores of the electrode, the battery loses its capacity to accept and hold a charge. At that point, the only alternative is to replace the old battery with a new one.

Lead-acid batteries deteriorate at different rates due to a variety of factors including the number of times the battery is charged and discharged; the rate of charge; the rate and depth of discharge; the ambient temperature; and other environmental conditions that effect internal electrochemistry. In demanding applications, lead-acid batteries typically have short useful lives.

Despite the inherent weaknesses of lead-acid battery technology, the worldwide market for lead-acid batteries accounts for approximately $30 billion in annual sales. We believe that worldwide demand for lead-acid batteries will continue to expand rapidly for the foreseeable future. However, as noted in a recent report by Frost & Sullivan [2002] World Lead-acid Battery Markets:

"The lack of technological developments and innovations in the total lead-acid battery market is one factor preventing significant growth rates ... Throughout 2001, a challenge that greatly impacted the lead-acid battery market was a lack of product originality and differentiation among product chemistries."

Overview of our E^{3}Cell technology

Our E^{3}Cell is a nanotechnology enabled hybrid electrochemical storage battery. Reduced to basics, our E^{3}Cell replaces the lead-based negative electrode in a conventional lead-acid battery with a nanoporous carbon electrode that eliminates the physical deterioration associated with lead-based negative electrodes and gives E^{3}Cell batteries super-capacitive characteristics that make it possible to rapidly deliver large amounts of stored energy. Therefore, we believe our E^{3}Cell technology is a revolutionary advance in the field of electrochemical energy storage. In rigorous testing, laboratory prototypes of our E^{3}Cell have demonstrated a number of important competitive features and performance advantages that compare favorably with lead-acid batteries. The features and advantages include:

- E^{3}Cells have cycle lives that are 4 to 5 times longer than lead-acid batteries;

- E^{3}Cells have high coulombic efficiencies, which means that more of the accumulated charge is available for use during discharge cycles;

- E^3Cells can withstand significantly faster sustained charge and discharge rates, which means that the stored energy is available more quickly;

- E^3Cells eliminate the corrosion problems associated with the use of lead-based negative electrodes;

- E^3Cells are hermetically sealed to eliminate maintenance and improve safety;

- E^3Cell technology is expected to be largely compatible with existing lead-acid battery manufacturing methods and production facilities; and

- E^3Cells are expected to be recyclable using existing technology and infrastructure.

For the past two-years, Dr. Brian Conway, an Emeritus Professor of Chemistry at the University of Ottawa and a recognized authority in the field battery and super-capacitor technology, has been actively involved in independent laboratory testing of our laboratory prototype E^3Cells. In Dr. Conway's view:

"The E^3Cell is a highly original technology that should be classified as a new hybrid capacitor/battery device. As presently developed, the E^3Cell has significant application to a variety of stationary power markets."

If our planned beta testing and product development work is successful, we believe we can become a leading competitor in the global market for high-performance batteries.

Our E^3Cell battery design

The complete technical description of a storage battery based on our E^3Cell technology is a "multi celled asymmetrical super-capacitive lead-acid-carbon hybrid battery." While our external battery design is not fundamentally different from the design of a traditional lead-acid battery, we use a radically different set of internal components. Where a lead-acid battery uses two lead-based electrodes in each cell, our E^3Cell battery uses a lead-based electrode for the positive pole and a polarizable nanoporous carbon electrode for the negative pole. We have developed manufacturing techniques that should, when fully developed, allow us to manufacture our nanoporous carbon anodes at a cost that will compare favorably with the cost of traditional lead-based electrodes. There is no assurance, however, that we will be able to effectively move our manufacturing techniques from the laboratory bench to the factory floor.

The key feature that differentiates our E^3Cell battery from a traditional lead acid battery is our use of a highly permeable and nanoporous carbon electrode to replace the lead-based negative electrode. This eliminates the physical deterioration associated with lead-based negative electrodes and gives our E^3Cell batteries super-capacitive characteristics that make it possible to rapidly deliver large amounts of stored energy. As a result, our E^3Cell batteries are expected to perform better in high performance applications where rapid charge and discharge rates, and the ability to withstand a large number of charge and deep discharge cycles are critical requirements.

In many respects, the design of our E^3Cell battery will be similar to the design of conventional lead-acid batteries. Our E^3Cells, each of which has a capacity of approximately 2.4 volts, will be arranged in a standard 6-cell configuration to make a 12-volt battery. In its final configuration, our E^3Cell battery is expected to use similar casings, cathodes, separators, terminals, electrolytes and assembly techniques. Because of the parallels between our E^3Cell batteries and conventional lead-acid batteries, our finished product is expected to look remarkably similar. While the internal components of our E^3Cell batteries are different, the basic design similarities mean that our E^3Cell batteries should be largely compatible with existing lead-acid battery production techniques and assembly processes. If our E^3Cell technology is well received, we believe existing lead-acid battery manufacturers will be able to adapt existing production lines to our E^3Cell technology for a fraction of the cost of a new facility.

Our product development and testing plan

We have prepared a detailed product development and testing plan that will, if successfully implemented over the next two years, advance our E^3Cell technology from the laboratory prototype stage to initial product rollout. Our basic research is complete and our E^3Cell prototypes have demonstrated competitive features and performance advantages that we believe manufacturers of UPS equipment and industrial power backup systems will find highly desirable. If we can establish the value and utility of our E^3Cell technology in a limited number of high-end industrial markets, we plan to increase our production capacity through acquisitions, joint ventures and licensing arrangements, and eventually enter the larger market segments including high-performance battery systems for hybrid automobiles and other high-value applications.

The cornerstone of our product development and testing plan is our research and development facility in Vaughan, Ontario. This facility includes a small-lot E^3Cell production line that allows us to integrate the work of our nanotechnology research staff with the practical issues faced by our materials science and manufacturing teams. We believe our Vaughan facility will shorten our product development cycles and improve the coordination between our laboratory scientists and our production engineers.

The principal function of our Vaughan facility will be to insure that constructs, formulations and manufacturing methods that succeed in the laboratory are immediately tested under real world manufacturing conditions in statistically valid lots. We do not believe our Vaughan facility will generate an operating profit, but we do believe that the ability to combine scientific research and prototype manufacturing in a single facility will increase the probability that our future manufacturing facilities will be able to produce quality products at predictable and competitive prices.

We have established a manufacturing advisory group to ensure that key expertise is leveraged from outside our company. The members of our manufacturing advisory group have a wide range of relevant experience in diverse industries including battery design and manufacturing, electrochemical research, semi-conductor assembly, equipment manufacturing and material science. Throughout the product development phase, we intend to engage a variety of third-party consultants on an as needed basis for testing and product performance validation.

Alpha evaluation. We have designed an "alpha evaluation cell" that can be efficiently produced in our Vaughan facility. Over the next 3 months, we plan to fabricate a sufficient number of evaluation cells to support our planned alpha evaluation program. The components for these alpha evaluation cells have already been fabricated by our scientists and will be assembled into complete evaluation cells by our engineering and manufacturing teams, Initially, we will focus on producing individual evaluation cells, but as alpha evaluation program progresses we plan to fabricate increasingly complex multi-cell batteries. We will use these alpha cells internally to determine whether our proposed battery design will consistently meet our performance standards.

We plan to cooperate with a single major manufacturer of UPS equipment during the alpha evaluation stage. Our proposed industry partner is a worldwide leader in the UPS equipment market that generates approximately $1 billion in annual sales. While certain details of the proposed relationship remain unresolved at the date of this report, we believe a testing partnership with a major UPS equipment manufacturer will give us the advantage of their significant technical expertise and field support while giving them an opportunity to participate in the early development of a promising battery technology. If our alpha evaluation program is successful, we believe several other leaders in the electrical power industry will participate as evaluation partners during the beta testing stage.

During the alpha evaluation stage, we will work closely with our testing partner to develop detailed technical specifications for the more advanced "beta evaluation batteries" that will be used in our planned field tests. We will also finalize the design of our beta evaluation batteries and begin fabricating the necessary components. There is no assurance that our alpha evaluation will be successful or that our company will ever be able to proceed to the beta evaluation stage.

Beta testing. If our alpha evaluation yields favorable results, we intend to implement a two-stage beta testing program that we believe will require up to 18 months. We believe our preliminary beta testing will require between three and six months to complete and include the following tasks:

- Manufacture preliminary beta evaluation batteries;

- Conduct extensive internal performance testing and establish quality control standards;

- Deliver prototype beta evaluation batteries to our testing partners for preliminary assessment, evaluation and testing in application specific environments; and

- Design a standardized E^3Cell battery for use in our second stage beta testing.

There is no assurance that our preliminary beta testing will be successful or that we will ever be in a position to proceed to our second-stage beta testing. If our preliminary beta testing yields favorable results, we believe our second-stage beta testing will require an additional 12 months and include the following additional tasks:

- Develop manufacturing and assembly processes and distribution systems for our standardized E^{3}Cell battery;

- Plan, design, build and test a dedicated facility for pilot production and experimental manufacturing of our standardized E^{3}Cell batteries in small commercial lots;

- Expand the beta evaluation process to additional testing partners in a variety of market segments for the purpose of developing a customer base for a commercial product rollout; and

- Develop a strategy for the production and commercial rollout of our proposed E^{3}Cell batteries.

Anticipated testing costs. We believe our alpha evaluation and preliminary beta testing can be conducted using our existing facilities and resources. The budgeted cost of our alpha evaluation is approximately $1.5 million and the anticipated cost of our preliminary beta testing is approximately $2.5 million. Our second stage beta testing activities will be considerably more expensive and require an investment of approximately $10 million. We do not presently have sufficient financial resources to pay the anticipated costs of our planned alpha evaluation and beta testing programs. We believe, however, that financing opportunities will become available as our alpha evaluation and beta testing progress, particularly if the intermediate results we obtain are favorable.

Commercial rollout. We do not have a well-defined strategy for the commercial rollout and production of our proposed E^{3}Cell batteries. We may decide to build our own production facilities and develop our own distribution capacities, or we may decide to enter into partnerships, joint ventures and other arrangements with existing battery manufacturers who have excess production and distribution capabilities. There is no assurance that we will be able to establish the necessary manufacturing facilities when needed, or effectively manage the manufacturing, marketing and distribution of a new class of battery product.

Our growth strategy

Our strategy is to establish a foundation for products based on our E^{3}Cell technology in a limited number of high-value market segments where performance is a primary consideration and cost is secondary. We have chosen three market segments where we believe the E^{3}Cell has key features that will be readily recognized and rapidly accepted. These market segments are:

- UPS equipment for computers and sensitive electronics;

- Power backup and conditioning systems for telecommunication and CATV equipment;

- Temporary storage systems for photovoltaic and wind energy generators that could derive substantial additional revenue from cost effective battery storage.

By focusing on these high-value industrial markets we believe we will be able to efficiently deploy a small and sophisticated marketing team that can concentrate on the needs of the relatively small number of manufacturers who compete in these large specialty markets. We believe this strategy is likely to:

- Provide sufficient revenue to make our company self-sustaining at an early stage;

- Provide a credible track record for larger and more conservative market segments that are not likely to rapidly adopt an emerging technology;

- Provide a level of insulation from the superior marketing, financial and production resources of our better-established competitors; and

- Provide multiple opportunities for high-level networking among sophisticated users.

If we are able to establish a credible market presence in our initial target markets, we then hope to use this foundation as a stepping-stone into successively larger market segments.

We do not view the E^{3}Cell as a replacement for standard automobile batteries because all of the accessories in automotive electrical systems are tuned to a relatively narrow voltage range. However it appears that E^{3}Cell batteries may offer a number of competitive features that would be attractive in battery systems for hybrid automobiles that:

- Require ultra-fast charge and discharge capacities;

- Can withstand a large number of charge and discharge cycles without internal damage; and

- Can provide capacitor like response to peak power demands during rapid acceleration.

There are no uniform industry standards for battery systems in hybrid automobiles and it is impossible to predict whether our E^{3}Cell batteries will be able to compete effectively with existing technologies or new technologies that are being developed by others. There is also no assurance that the market for hybrid automobiles will enjoy the growth rates that are presently anticipated by automobile manufacturers.

A second potential market that may develop in the future is power grid buffering systems; which are little more than extremely large and highly complex UPS systems. Since currently available power storage technologies are prohibitively expensive, the public power grid is largely unprotected and susceptible to frequent overstress and periodic failures. Based on preliminary investigations, we believe the products we intend to develop for the UPS market may also have potential in grid buffering. There can be no assurance, however, that we will ever develop a battery system that is suitable for use in grid buffering or that the electric power industry will be willing to incur the substantial costs associated with the installation and maintenance of a grid buffering system.

Patents and intellectual property

In connection with the Axion transaction, C&T contributed all of the patents, patent applications, trade secrets, know-how and other intellectual property associated with the E^{3}Cell technology to our company. We have no duty to pay any royalties or license fees with respect to the future commercialization of the E^{3}Cell technology and we are not subject to any field of use restrictions. We believe the C&T patents and patent applications, along with our trade secrets, know how and other intellectual property will be critical to our success.

We include appropriate non-competition and confidentiality provisions in all agreements with our employees, customers, vendors and others in order to strengthen our intellectual property claims. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection afforded to intellectual property rights are constantly evolving. The laws of many countries do not protect intellectual property to the same extent as the laws of the U.S. and Canada.

We believe the E^{3}Cell technology does not infringe outstanding patent rights held by others. Nevertheless, there may be patents issued or pending that are held by others and cover significant parts of the E^{3}Cell technology or our proposed products. For example, we are aware that a number of patents have been issued that relate to the use of carbon nanopore electrodes and it may be argued that one or more of those patents are sufficiently broad to preclude our intended use. Disputes over rights to these technologies are likely to arise in the future. We cannot be certain that our products do not or will not infringe valid patents other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business.

We may license technology from third parties. Our proposed products are still in the development stage and we may need to license additional technologies to optimize the performance of our products. We may not be able to license these technologies on commercially reasonable terms or at all. In addition, we may fail to successfully integrate any licensed technology into our proposed products. Our inability to obtain any necessary licenses could delay our product development and testing until alternative technologies can be identified, licensed and integrated.

In general, the level of protection afforded by a patent is directly proportional to the ability of the patent owner to protect and enforce his rights through legal action. Since our financial resources are limited, and patent litigation can be both expensive and time consuming, there can be no assurance that we will be able to successfully prosecute an infringement claim in the event that a competitor develops a technology or introduces a product that infringes on one or more of our patents or patent applications. There can be no assurance that our competitors will not independently develop other technologies that render our proposed products obsolete. In general, we believe the best protection of our proprietary technology will come from market position, technical innovation, speed-to-market and product performance. There is no assurance that we will realize any benefit from our intellectual property rights.

Staff and facilities

Our company has a total of nine full-time employees including a six-member engineering team and a three-member management and business development team. C&T provides an additional 22 full time employees for our company under the terms of a project management agreement. The employees provided by C&T include a ten-member scientific team that includes six employees with PhDs or other advanced degrees, a nine-member support team who are primarily involved in scientific support and manufacturing activities and a three-member project and facilities management team.

Over the next twelve months, we plan to hire five to ten additional employees for our production engineering and manufacturing teams. We are not subject to any collective bargaining agreements and believe our relations with our employees are good.

All of our employees work at our research and development center located at 100 Caster Avenue in Vaughan, a suburb of Toronto. We rent this facility under a commercial lease that provides for a minimum term of 36 months and a monthly rental of $5,000. Our research and development center includes approximately 14,000 square feet of floor space, including 5,000 square feet of management, administrative and engineering offices, 5,000 square feet of manufacturing facilities and 4,000 square feet of research laboratories.

We presently conduct all of our manufacturing functions at our research and development center in Vaughan, and we have the capacity necessary for the small scale manufacturing of the evaluation batteries that will be used in our alpha evaluation and preliminary beta testing. We believe our existing manufacturing facilities will be suitable for our anticipated needs until we complete our preliminary beta testing program. When we are ready to commence second-stage beta testing, we will need to acquire or build a dedicated manufacturing facility for standardized E^3Cell batteries. We believe that suitable facilities are and will continue to be available within a reasonable distance from our Vaughan research and development center. There is no assurance that we will have adequate financial resources to pay the costs of acquiring such a facility.

Production and Supply

Since our present management has limited experience in manufacturing, we will need to either employ qualified personnel to establish manufacturing facilities or enter into appropriate manufacturing agreements with others. There is no assurance that we will be successful in attracting experienced personnel or financing the cost of establishing additional manufacturing facilities, if required. Accordingly, there is no assurance that we will ever be capable of producing a quality product for sale at competitive prices. Since our company currently has no long-term manufacturing plans, there can be no assurance that we will be able to successfully manufacture our products.

The only component of our E^3Cell batteries that we presently manufacture in-house is our proprietary nanoporous carbon electrode. For all other components, we either order "off-the-shelf" items from established manufacturers, or have the necessary components manufactured according to specifications and designs established by us. To date, we have encountered no difficulty in obtaining necessary parts or components. We are not dependent upon any single supplier. Although there are alternate sources of supply for substantially all of the components that will be included in our E^3Cell batteries, we will depend on outside suppliers for substantially all of our raw materials and component parts. Therefore, there can be no assurance that our current or alternative sources will be able to meet all of our future demands on a timely basis. Unavailability of parts or components used in the manufacture of our products could require us to reengineer our products to accommodate available substitutions, which could increase our costs or have an adverse effect on manufacturing schedules, product performance and market acceptance.

LIQUIDITY AND CAPITAL RESOURCES

Our revenue and income potential is unproven and our limited operating history makes it difficult to evaluate our prospects. You must consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. Such risks for us include, but are not limited to, an evolving and unpredictable business model and management of growth. To address these risks, we must, among other things, implement and successfully execute our product testing strategy, develop and enhance our relationships with manufacturers of UPS equipment and industrial power backup systems, attract, retain and motivate qualified personnel and establish facilities for the commercial production of our proposed products. We cannot assure you that we will be successful in addressing such risks, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

Axion's former stockholders and noteholders contributed $1,500,000 in operating capital during the year ended December 31, 2003. In connection with the creation of the Mega-C Shareholders Trust, we recorded $1,061,303 of imputed technology acquisition costs as a capital asset. After giving effect to $519,767 in fourth quarter operating losses attributable to the operations of Axion, we had net stockholders equity of $1,994,596 and net working capital of $540,026 at December 31, 2003. During the first two weeks of January 2004:

- Certain founders and noteholders of Axion transferred their rights to 979,999 Axion shares and $50,000 in convertible notes to us in exchange for 8,639,992 shares of common stock

- C and T Co. Incorporated ("C&T"), the original developer of the E^3Cell technology, bought 20 million shares of our outstanding common stock from two of our principal stockholders for $200,000 and then distributed those shares to its stockholders;

- C&T transferred all of its right, title and interest in the E^3Cell technology to our company in exchange for 25,000,000 capital warrants and then distributed those warrants to its stockholders;

- An affiliate of C&T purchased 3,733,336 shares of common stock and 3,733,336 investor warrants for $400,000;

- An unaffiliated investor purchased 2,000,000 shares of common stock and 2,000,000 investor warrants for $250,000;

- We issued 2,880,000 additional shares of common stock to an irrevocable trust for the benefit of the stockholders of Mega-C Power Corporation;

- We adopted an incentive stock plan for our employees that will, subject to formal stockholder approval, permit us to issue options and other stock incentives for up to 15,000,000 shares of common stock; and

- We granted a two-year option to purchase 3,027,397 shares of common stock to our securities counsel and interim chief financial officer as partial compensation for post closing services.

Our operating expenses are expected to average approximately $200,000 per month until we complete our beta testing activities. We anticipate that our operating expenses will increase substantially in future periods as we complete beta testing, begin to develop new production facilities, expand our marketing capabilities and fulfill our obligations as a reporting company under the Exchange Act. Our limited operating history makes it difficult for us to predict future operating results and, accordingly, there can be no assurance that we will achieve or sustain revenue growth or profitability.

We believe our available financial resources will be adequate to provide for our cash requirement for a period of three to six months from the date of this report. However, we will need additional capital to pay our operating expenses and finance our planned expansion. Therefore, we intend to seek additional capital almost immediately to finance our ongoing our product development and testing activities.

We believe we will need at least $10 million in additional capital when we complete our preliminary beta testing and prepare to commence commercial beta testing of our proposed products, however, long-term capital requirements are difficult to plan for companies that are developing revolutionary products. We currently expect that we will need capital to pay our ongoing operating costs, fund additions to our infrastructure, pay for the expansion of our sales and marketing activities and finance the acquisition of complementary assets, technologies and businesses. We intend to pursue additional financing as opportunities arise.

Our ability to obtain additional financing in the future will be subject to a variety of uncertainties. The inability to raise additional funds on terms favorable to us, or at all, would have a material adverse effect on our business, financial condition and results of operations. If we are unable to obtain additional capital when required, we will be forced to scale back our planned expenditures, which would adversely affect our growth prospects.

Our authorized capital includes 400,000,000 shares of common stock and 100,000,000 shares of preferred stock. Our board of directors has the authority to issue all or any part of our authorized and unissued capital stock to raise additional capital or finance acquisitions. The board also has the authority to fix the rights, privileges and preferences of the holders of preferred stock, which may be superior to the rights of holders of our common stock. It is likely that we will seek additional equity capital and attempt to acquire other companies or operating assets in the future as we develop our business and implement our growth strategy. Any future issuance of common or preferred stock will dilute the percentage ownership interest of our current shareholders and may dilute the book value per share of our outstanding common stock.

As a result of our limited operating history, our operating plan and our growth strategy are unproven. We cannot be certain that our operating plan and our growth strategy will be successful or that we will be able to compete effectively, achieve market acceptance for our products or otherwise address the risks associated with our existing and proposed business activities.

MANAGEMENT, EXECUTIVE COMPENSATION
AND CERTAIN TRANSACTIONS

Our Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934 and Rule 14f-1 thereunder contains detailed information on:

- The identity, qualifications and experience of our officers and directors;

- The size, structure and past activities of our board of directors;

- The indemnification of our officers and directors in certain cases;

- The compensation we paid to our executive officers during the last three years; and

- Certain past and contemplated relationships where the officers, directors and principal stockholders of our company have engaged or intend to engage in transactions with our company.

You should read our Information Statement in its entirety.

DESCRIPTION OF SECURITIES

General

We are authorized to issue 400,000,000 shares common stock and 100,000,000 shares of preferred stock. Within these limits, our board of directors has the power at any time and without stockholder approval to issue shares of our common or preferred stock for cash, to acquire property or for any other purpose that the board believes is in the best interests of our company. Any decision to issue additional shares of common or preferred stock will reduce the percentage of our stockholders' equity that is held by our current stockholders and could dilute our net tangible book value.

A total of 201,826,432 shares of common stock and 45,225,555 presently exercisable stock purchase rights are issued and outstanding on the date of this report. No shares of preferred stock are currently outstanding.

Common stock

Our stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive dividends when, as and if declared by our board out of funds legally available. In the event of our liquidation, dissolution or winding up, our stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Our stockholders have no conversion, preemptive or other subscription rights and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred stock

Our certificate of incorporation authorizes the issuance of 100,000,000 shares of a blank check preferred stock. Our board of directors will have the power to establish the designation, rights and preferences of any preferred stock we issue in the future. Accordingly, our board of directors has the power, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. Subject to the directors' duty to act in the best interest of our company, shares of preferred stock can be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Although we have no present plans to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. We do not intend to issue preferred stock to effect a business combination.

Investor warrants

We have issued a total of 13,466,696 investor warrants. The investor warrants are valid for one-year. A total of 10,666,696 investor warrants will be exercisable at a price $.125 per share until June 30, 2004, and then $.1875 per share until they expire on December 31, 2004. The remaining 2,800,000 investor warrants will be exercisable at a price $.1875 per share until June 30, 2004, and then $.25 per share until they expire on December 31, 2004.

Capital warrants

We issued 25,000,000 capital warrants in connection with the acquisition of the E^3Cell technology from C&T. We also issued 3,731,462 capital warrants in connection with the settlement of $484,123 in accrued compensation and other related party debt that we owed to Ms. Fonner and Mr. Petersen. The capital warrants are valid for two-years and exercisable at a price of $.125 per share.

Dividend policy

We have never paid cash dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. Our company is not likely to pay cash dividends for an extended period of time, if ever. You should not subscribe to purchase our shares if you require current income from your investments.

Transfer Agent

The transfer agent for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

CAPITAL RESTRUCTURING PLANS

We have 201,826,432 shares of common stock and 45,225,555 presently exercisable warrants and options outstanding. Since we intend to seek additional capital almost immediately and we want to qualify for a Nasdaq or Amex listing at the earliest possible date, we believe an immediate capital restructuring will be essential. While we will not be able to make final restructuring decisions until the market price of our shares in the over-the-counter market has stabilized, we believe a reverse-split on the order of 1 new share for every 10 to 15 outstanding shares will probably be required to achieve a market price that meets applicable initial listing standards.

Based on a recent analysis of our stockholder list, we believe a conventional reverse split would leave our company with fewer than 50 "round lot" stockholders (i.e. persons who own more than 100 shares) and more than 320 "odd lot" stockholders (i.e. persons who hold less than 100 shares). We believe such a high percentage of odd lot holders would be very undesirable because:

- Odd lot holders are not counted as "stockholders" for Nasdaq or Amex listing purposes;

- Odd lot holders are frequently unable to sell shares on reasonable terms; and

- Odd lot holders can significantly increase stockholder communication costs.

To avoid these issues, we plan to implement a three-step capital restructuring instead of a conventional reverse split. As the first step in our planned restructuring, we will amend our Certificate of Incorporation to affect a reverse split in the ratio of 1 share for every 1,000 to 1,500 shares presently outstanding. We will not purchase fractional shares for cash or issue scrip to the holders of fractional shares. Instead, all calculations that would result in the issuance of a fractional share will be rounded up to the next highest whole number. Upon completion of the first step, every record stockholder will own at least one whole share.

As the second step in our planned restructuring, we will amend our Certificate of Incorporation to affect a 100 for 1 forward split of the shares outstanding upon completion of the reverse split. Upon completion of the second step, every record stockholder will own at least one round trading lot of one hundred shares of New Common.

As the final step in our planned restructuring, we will reduce our authorized capital to 75,000,000 shares of common stock and 7,500,000 shares of blank check preferred stock. The following table illustrates the anticipated impact on our record stockholders of a 1 share for 10 reverse split using our three-step restructuring process.

Stockholder Class	Before Reverse Split		After Reverse Split	
	Ownership	Percentage	Ownership	Percentage
Mega-C Stockholders' Trust	117,239,736	58.09%	11,724,000	58.01%
Other Axion Shareholders	74,586.696	36.96%	7,458,700	36.91%
Tamboril Stockholders	10,000,000	4.95%	1,027,700	5.09%
Totals	201,826,432	100.00%	20,210,400	100.00%

Our major stockholders will suffer a slight dilution of their total ownership percentage as a result of the three-step restructuring process described above. Nevertheless, we believe that the advantages of increasing the number of "round lot" stockholders while eliminating the odd lot stockholder problem justifies the small disproportionate benefit to be derived by our small stockholders.

Impact of our planned restructuring on certain beneficial owners

Registered owners of our common stock will not suffer a material dilution of their economic interests or voting power in connection with the implementation of our planned restructuring. Nevertheless, beneficial owners who hold shares in a brokerage or other nominee account will not receive the same treatment as record owners who hold their shares in registered form. Under Delaware law, all beneficial owners who hold our shares in a "street name" account will be aggregated and treated as a single stockholder for purposes of the restructuring calculations. Accordingly, beneficial owners who have fewer than 1,000 shares will become odd-lot stockholders.

The Depository Trust Company holds approximately 3,090,000 shares of our common stock in street name for the benefit of persons who have purchased our shares through brokerage firms and other nominees. At the date of this Report, we have no reliable information on the number of beneficial owners or the distribution of street name shares held by nominees among the various beneficial owners.

IN ORDER TO MAXIMIZE THE POTENTIAL BENEFIT OF OUR PLANNED RESTRUCTURING, WE ENCOURAGE BENEFICIAL OWNERS WHO HOLD OUR SHARES IN BROKERAGE ACCOUNTS TO PROMPTLY REQUEST PHYSICAL DELIVERY OF THEIR SHARES.

ITEM 3.
BANKRUPTCY OR RECEIVERSHIP.

Not applicable.

ITEM 4.
CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 5.
OTHER EVENTS AND REGULATION FD DISCLOSURE

Not applicable.

ITEM 6.
RESIGNATIONS OF REGISTRANT'S DIRECTORS.

Not applicable.

ITEM 7.
FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial statements of business acquired.

As permitted by Item 7(a)(4) of Form 8-K, audited consolidated financial statements of Tamboril Cigar Company and Axion Power Corporation as of December 31, 2003 and for the year ended December 31, 2003 will be filed within 60 days after the date of this report. Unaudited consolidated financial statements of Tamboril Cigar Company and Axion Power Corporation as of December 31, 2003 and for the year ended December 31, 2003 are included in this report.

(b)   Pro forma financial information.

Axion Power Corporation was incorporated in September 2003 and did not engage in any substantive business activities until the fourth quarter of 2003. Accordingly there are no historical financial statements of Axion that can be used in the preparation of the pro forma financial information required by Item 7(b) of Form 8-K. All of the information that would have been provided by such pro forma financial statements will be included in the audited consolidated financial statements of Tamboril Cigar Company and its subsidiary Axion Power Corporation that will be filed within 60 days after the date of this report.

(c)   Exhibits.

2.1   Amended Plan of Reorganization for Debtors Under Chapter 11 of the
United States Bankruptcy Code ....†

2.2   Purchase and Sale Agreement dated January 23, 2003 between Ashley Bolt
& Co. Limited, Sally A. Fonner and John L. Petersen ....††

2.3   Reorganization Agreement (without exhibits) between Tamboril Cigar Company,
Axion Power Corporation and certain stockholders of Axion Power Corporation
dated December 31, 2003 ....

2.4   First Addendum to the Reorganization Agreement between Tamboril Cigar
Company, Axion Power Corporation and certain stockholders of Axion Power
Corporation dated January 9, 2004 ....

3.1	Amended and Restated Certificate of Incorporation of Tamboril Cigar Company dated February 13, 2001	†††
3.2	Amended By-laws of Tamboril Cigar Company	††††
4.1	Trust Agreement for the Benefit of the Shareholders of Mega-C Power Corporation dated December 31, 2003	
10.1	Development and License Agreement between Axion Power Corporation and C and T Co. Incorporated dated November 15, 2003	
10.2	Letter Amendment to Development and License Agreement between Axion Power Corporation and C and T Co. Incorporated dated November 17, 2003	
10.3	Letter Amendment to Development and License Agreement between Axion Power Corporation and C and T Co. Incorporated dated January 9, 2004	
10.4	Purchase and sale agreement among John L. Petersen, Sally A. Fonner and C and T Co. Incorporated dated January 9, 2004	

†   Incorporated by reference from our Current Report on Form 8-K dated December 22, 2000.
††   Incorporated by reference to the Schedule 13D filed by Ms. Fonner and Mr. Petersen on January 23, 2003.
††† Incorporated by reference from our Current Report on Form 8-K dated February 5, 2003.
†††† Incorporated by reference from our Form 10-SB Registration Statement dated May 15, 1997.

ITEM 8.
CHANGE IN FISCAL YEAR.

Not applicable.

ITEM 9.
REGULATION FD DISCLOSURE

Not applicable.

ITEM 10.
AMENDMENTS TO THE REGISTRANT'S CODE OF ETHICS OR WAIVER OF A PROVISION OF THE CODE OF ETHICS

Not applicable.

ITEM 11.
TEMPORARY SUSPENSION OF TRADING UNDER REGISTRANT'S EMPLOYEE BENEFIT PLANS

Not applicable.

ITEM 12.
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Tamboril Cigar Company has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAMBORIL CIGAR COMPANY
January 15, 2004

By:_____/s/_____
        Kirk Tierney, President

By:_____/s/_____
        John L. Petersen, Chief Financial Officer

TAMBORIL CIGAR COMPANY
AND AXION POWER CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2003 AND 2002

ASSETS

	2003 (Unaudited)	2002 (Audited)
Current assets		
Cash and cash equivalents	$ 610,026	$ 67,166
Prepaid expenses and sundry deposits	100,000	-
Total current assets	710,026	67,166
Amounts paid under installment subscription agreement (Note 7)	393,267	-
Investment in proprietary technology, at cost	1,061,303	-
Total assets	**$ 2,164,596**	**$ 67,166**

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

	2003	2002
Current liabilities		
Accounts payable and accrued liabilities	$ 120,000	$ -
Note payable - related parties	-	206,123
Convertible note payable, without interest (Note 8)	50,000	-
Total current liabilities	170,000	206,123
Stockholders' equity (deficiency)		
Capital stock (Note 9)		
Common Stock, $.0001 par value, 400,000,000 shares authorized, 13,356,632 shares outstanding at December 31, 2002 and 186,573,104 shares outstanding at December 31, 2003	15,657	1,336
Preferred Stock, 100,000,000 shares authorized, 33,227 shares of Series B 8% Convertible Preferred outstanding at December 31, 2002 and no shares outstanding at December 31, 2003 (Note 10)	-	3
8% Convertible debentures (Note 10)	-	200,000
Additional paid-in capital	2,498,706	6,282,234
Deficit	(519,767)	(6,622,530)
Total stockholders' equity (deficiency)	1,994,596	(138,957)
Total liabilities and stockholders' equity (deficiency)	**$ 2,164,596**	**$ 67,166**

The accompanying footnotes are an integral part of these financial statements.

TAMBORIL CIGAR COMPANY
AND AXION POWER CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
	(Unaudited)	(Audited)
Operating revenue	$ -	$ -
Operating expenses		
General and administrative	68,781	53,830
Officers' and directors' fees	165,000	-
Legal and professional fees	268,000	-
Research and development	363,149	
Total operating expenses	864,930	53,830
Loss from operations	(864,930)	(53,830)
Interest and other income	-	635
Comprehensive net income (loss)	**$ (864,930)**	**$ (53,195)**
Basic loss per common share	**$ (0.02)**	**$ (0.00)**
Weighted average number of shares used in computing loss per common share:	**47,625,878**	**13,356,632**

The accompanying footnotes are an integral part of these financial statements.

**TAMBORIL CIGAR COMPANY
AND AXION POWER CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2003**

	Common Stock		Series B Convertible Preferred Stock		Additional Paid-in		Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficiency)
Balance, December 31, 2001	13,356,632	$1,336	33,227	$3	$6,282,233	($6,569,336)	$ (285,763)
Net loss	-	-	-	-	-	-53,195	$ (53,195)
Balance, December 31, 2002	**13,356,632**	**1,336**	**33,227**	**$ 3**	**6,282,233**	**(6,622,530)**	**(338,957)**
Preferred stock conversion	33,277,000	3,323	(33,277)	$ (3)	(3,320)	-	-
Debenture conversion	4,000,000	400	-	-	199,600	-	200,000
Common stock cancellation	(20,583,640)	(2,058)	-	-	2,058	-	-
Settlement of amounts due to related parties	-	-	-	-	484,123	-	484,123
Reallocation of par value of Tamboril	-	(3,000)	-	-	-	3,000	-
Application of additional paid-in capital against deficit	-	-	-	-	(6,964,693)	6,964,693	-
RTO stock issuances (Note 11)	42,213,368	4,221	-	-	1,448,839	-	1,453,060
Mega-C Trust stock issuance (Note 11)	114,359,736	11,436	-	-	1,049,867	-	1,061,303
Net loss	-	-	-	-	-	(864,930)	(864,930)
Balance, December 31, 2003	**186,573,104**	**$15,657**	**-**	**$ -**	**$2,498,706**	**($519,767)**	**$ 1,994,599**

The accompanying footnotes are an integral part of these financial statements.

TAMBORIL CIGAR COMPANY
AND AXION POWER CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	**2002**
	(Unaudited)	(Audited)
Cash flows from operating activities:		
Comprehensive net loss	$ (864,930)	$ (53,195)
Adjustments to reconcile comprehensive net loss to net cash used in operating activities:		
Increase in prepaid expenses and sundry deposits	(100,000)	-
Increase in accounts payable, related parties	398,000	-
Net cash used in operating activities	(566,930)	(53,195)
Cash flows used in investing activity:		
Installment made under share subscription agreement	(393,267)	-
Net cash used in investing activities	(393,267)	-
Cash flows from financing activities:		
Advances from related party	-	58,972
Convertible note payable	50,000	-
RTO stock issuances	1,453,057	-
Net cash provided by (used in) financing activities	1,503,057	58,972
Increase in cash and cash equivalents	542,860	5,777
Cash and cash equivalents, beginning of year	67,166	61,388
Cash and cash equivalents, end of year	$ 610,026	$ 67,166

The accompanying footnotes are an integral part of these financial statements.

TAMBORIL CIGAR COMPANY
AND AXION POWER CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Note 1. – Description of Business

Tamboril Cigar Company ("Tamboril" or the "Company") was formerly a manufacturer and distributor of handmade cigars. The Company ceased its manufacturing operations in 1999.

On December 31, 2003, as reported in Note 11 of these consolidated financial statements, the Company participated in a reverse take-over transaction ("RTO") as the legal parent. The legal subsidiary, Axion Power Corporation ("Axion"), is a Canadian company that is developing and preparing to commence beta testing of a new class of energy storage device, using proprietary battery technology.

Note 2. – Ability to Continue as a Going Concern

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.   During the years ended December 31, 2003 and 2002, the Company did not recognize any revenue from business operations and was essentially inactive.

On December 31, 2003, as reported in Note 11, the Company acquired Axion Power Corporation in a transaction that was structured as a reverse takeover. The legal subsidiary, Axion, is in the process of developing and testing certain proprietary battery technology needed to develop a new class of energy storage device, and as such should be considered to be a development stage enterprise. In addition to utilizing existing financial resources, Management intends to raise additional equity and/or debt capital to finance future operations. There is no assurance that sufficient new equity and/or debt financing will be obtained by the Company for future operations. Any shortfall may (or may not) be supplemented by loans from management or the proceeds of future financing transactions.

The foregoing conditions raise doubt about the Company's ability to continue as a going concern. These consolidated financial statements exclude adjustments, which might otherwise be necessary if the Company were unable to continue as a going concern, related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

Note 3. – Basis of Consolidation

The consolidated financial statements for December 31, 2003 include the accounts of Tamboril for the year then ended and the accounts of its subsidiary, Axion, for the period from September 18, 2003 (the date of Axion's incorporation) to December 31, 2003. As a result of the RTO, Tamboril is deemed to be the continuation of Axion. As a result, these consolidated financial statements for 2003 present the combined operations of Tamboril and Axion for the period. Intercompany transactions and balances have been eliminated.

Comparative figures for December 31, 2002 include only the accounts of Tamboril for the year then ended, as Axion had not been incorporated as at that date.

Note 4. – Plan of Operations

On December 31, 2003, as reported in Note 10, the Company participated in an RTO as the legal parent. Management intends continue the development and testing of the proprietary battery technology needed to develop a new class of energy storage device.

TAMBORIL CIGAR COMPANY
AND AXION POWER CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Note 5. – Significant Accounting Policies

a) Fiscal year

The Company's fiscal year ends annually on December 31.

b) Cash and cash equivalents

Cash and cash equivalents represents cash and other demand deposits. At December 31, 2003 and 2002, the Company had no cash equivalents.

c) Loss per share

The Company computes net loss per common share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS 128 and SAB 98, basic net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding.

Diluted loss per share has not been presented on the basis that the exercise of any outstanding warrants and options would be anti-dilutive.

d) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities (if any) as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which such adjustments become known.

Note 6. – Related party obligations

At December 31, 2001, Tamboril's financial statements reported cumulative cash advances from related parties of $147,152. During the year ended December 31, 2002, Tamboril's principal stockholders made additional cash advances in the amount of $58,972. These advances are non-interest bearing and have no fixed maturity date, and were used to pay certain operating costs.

During the year ended December 31, 2003, Tamboril incurred administrative fees in the amount of $55,000, officers' and directors' fees in the amount of $165,000, and legal fees in the amount of $110,000. The aggregate of these fees, being the amount of $330,000, is payable to related parties. During the year ended December 31, 2003, the amount of $52,000 was paid in cash to related parties. As at December 31, 2003, the remaining balance in the amount of $278,000 was eliminated as part of the RTO transactions, whereby the related party creditors (the former controlling shareholders of Tamboril) agreed to accept 3,731,462 capital warrants in exchange thereof. Each capital warrant can be exercised to purchase one share of Tamboril common stock at a price of $0.125 per share for a period of two-years.

TAMBORIL CIGAR COMPANY
AND AXION POWER CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Note 7. - Amounts paid under installment subscription agreement

On November 17, 2003, Axion entered into an installment share subscription agreement to purchase 100% of the issued and outstanding stock of C & T Co. Inc. ("C&T") for an aggregate consideration of $1,794,000.

As at December 31, 2003, Axion was committed to pay:

a) $400,000 in equal monthly payments of $100,000 due on the first day of each month, commencing on January 1, 2004, and
b) the amount of $1,000,000 within 15 days the completion of successful beta testing.

Under the agreement, Axion is not entitled to any of the legal, equitable or other rights and obligations of a C&T shareholder, until the purchase price has been paid in full and the C&T shares have actually been issued.

Note 8. – Convertible note payable

The note payable is convertible at the option of the security-holder into 800,000 shares of Tamboril common stock.

Note 9. – Capital Stock

The Company's Certificate of Incorporation authorizes the issuance of 400,000,000 shares of $.0001 par value common stock and 100,000,000 shares of $.0001 par value preferred stock.

The Board of Directors may issue any or all of the authorized but unissued common stock and preferred stock without stockholder approval. The preferred stock may be issued with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Company's common stock.

Note 10. – Series B Preferred Stock and 8% Convertible Debentures

On September 22, 1997, the Company sold $200,000 of 8% Convertible Debentures and 56,000 shares of $50 stated value Series B 8% Convertible Preferred Stock to three related purchasers for $3,000,000. Between February and August of 1998, the holders converted 22,773 shares of Preferred Stock into 7,452,738 shares of Common Stock.

On January 29, 2003, the holders of the Debentures and Preferred Stock exercised their conversion rights and converted all of the Debentures and Preferred Stock into shares of Common Stock. A total of 33,227,000 shares of Common Stock were issued upon conversion of the Preferred Stock and a total of 4,000,000 shares of Common Stock were issued upon conversion of the Debentures. Upon completion of the conversions, the Company's officers owned approximately 82.3% of the Company's outstanding voting stock. The conversion has been excluded from the consolidated statements of cash flows on the basis that such conversion is a non-cash transaction.

Note11. – Business Combination Transaction and Reverse Take-Over ("RTO")

In December 2003, the Company agreed to acquire Axion. In contemplation of this planned acquisition, two of the Company's principal stockholders surrendered 20,583,640 shares of common stock, without consideration, for the purpose of canceling the shares. In connection with the stock cancellation, $2,058 was reclassified as additional paid-in capital. This reclassification has been excluded from the consolidated statements of cash flows on the basis that such reclassification represents a non-cash transaction.

**TAMBORIL CIGAR COMPANY
AND AXION POWER CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002**

Note11. – Business Combination Transaction and Reverse Take-Over ("RTO") - continued

On December 31, 2003, in a business combination that was structured as an RTO, the Company acquired 100% of the outstanding common stock of Axion and assumed the rights and obligations related to certain convertible notes payable having an aggregate face value of $1,450,000. Upon full conversion of these notes, Tamboril would collectively own 92.3% of the issued and outstanding common stock of Axion. Immediately prior to this transaction, Tamboril had 30,000,000 shares of common stock outstanding. As a result of this transaction, Tamboril issued 42,213,368 shares from its Treasury to the former security-holders of Axion. Consequently, the Tamboril shares owned by the former security-holders of Axion constitute a substantial majority of Tamboril's issued and outstanding common stock.

This transaction was accounted for as a reverse take-over. In accordance with this RTO, the par value of the 30,000,000 shares of Tamboril's common stock, being $3,000, was reclassified and credited to the accumulated deficit. This reclassification is excluded from the consolidated statements of cash flows on the basis that such reclassification is a non-cash transaction.. Accordingly, the consolidated financial statements for the year ended December 31, 2003 includes Axion's results of operations for the period from September 18, 2003 (the date of Axion's incorporation) to December 31, 2003. Consequently, the consolidated financial statements for 2003 present the combined operations of Tamboril and Axion.

On closing of the Axion RTO transaction, Tamboril:

a)   Issued and delivered 24,480,008 shares of Tamboril common stock to certain former security-holders of Axion in exchange for 100% of their rights, title and interest 3,060,001 shares of the common stock of Axion;

b)   Issued and delivered 8,000,000 shares of Tamboril common stock to certain former security-holders of Axion in exchange for 100% of their rights, title and interest in $500,000 aggregate principal amount of Axion's seed financing convertible notes payable;

c)   Issued and delivered 8,533,560 shares of Tamboril common stock and 8,533,560 warrants to certain former security-holders of Axion in exchange for 100% of their rights, title and interest in $800,000 aggregate principal amount of Axion's first round private placement convertible notes payable. Each warrant shall entitle the holder to purchase one additional share of Tamboril Common for a period of one year upon payment of a warrant exercise price $0.125 per share. If the warrants are not exercised within six months from the issue date, the exercise price will increase to $.1875 per share; and

d)   Issued and delivered 1,200,000 shares of common stock and 1,200,000 warrants to certain former security-holders of Axion in exchange for 100% of his rights, title and interest in $150,000 aggregate principal amount of Axion's second round private placement convertible notes payable. Each warrant shall entitle the holder to purchase one additional share of Tamboril Common for a period of one year upon payment of a warrant exercise price $0.125 per share. If the warrants are not exercised within six months from the issue date, the exercise price will increase to $.1875 per share.

Concurrently, the former Axion security-holders delivered to Tamboril the certificates evidencing ownership of the issued and outstanding Axion equity and debt instruments involved in the RTO, duly endorsed to the Company.

TAMBORIL CIGAR COMPANY
AND AXION POWER CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Note11. – Business Combination Transaction and Reverse Take-Over ("RTO") - continued

Concurrent with this transaction, and in accordance with the direction of the former Axion security-holders, an irrevocable trust for the benefit of certain stockholders of Mega-C Power Corporation ("Mega-C") was created. The purpose of the Trust shall be to preserve the potential equitable interests of the Mega-C Shareholders in the proprietary battery technology that Axion and Tamboril intend to develop, while insulating Axion and Tamboril from litigation risks arising from the business of Mega-C and the alleged unlawful activities of certain directors, officers and stockholders of Mega-C. As a result, Tamboril issued 114,359,736 of its shares from Treasury, having an exchange value of $1,063,303, to the Trust for the Benefit of the Shareholders of Mega-C Power Corporation (the "Mega-C Trust"). Tamboril has capitalized as an asset the cost of the rights to use the proprietary battery technology. The issuance of these shares to the Mega-C Trust has been excluded from the consolidated statement of cash flows on the basis that it represents a non-cash transaction.

In summary, after the closing of these transactions, Tamboril had 186,573,104 shares of Common Stock and 13,464,822 common stock purchase warrants issued and outstanding, which will be held beneficially as follows:

	Common Stock	**Warrants**	**Total Ownership**
Tamboril Stockholders	30,000,000	3,731,462	33,731,462
Mega-C Trust	114,359,736	-	114,359,736
Former Axion security-holders	42,213,368	9,733,360	51,946,728
Totals	**186,573,104**	**13,464,822**	**200,037,926**

Note 12. – Subsequent Event Concerning the Business Combination Transaction and RTO

On January 8, 2004, Tamboril, in connection with the Axion transaction agreed to the following:

- Certain founders and noteholders of Axion transferred their rights to 979,999 Axion shares and $50,000 in convertible notes to Tamboril for 8,639,992 shares of common stock

- The original developer of the Company's battery technology bought 20 million shares of the Company's outstanding common stock from two principal stockholders for $200,000 and distributed those shares to its stockholders.

- The original developer of the Company's battery technology transferred all of its right title and interest in the technology to the Company in exchange for 25,000,000 capital warrants and then distributed those warrants to its stockholders;

- An affiliate of the original developer of the Company's battery technology purchased 3,733,336 shares of common stock and 3,733,336 investor warrants for $400,000;

- The Company adopted an incentive stock plan for employees that authorizes the issuance of options and other stock incentives for up to 15,000,000 shares of common stock; and

- The Company granted a two-year option to purchase 3,027,397 shares of common stock to its securities counsel as partial compensation for post closing services.

After giving effect to the foregoing, Axion is a wholly owned subsidiary of Tamboril and Tamboril is the sole beneficial owner of the battery technology

TAMBORIL CIGAR COMPANY
AND AXION POWER CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Note 13. – Segmented information

The companies operate in one operating segment, that being the development and testing of certain proprietary battery technology needed to develop a new class of energy storage device.

Total assets	**2003**	**2002**
	(Unaudited)	(Audited)
Canada	$2,132,870	$ -
United States of America	1,608	67,166
	$2,134,478	**$67,166**

Note 14. – Fair values of financial instruments

Carrying values for primary financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities, note payable – related parties and convertible note payable approximate fair values due to their short-term maturities.

EXHIBIT 2.3

REORGANIZATION AGREEMENT

This Reorganization Agreement ("Agreement") is made, entered into and effective as of this 31st day of December 2003, between and among Tamboril Cigar Company, a corporation organized under the laws of the State of Delaware (the "Company"), Axion Power Corporation, a Canadian Federal Corporation, ("Axion") and the persons identified in Schedules A-1 through A-4 (the "Axion Securityholders").

WHEREAS, the Axion Securityholders identified in Exhibit "A" own common stock and convertible notes of Axion (the "Axion Securities") that will, upon full conversion of the notes, collectively represent 92.3% of the issued and outstanding common stock of Axion; and

WHEREAS, the Axion Securityholders want to create an irrevocable trust for the benefit of certain stockholders of Mega-C Power Corporation; and

WHEREAS, the purpose of the trust will be to protect certain legitimate interests of the stockholders of Mega-C Power Corporation while insulating the Axion Securityholders and the Company from certain potential litigation risks associated with ongoing litigation and potential regulatory enforcement actions arising from the prior activities of Mega-C Power Corporation and certain of its directors, officers and stockholders; and

WHEREAS, the Company wishes to acquire the Axion Securities, solely in exchange for certain common stock and warrants the (the "Company Securities") that will be issued to the Axion Securityholders and placed in trust for the benefit of the stockholders of Mega-C Power Corporation;

NOW, THEREFORE, in consideration of the mutual covenants, obligations and benefits hereinafter set forth, the parties hereto agree as follows:

1. REPRESENTATIONS AND WARRANTIES OF AXION. Axion represents and warrants to the Company:

a. Organization and Qualification; Subsidiaries. Axion is a Canadian Federal Corporation duly organized, validly existing and in good standing, which has all requisite corporate or other power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted; and is duly qualified and in good standing to do business in the Province of Ontario and each other jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary. Axion has no directly or indirectly owned subsidiaries.

b. Articles of Incorporation and By-Laws. Axion has heretofore furnished to the Company complete and correct copies of all material corporate documents. The documentation provided includes Axion's Articles of Incorporation and all amendments thereto, Axion's By-laws and all amendments thereto, minutes of all of the meetings of the incorporators, board of directors and shareholders and copies of all material contracts, leases, licenses or other contracts to which Axion is a party or in which Axion has an interest.

     c.   <u>Capitalization</u>. The authorized capital stock of Axion consists of an unlimited number of shares of common stock without par value ("<u>Axion Common</u>"). As of the date hereof one (1) share of Axion Common is issued and outstanding and 3,400,000 shares of common stock are issuable to the founders of Axion for out-of-pocket costs incurred and substantial personal services actually rendered in connection with the organization of Axion. All of the issued and outstanding shares of Axion Common are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, Axion' Articles of Incorporation or By-Laws or any other agreement to which Axion is a party or bound. Axion has received the full consideration for the founders' shares and the shares are presently issuable to the persons entitled thereto. <u>Schedule A-1</u> identifies the owner of the one issued and outstanding share of Axion Common and the beneficial owners of the 3,060,000 founders' shares that will be acquired by the Company pursuant to this Agreement.

     Axion has previously sold $550,000 aggregate principal amount of convertible seed financing notes, which are convertible into Axion Common at a price of $.50 per share. <u>Schedule A-2</u> identifies the holders of the $500,000 aggregate principal amount of Axion's convertible seed financing notes that will be acquired by the Company pursuant to this Agreement.

     Axion has previously sold $800,000 aggregate principal amount of convertible first round private placement notes, which are convertible into Axion units at a price of $.75 per unit. Each Axion unit will include one share of Axion Common and one warrant that entitles the holder to purchase one additional share of Axion Common for a period of one year upon payment of a warrant exercise price $1.00 per share. If the warrants are not exercised within six months from the issue date, the exercise price will increase to $1.50 per share. <u>Schedule A-3</u> identifies the holders of the $800,000 aggregate principal amount of Axion's convertible first round private placement notes that will be acquired by the Company pursuant to this Agreement.

     Axion has previously sold $150,000 aggregate principal amount of convertible second round private placement notes, which are convertible into Axion units at a price of $1.00 per unit. Each Axion unit will include one share of Axion Common and one warrant that entitles the holder to purchase one additional share of Axion Common for a period of one year upon payment of a warrant exercise price $1.50 per share. If the warrants are not exercised within six months from the issue date, the exercise price will increase to $2.00 per share. <u>Schedule A-4</u> identifies the holders of the $150,000 aggregate principal amount of Axion's convertible second round private placement notes that will be acquired by the Company pursuant to this Agreement.

     Except as set forth above, there are no bonds, debentures, notes or other debt securities presently outstanding, or any agreements, understandings or arrangements obligating Axion to issue, deliver or sell any debt securities in the future.

     Except as set forth above, there are no options, warrants, calls or other rights, agreements, arrangements or commitments presently outstanding, or any agreements, understandings or arrangements obligating Axion to issue, deliver, sell or enter into any such option, warrant, call or other such right, agreement, arrangement or commitment in the future.

All of the Axion securities specified above are duly authorized, validly issued, fully paid and nonassessable and are owned by the persons specified in Schedules A-1 through A-4, free and clear of any security interests, liens, claims, pledges, agreements, limitations on voting rights, charges or other encumbrances of any nature whatsoever ("Encumbrances").

d. Authority. Axion has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceeding on the part of Axion is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Axion and, assuming the due authorization, execution and delivery thereof by the Company, constitutes the legal, valid and binding obligation of Axion enforceable in accordance with its terms.

e. No Conflict; Required Filings and Consent. The execution and delivery of this Agreement by Axion does not, and the performance of this Agreement by Axion will not (i) conflict with or violate the Articles of Incorporation or By-Laws of Axion, (ii) conflict with or violate any shareholders agreement that is binding on Axion, (iii) conflict with or violate any federal, state, or local law, statute, ordinance, rule, regulation, order, judgment or decree (collectively, "Laws") in effect as of the date of this Agreement and applicable to Axion or by which its properties are bound or subject, or (iv) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of an Encumbrance on, any of the properties or assets of Axion pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Axion is a party or by which Axion or its properties are bound or subject except for breaches, defaults, events, rights of termination, amendment, acceleration or cancellation, payment obligations or liens or Encumbrances that would not have a material adverse effect on the business, properties, assets, condition (financial or otherwise) operations or prospects of Axion, taken as a whole ("Axion Material Adverse Effect").

The execution and delivery of this Agreement by Axion does not, and the performance of this Agreement by Axion will not, require Axion to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any governmental or regulatory authority ("Governmental Entities") based on laws, rules, regulations and other requirements of Governmental Entities in effect as of the date of this Agreement, except for applicable requirements, if any, of (i) federal or state securities laws and the filing and recordation of certain corporate documents as required by applicable State law and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, either individually or in the aggregate, prevent Axion from performing its obligations under this Agreement or have a Axion Material Adverse Effect.

f.   Permits; Compliance. Axion is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (collectively, the "Axion Permits"), and there is no action, proceeding or investigation pending or, to the knowledge of Axion, threatened, regarding suspension or cancellation of any of Axion Permits. Axion is not in conflict with, or in default or violation of (a) any Law applicable to Axion or by which any of its properties is bound or subject or (b) any of the Axion Permits, except for any such conflicts, defaults or violations which would not have a Axion Material Adverse Effect.

g.   Financial Statements. Attached hereto as "Exhibit B" is a preliminary unaudited balance sheet of Axion as of December 31, 2003. The preliminary unaudited balance sheet has been prepared by Axion in accordance with generally accepted accounting principles and fairly presents the financial position of Axion as of the date thereof. Axion has not:

(1)   issued any equity, debt or other securities that are not reflected in the preliminary balance sheet;

(2)   paid or declared any dividends or distributions of capital, surplus, or profits with respect to any of its issued and outstanding securities;

(3)   entered into any other transaction or agreement which would, or might, materially impair its shareholders' equity as reflected in the preliminary balance sheet.

h.   No Undisclosed Liabilities. There are no liabilities of Axion of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than liabilities fully reflected or reserved against on the Axion Financial Statements; and liabilities which, individually or in the aggregate, would not have a Axion Material Adverse Effect.

i.   Absence of Litigation. There is no claim, action, suit, litigation, proceeding, arbitration or investigation of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), pending or threatened against Axion or any properties or rights of Axion and Axion is not subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Entity, or any judgment, order, writ, injunction, decree or award of any Governmental Entity or arbitrator, including, without limitation, cease-and-desist or other orders.

j.   Taxes. Axion has filed each federal, state and local tax return required by law, or has filed proper extensions, and has paid all Taxes, assessments and penalties due and payable. The provisions for Taxes, if any, reflected in the most recent balance sheet included in the Axion Financial Statements are adequate for any and all federal, state, county and local taxes for the period ending on the date of that balance sheet and for all prior periods, whether or not disputed. There are no present disputes as to Taxes of any nature payable by Axion or any Subsidiary.

k.   Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated in this Agreement based upon arrangements made by or on behalf of Axion.

l.   Axion Corporate Action. The Board of Directors of Axion has (a) determined that the transaction contemplated hereby is advisable and fair and in the best interests of Axion and the Axion Securityholders, (b) approved the transaction contemplated hereby in accordance with the applicable laws of the Province of Ontario, Canada, (c) recommended the approval of this Agreement by the Axion Securityholders and (d) obtained the requisite approval of the transactions contemplated in this Agreement.

m.   Environmental Laws and Regulations. Axion is in material compliance with all applicable federal, provincial and local laws and regulations and common law relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata (collectively, "Environmental Laws")), which compliance includes, but is not limited to, the possession by Axion of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof and compliance with notification, reporting and registration provisions under applicable Environmental Laws; Axion has not received notice of, or, to the knowledge of Axion, is the subject of, any action, cause of action, claim, investigation, demand or notice by any person or entity alleging liability under or noncompliance with any Environmental Law ("Environmental Claim"); and to the knowledge of Axion, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future, or to require material expenditures to maintain such material compliance in the future.

There are no Environmental Claims that are pending or, to the knowledge of Axion, threatened against Axion, or, to the knowledge of Axion, against any person or entity whose liability for any Environmental Claim Axion has or may have retained or assumed either contractually or by operation of law.

To the knowledge of Axion, there are no circumstances that could form the basis for an Environmental Claim against Axion, or against any person or entity whose liability for any Environmental Claim Axion or any Subsidiary has or may have retained or assumed either contractually or by operation of law.

n.   Intellectual Property Rights. Axion has a valid license to develop and commercialize a novel hybrid lead/acid/carbon battery technology (the "E^{3}Cell") as described in a license agreement dated November 15, 2003 between Axion and C and T Co. Incorporated. Except as specifically provided in the license agreement, Axion's rights to use the licensed technologies are free and clear of all liens, charges, encumbrances, or restrictions, however characterized. Axion is not in default under any of the material terms or provisions of the license agreement and there are no known claims against Axion concerning its rights under the license agreement.

o.   <u>Survival of Representations and Warranties.</u> All of the representations and warranties set forth above are true as of the date of this Agreement, shall be true at the Closing Date and shall survive the closing for a period of two (2) years from the Closing Date.

2. REPRESENTATIONS AND WARRANTIES OF AXION SECURITYHOLDERS. The Axion Securityholders severally warrant to the Company:

a.   <u>Authority</u>. The Axion Securityholders have full power and authority to exchange the Axion Securities for Company Securities upon the terms and conditions provided for in this Agreement, and when delivered to the Company in accordance with the terms of this agreement, the Axion Securities will be free and clear of any lien or other encumbrance. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized no other proceeding is necessary to authorize any Axion Securityholder to execute this Agreement or consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each Axion Securityholder and, assuming the due authorization, execution and delivery thereof by Axion and the Company, constitutes the legal, valid and binding obligation of each Axion Securityholder enforceable in accordance with its terms.

b.   <u>Investment Intent.</u> Each Axion Securityholder is acquiring the Company Securities solely for his own account, for investment, and not with a view to any subsequent "distribution" thereof within the meaning of that term as defined in the Securities Act of 1933, as amended (said Act and rules and regulations promulgated thereunder being hereinafter referred to as the "<u>Securities Act</u>"). Each Axion Securityholder understands that the Company Securities have not been registered under the Act or securities laws of any State or Province ("<u>State Act</u>") by reason of the specific exemptions therefrom, which exemptions depend in part upon each Axion Securityholder's subjective investment intent as expressed herein. In furtherance of the foregoing, each Axion Securityholder has previously executed an "Investment Representation Letter and Letter of Intent Signature Page" that contains certain representations and warranties of the Axion Securityholder and appoints the duly authorized officers of Axion as his attorney-in-fact to execute this Agreement on his behalf.

c.   <u>Accredited Investor Status.</u> Each Axion Securityholders is:

(1)   An "Accredited Investor" as such term is defined in Regulation D promulgated under the Act; and

(2)   Capable of evaluating the merits and risks of the exchange of Axion Securities for Company Securities; and that they are able to bear the economic risks of the investment and are able to protect their own interests in an investment of this nature.

Each Axion Securityholder further represents and warrants that all of the representations and warranties set forth above are true as of the date of this Agreement, shall be true at the Closing Date and shall survive the closing for a period of two (2) years from the Closing Date.

3.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to Axion and each Axion Securityholder:

a.   <u>Organization and Qualification</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite corporate or other power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary. The Company has no directly or indirectly owned subsidiaries.

b.   <u>Articles of Incorporation and By-Laws</u>. The Company has heretofore furnished complete and correct copies of its' Articles of Incorporation and By-Laws, including all amendments thereto or restatements thereof to Axion and each Axion Securityholder. The Company is not in violation of any of the provisions of its Articles of Incorporation, By-Laws.

c.   <u>Capitalization</u>. The Company has the corporate authority to issue a total of 400,000,000 shares of $.0001 par value common stock and 100,000,000 shares of $0.0001 par value preferred stock, of which 30,000,000 shares of common stock are presently issued and outstanding. All issued and outstanding shares of the Company's common stock are fully paid, validly issued and nonassessable. Except as specifically provided herein, no other capital stock of the Company will be outstanding on the Closing Date. Except as specifically provided herein, no stockholder of the Company will have or obtain any registration rights with respect to any shares of the Company's capital stock that are issued and outstanding on the Closing Date.

On the closing date, after paying all outstanding third-party debts, the Company will have no material assets and approximately $484,123 in related party debt owed to John L. Petersen and Sally A. Fonner. Immediately after the closing of this agreement, the Company will issue 1,865,731 common stock purchase warrants to each of John L. Petersen and Sally A. Fonner in full and settlement of all related party debts. The warrants will expire on December 31, 2005 and each warrant will entitle the holder to purchase one share of common stock year upon payment of a warrant exercise price of $.125 per share.

Immediately after the closing of this Agreement, the Company will have 186,573,104 shares of Common Stock and 13,464,822 common stock purchase warrants issued and outstanding, which will be held beneficially and of record as follows:

	Common Stock	**Warrants**	**Total Ownership**
Tamboril Stockholders	30,000,000	3,731,462	33,731,462
MCP stockholders trust	114,359,736		114,359,736
Axion Founders	24,480,008		24,480,008
Seed Financing	8,000,000		8,000,000
First Round Private Placement	8,533,360	8,533,360	17,066,720
Second Round Private Placement	1,200,000	1,200,000	2,400,000
Totals	186,573,104	13,464,822	200,037,926

d.   Authority. Each of the Company, Sally A. Fonner and John L. Petersen has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary corporate action and no other corporate proceeding on the part of the Company (including, without limitation, any approval by the shareholders of the Company of this Agreement or the transactions contemplated herein) is necessary to authorize this Agreement or to consummate the transactions contemplated herein. This Agreement has been duly executed and delivered by the Company, Sally A. Fonner and John L. Petersen, and assuming the due authorization, execution and delivery hereof by Axion and the Axion Securityholders, constitutes the legal, valid and binding obligation of the Company enforceable in accordance with its terms.

e.   No Conflict; Required Filings and Consents. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not (i) conflict with or violate the Certificate of Incorporation or By-Laws, as amended or restated, of the Company, (ii) conflict with or violate any Laws in effect as of the date of this Agreement applicable to the Company or by which any of its properties is bound, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of a lien or Encumbrance on, any of the properties or assets of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any of its properties is bound or subject except for breaches, defaults, events, rights of termination, amendment, acceleration or cancellation, payment obligations or liens or Encumbrances that would not have a material adverse effect on the business, properties, assets, condition (financial or otherwise) operations or prospects of the Company, taken as a whole, or on the transactions herein contemplated ("Company Material Adverse Effect").

The execution and delivery of this Agreement by the Company and the performance of this Agreement by the Company does not require the Company to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entities, except for applicable requirements, if any, of (i) the Securities Act, the Exchange Act, the Blue Sky Laws, the National Association of Securities Dealers, and the filing and recordation of appropriate such documents as required by General Corporation Law of Delaware and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, either individually or in the aggregate, prevent the Company from performing its obligations under this Agreement or have a Company Material Adverse Effect.

While the Company is not required to obtain any regulatory consents prior to the closing of this Agreement, the parties expressly acknowledge that the Company will be required to make the following filings with the SEC in connection with the execution of this Agreement and the performance of the Company's obligations hereunder.

(1)   Within 5 days after the execution of this Agreement, the Company will be required to file with the SEC and promptly distribute to its' stockholders an "Information Statement Pursuant to Section 14(f) of the Exchange Act " which discloses that effective on the 10th day after the mailing thereof, five individuals selected by Axion will be appointed to the Board of Directors and both of the Company's current directors will resign from the board; and

(2)   Within 15 days after the execution of the Agreement, the Company will be required to file with the SEC a Current Report on Form 8-K that provides detailed information on the business combination effected by this Agreement, including audited financial statements for Axion and unaudited pro forma financial information.

f.   Permits; Compliance. The Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (collectively, the "Company Permits"), and there is no action, proceeding or investigation pending or, to the knowledge of the Company, threatened, regarding suspension or cancellation of any of the Company Permits. The Company is not in conflict with, or in default or violation of (a) any Law applicable to the Company or by which any of its properties is bound or subject or (b) any of the Company Permits, except for any such conflicts, defaults or violations which would not have a the Company Material Adverse Effect. The Company has not received from any Governmental Entity any written notification with respect to possible conflicts, defaults or violations of Laws.

g.   Reports; Financial Statements. The Company and two wholly owned subsidiaries filed voluntary petitions under Chapter 11 of the Bankruptcy Act on April 11, 2000, in the U.S. Bankruptcy Court for the Southern District of Florida (Cases 00-13040-BKC-AJC through 00-13042-BKC-AJC). The Company filed an Amended Plan of Reorganization and Disclosure Statement (the "Plan") with the Bankruptcy Court on August 9, 2000. Thereafter each class of debt and equity interests that was entitled to vote approved the Company's Plan. On December 7, 2000, the Bankruptcy Court entered an order confirming the Company's Plan (the "Confirmation Order"). On December 19, 2000, the Company commenced the implementation of its Plan and the reorganization was substantially complete as of December 31, 2000.

As a result of the Bankruptcy, the Company was inactive and engaged in no business activities until January 23, 2003, when its corporate charter was restored. On March 20, 2003, the Company filed with the Securities and Exchange Commission an omnibus Annual Report on Form 10-KSB for the fiscal years ended December 31, 1998 through 2002, together with quarterly reports for the periods ended March 31. June 30 and September 30, 2002. Since March 20, 2003, the Company has timely filed (i) all forms, reports, statements and other documents required to be filed with (A) the Securities and Exchange Commission ("SEC"), including, without limitation (1) all Quarterly Reports on Form 10-QSB, (2) all proxy and information statements relating to meetings of stockholders (whether annual or special), (3) all necessary Reports on Form 8-K, (4) all other necessary amendments and supplements to all such reports and registration statements (collectively, the "Company SEC Reports") and (B) any applicable

Blue Sky Laws and (ii) all forms, reports, statements and other documents required to be filed with any other applicable federal or state regulatory authorities (all such forms, reports, statements and other documents being referred to herein, collectively, as the "Company Reports"). The Company Reports were prepared in all material respects in accordance with the requirements of applicable Law (including, with respect to the Company SEC Reports, the Securities Act and Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports) and did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Each of the financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports filed prior to or on the date of this Agreement (i) have been prepared in accordance with, and complied as to form with, the published rules and regulations of the SEC and generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein) and (ii) fairly present the financial position of the Company as of the respective dates thereof and the results of its operations and cash flows for the periods indicated.

The Company's auditors have issued no management letters in connection with the Company's financial statements.

Attached hereto as Exhibit "C" is preliminary unaudited balance sheet of the Company as of December 31, 2003. The preliminary unaudited balance sheet has been prepared in accordance with generally accepted accounting principles and practices consistently followed by the Company, and fairly presents the financial position of the Company as of the date thereof. The Company has not

(1)   issued any equity, debt or other securities that are not reflected in the preliminary balance sheet;

(2)   paid or declared any dividends or distributions of capital, surplus, or profits with respect to any of its issued and outstanding securities;

(3)   entered into any other transaction or agreement which would, or might, materially impair its shareholders' equity as reflected in the preliminary balance sheet.

h.   No Undisclosed Liabilities. There are no liabilities of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than (a) liabilities fully reflected or reserved against on the balance sheet contained in the Company Financial Statements; (b) liabilities under this Agreement and fees and expenses related thereto; and (c) liabilities which, individually or in the aggregate, would not have a Company Material Adverse Effect.

i.   <u>Absence of Certain Changes or Events</u>. Except as disclosed in SEC Reports filed prior to or on the date of this Agreement, there has not been any significant change by the Company in its accounting methods, principles or practices.

j.   <u>Absence of Litigation</u>. There is no claim, action, suit, litigation, proceeding, arbitration or investigation of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), pending or threatened against the Company or any properties or rights of the Company and the Company is not subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Entity, or any judgment, order, writ, injunction, decree or award of any Governmental Entity or arbitrator, including, without limitation, cease and desist or other orders.

k.   <u>Taxes</u>. The Company has filed each federal, state and local tax return required by law, or has filed proper extensions, and has paid all taxes, assessments and penalties due and payable. The provisions for taxes, if any, reflected in the most recent balance sheet included in the Company Financial Statements are adequate for any and all federal, state, county and local taxes for the period ending on the date of that balance sheet and for all prior periods, whether or not disputed. There are no present disputes as to taxes of any nature payable by the Company.

l.   <u>Brokers</u>. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated in this Agreement based upon arrangements made by or on behalf of the Company, Sally A. Fonner or John L. Petersen.

m.   <u>Company Corporate Action</u>. The stockholders of the Company have approved the transaction contemplated hereby to the extent required by the applicable provisions of the General Corporation Law of Delaware.

n.   <u>Environmental Laws and Regulations</u>. The Company is in material compliance with all applicable Environmental Laws, which compliance includes, but is not limited to, the possession by the Company of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof and compliance with notification, reporting and registration provisions under applicable Environmental Laws; the Company has not received notice of, or, to the knowledge of the Company, is the subject of any Environmental Claim; and to the knowledge of the Company, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future, or to require material expenditures to maintain such material compliance in the future.

There are no Environmental Claims that are pending or, to the knowledge of the Company, threatened against the Company or, to the knowledge of the Company, against any person or entity whose liability for any Environmental Claim the Company has or may have retained or assumed either contractually or by operation of law.

To the knowledge of the Company, there are no circumstances that could form the basis for an Environmental Claim against the Company, or against any person or entity whose liability for any Environmental Claim the Company has or may have retained or assumed either contractually or by operation of law.

o.   Contract Rights. Except for this Agreement and the agreements contemplated herein, the Company is not a party to or bound by any contract or agreement, whether written or oral, including, without limitation, any contract or agreement for employment, consulting or similar services, for capital expenditures or the acquisition or construction of fixed assets, which constitutes any note, bond, indenture or other evidence of indebtedness or guaranty or security for indebtedness of others, for the sale of any asset, or the grant of any right or option to purchase such asset, which constitutes a lease, which purports to limit the freedom of the Company to compete in any line of business or in any geographic area or to borrow money or incur indebtedness.

p.   Employee Benefit Plans. The Company does not have, and has not had any employee benefit plan (including, without limitation, any "employee benefit plan," as defined in Section 3(3) of the ERISA), or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, insurance or other plan, arrangement or understanding (whether or not legally binding). No incentive grants of any type or nature are outstanding under the Company's Incentive Stock Plan and no person has any right to require the Company to issue any such incentive grant in the future.

The Company is not party to any collective bargaining agreement.

The Company has no obligation for retiree health, medical or life insurance benefits under any plan or arrangement. The Company has no employees other than Sally A. Fonner.

q.   Public Offering. The initial public offering of the Company was a bona fide offering to the "public" as such term is used and defined in connection with offerings of securities subject to the Securities Act in material compliance with the Securities Act and the rules and regulations promulgated thereunder. The Common Stock of the Company which was issued and outstanding prior to the Closing Date of this Agreement has been (a) issued pursuant to a valid claim of exemption under Section 4(2) of the Securities Act, (b) issued pursuant to an effective registration statement under the Securities Act, or (c) issued in violation of the applicable registration requirements of the Securities Act, but at a date sufficiently remote from the Closing Date that that purchasers of such shares are precluded from initiating or maintaining an action in law or in equity based on the sale and issuance of such share

r.   Transfer Agent. The Company has appointed Continental Stock Transfer & Trust Company, New York, New York as the Company's transfer agent. The Company will continue to retain a transfer agent reasonably satisfactory to Axion and the Shareholders for so long as the Company is subject to the reporting requirements under Section 12(g) or Section 15(d) of the Exchange Act. The Company will make arrangements to have available at the office of the transfer agent sufficient quantities of the Company's common stock certificates as may be needed for the quick and efficient transfer of the Shares.

s.   Survival of Representations and Warranties. All of the representations and warranties set forth above are true as of the date of this Agreement, shall be true at the Closing Date and shall survive the closing for a period of two (2) years from the Closing Date.

4.   AFFIRMATIVE COVENANTS OF THE COMPANY.

(a)   SEC Reporting Obligations. For so long as the Company's common stock is registered under the Securities Exchange Act of 1934, as amended (said Act and rules and regulations promulgated thereunder being hereinafter referred to as the "Exchange Act"), the Company (i) will file all forms, reports, statements and other documents required to be filed with (A) the Securities and Exchange Commission ("SEC"), including, without limitation (1) all Annual Reports on Form 10-KSB, (2) all Quarterly Reports on Form 10-QSB, (3) all proxy statements relating to meetings of stockholders (whether annual or special), (4) all Reports on Form 8-K, (5) all other reports or registration statements and (6) all amendments and supplements to all such reports and registration statements and (B) any state, local or other governmental authority pursuant to applicable laws regulating the offer and sale of securities (the "Blue Sky Laws") and (C) all forms, reports, statements and other documents required to be filed with any other applicable federal or state regulatory authorities. The Company Reports shall be prepared in all material respects in accordance with the requirements of applicable Law (including, the Securities Act and Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company Reports) and shall not at the time they are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(b)   Reports to Stockholders. For so long as the Company's common stock is registered under the Exchange Act, the Company will hold an annual meeting of shareholders for the election of directors within 180 days after the end of each of the Company's fiscal years and, within 180 days after the end of each of the Company's fiscal years, will provide the Company's shareholders with the audited financial statements of the Company as of the end of the fiscal year just completed prior thereto. Such financial statements shall be those required by Rule 14a-3 under the Exchange Act and shall be included in an annual report meeting the requirements of the Rule. Further, the Company agrees to make available to the Company's shareholders in printable form within 60 days after the end of each fiscal quarter of the Company (other than the last fiscal quarter in any fiscal year) reasonably itemized financial statements of the Company and its subsidiaries, if any, for the fiscal quarter just ended and a narrative discussion of such financial statements and the business conducted by the Company and its subsidiaries, if any, during such quarter.

5.   CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligations of the Company hereunder shall be subject to the following conditions:

a.   The Company shall not have discovered any material error, misstatement or omission in any of the representations and warranties made by Axion or the Shareholders herein and all the terms and conditions of this Agreement to be performed and complied with have been performed and complied with.

b.   There shall have been no material adverse changes in the financial condition, business or operations of Axion, except for changes resulting from operations in the usual and ordinary course of its business.

c.   The Company shall have received an opinion of Axion's legal counsel to the effect that:

(1)   Axion is a Canadian Federal Corporation duly organized, validly existing and in good standing under the laws of Canada and the Province of Ontario, and has the power and authority to own its properties and to carry on its business in the Province of Ontario;

(2)   The outstanding Axion Securities are validly issued, fully paid and nonassessable;

(3)   This Agreement has been duly executed and delivered by Axion and the Axion Securityholders and constitutes a legal, valid and binding obligation of Axion enforceable in accordance with its terms.

6.   CONDITIONS TO THE OBLIGATIONS OF AXION AND THE AXION SECURITYHOLDERS. The obligations of the Axion and the Axion Securityholders hereunder are subject to the following conditions:

a.   Axion and the Axion Securityholders shall not have discovered any material error or misstatement in any of the representations and warranties made by the Company herein and all the terms and conditions of this Agreement to be performed and complied with by the Company have been performed and complied with.

b.   There shall have been no material adverse changes in the financial condition, business or operations of the Company, except for changes resulting from those operations in the usual ordinary course of the business.

c.   Axion shall have received the opinion of the Company's legal counsel to the effect that:

(1)   The Company is a corporation duly organized and validly existing under the laws of the State of Delaware and has the power to own and operate its properties wherever the same shall be located as of the Closing Date;

(2)   The execution, delivery and performance of this Agreement by the Company has been duly authorized by all necessary corporate action and constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms;

(3   When delivered to the Axion Securityholders, the Company Securities will be validly issued, fully paid and nonassessable;

(4)   The common stock of the Company which was issued and outstanding prior to the Closing Date of this Agreement has been (a) issued pursuant to a valid claim of exemption under Section 4(2) of the Securities Act, (b) issued pursuant to an effective registration statement under the Securities Act, or (c) issued in violation of the applicable registration requirements of the Securities Act, but at a date sufficiently remote from the Closing Date that that purchasers of such shares are precluded from initiating or maintaining an action in law or in equity based on the sale and issuance of such shares;

(5)   The transaction contemplated qualifies as a tax-free reorganization under §368(a)(1)(B) of the Internal Revenue Code and related regulations thereunder and the receipt of Company Securities by the Axion Securityholders at the Closing will not give rise to a taxable event; and

(6)   The common stock of the Company is fully registered under the Exchange Act and the Company has, for the preceding 12 months, filed all necessary reports under Sections 12 and 15 of the Exchange Act.

7.   CLOSING DATE. The closing of this Agreement shall take place in Toronto, Ontario, Canada on December 31, 2003, or at such other reasonable time and place as the parties hereto shall agree upon.

8.   EXCHANGE OF AXION SECURITIES. Subject to the terms and conditions set forth herein, and at the time of the closing set forth in Section 7 and the conditions to which are specified in Sections 5 and 6, the Company will:

(1)   Issue and deliver 24,480,008 shares of common stock to the person identified in Schedule A-1 in exchange for 100% of their right title and interest 3,060,001 shares Axion Common;

(2)   Issue and deliver 8,000,000 shares of common stock to the persons identified in Schedule A-2 in exchange for 100% of their right title and interest in $500,000 aggregate principal amount of Axion's seed financing notes;

(3)   Issue and deliver 8,533,560 shares of common stock and 8,533,560 warrants to the persons identified in Schedule A-3 in exchange for 100% of their right title and interest in $800,000 aggregate principal amount of Axion's first round private placement notes. Each such warrant shall entitle the holder to purchase one additional share of Tamboril Common for a period of one year upon payment of a warrant exercise price $.125 per share. If the warrants are not exercised within six months from the issue date, the exercise price will increase to $.1875 per share; and

(4)   Issue and deliver 1,200,000 shares of common stock and 1,200,000 warrants to the person identified in Schedule A-4 in exchange for 100% of his right title and interest in $150,000 aggregate principal amount of Axion's second round private placement notes. Each such warrant shall entitle the holder to purchase one additional share of Tamboril Common for a period of one year upon payment of a warrant exercise price $.125 per

share. If the warrants are not exercised within six months from the issue date, the exercise price will increase to $.1875 per share.

Concurrently, the Axion Securityholders shall deliver to the Company certificates evidencing the ownership of all issued and outstanding Axion Securities, duly endorsed to the Company.

9. CREATION OF MEGA-C SHAREHOLDERS TRUST. On the closing date, or as soon thereafter as practicable, the Company shall create an irrevocable trust for the benefit of the shareholders of Mega-C Power Corporation and issue 114,359,736 shares of the Company's common stock to the trust. The purpose of the Trust shall be to preserve the potential equitable interests of the Mega-C Shareholders in the lead-acid-carbon battery technologies that Axion and the Company intend to develop, while insulating Axion and the Company from litigation risks arising from the business of Mega-C and the alleged unlawful activities of certain directors, officers and stockholders of Mega-C. The Company, Axion and each Axion Securityholder acknowledge that the shares the Company will issue to the Mega-C shareholders trust would, in the absence of potential equitable interests, be issuable to the Axion Securityholders as additional consideration for the value associated with an unencumbered license to the technology. Upon creation of the trust, the Company shall select a suitable trustee and enter into a trust agreement substantially in the form attached hereto as Exhibit "D." All shares of common stock delivered to the trustee shall, upon issuance, be validly issued, fully paid, nonassessable and subject to all of the terms, conditions and provisions of the trust agreement.

10. ACTIONS AT THE CLOSING. At the final closing of this Agreement, the Company and the Axion Securityholders will each deliver, or cause to be delivered to the other, the securities to be exchanged in accordance with Section 8 of this Agreement and each party shall pay any and all federal and state taxes required to be paid in connection with the issuance and the delivery of their own securities. All stock certificates shall be registered in the name of the party to which the same are deliverable, as specified herein. In addition to the above-mentioned exchange of certificates, the following transactions will take place at the final closing.

Axion and the Axion Securityholders will deliver to the Company:

(1)   The opinion of legal counsel for Axion, as provided for in Section 5(d) hereof;

(2)   A certificate of corporate good standing for Axion which shall be dated no more than sixty (60) days prior to the Closing Date;

(3)   A certificate by a principal officer of Axion that each of the representations and warranties of Axion and the Axion Securityholders, respectively, are true and correct as of the Closing Date and that all of the conditions to the obligations of the Company which are to be performed by Axion have been performed.

The Company will deliver to Axion and the Axion Securityholders:

(1)   The opinion of legal counsel for the Company, as provided for in Section 6(c) hereof;

(2)   A certificate of corporate good standing for the Company which shall be dated no more than sixty (60) days prior to the Closing Date;

(3)   A certificate executed by a principal officer of the Company attesting that each of the representations and warranties of the Company are true and correct as of the Closing Date and that all of the conditions to the obligations of Axion and the Axion Securityholders which are to be performed by the Company have been performed; and

(4)   Duly executed resignations of all existing officers of the Company, effective as of 8:00 p.m. on the Closing Date.

11.   CONDUCT OF BUSINESS. Between the date hereof and the Closing Date, the Company, Axion shall conduct its business in the same manner in which it has heretofore been conducted and the Axion Securityholders will not permit Axion to (1) enter into any contract, other than in the ordinary course of business, or (2) declare or make any distribution in the nature of a dividend or return of capital to the Axion Securityholders without first obtaining the written consent of the Company. Likewise, the Company will not (1) enter into any contract, other than in the ordinary course of business, or (2) declare or make any distribution in the nature of a dividend or return of capital to its shareholders without first obtaining the written consent of Axion and the Axion Securityholders.

12.   BOARD OF DIRECTORS. Promptly after the closing of this Agreement, the Board of Directors of the Company shall have a meeting, at which the Board of Directors shall appoint Kirk Tierney as a member of the Board of Directors, in accordance with the By-Laws of the Company. Promptly after compliance with Section 14(f) of the Exchange Act, the Board of Directors of the Company shall have another meeting, at which John L. Petersen and Sally A. Fonner resign, and they shall elect as members of the Company's Board of Directors, in accordance with the By-Laws of the Company and this agreement five additional individuals as the Axion shall designate to the Company in writing.

13.   UNREGISTERED SECURITIES. The Axion Securityholders understand that because the Company Securities have not been registered under the Act or any State Act, they must hold the Company Securities indefinitely, and cannot dispose of any or all of the Company Securities unless such Company Securities are subsequently registered under the Act and any applicable State Act, or exemptions from registration are available. The Axion Securityholders further understand that the Company may, as a condition to the transfer of any Company Securities, require that the request for transfer by an Axion Securityholder be accompanied by an opinion of counsel, in form and substance satisfactory to the Company, provided at such an Axion Securityholder's expense, to the effect that the proposed transfer does not result in violation of the Act or any applicable State Act, unless such transfer is covered by an effective registration statement under the Act and is in compliance with all applicable State Acts.

All Company Securities that will be issued to the Axion Securityholders pursuant to the terms of this Agreement are restricted securities within the meaning of Regulation D promulgated under Section 4(2) of the Securities Act. The Company will issue stop transfer instructions to its transfer agent for the shares common stock issued to the Axion Securityholders and shall place the following legend on each certificate representing Company Securities:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED PURSUANT TO A TRANSACTION EFFECTED IN RELIANCE UPON AN EXEMPTION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND HAVE NOT BEEN THE SUBJECT TO A REGISTRATION STATEMENT UNDER THE ACT OR ANY STATE SECURITIES ACT. THE SECURITIES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR APPLICABLE EXEMPTION THEREFROM UNDER THE ACT OR ANY APPLICABLE STATE SECURITIES ACT."

14.   PARTIAL REGISTRATION OF COMMON STOCK. The Axion Securityholders acknowledge and understand that they have no independent right to require the Company to register any of the Company Securities issued to them pursuant to this Agreement. Notwithstanding the generality of the foregoing, the Company expressly assumes Axion's responsibility to register certain shares that will be held in trust for the benefit of the stockholders of Mega-C Power Corporation under applicable securities laws. In furtherance of the foregoing, the Company shall, within 30 days after the successful completion of beta testing on the E^3Cell, file a registration statement under the Securities Act so as to allow the unrestricted resale of:

- All shares held in trust for the benefit of the stockholders of Mega-C;

- All shares of common stock issued or issuable upon exercise of the warrants issued to the Axion Securityholders;

- All shares of common stock issued or issuable upon exercise of the warrants issued to Ms. Fonner and Mr. Petersen; and

- Such additional Company Securities as the board of directors may designate.

In connection with such registration statement the Company's board of directors may establish reasonable resale restrictions that are intended to protect the market for the Company's common stock from unusual selling pressure and do not unreasonably discriminate between the beneficial owners of the securities included in the registration statement. The Company shall pay all costs and expenses relating to the registration, offer, and sale of such securities, other than the fees of underwriters or brokers who sell shares on behalf of the owners of such securities. Notwithstanding the foregoing, the manner and conduct of the registration, including the contents of the registration statement, will be entirely in the control and at the discretion of the Company. After the effective date of such registration statement, the Company shall file such post-effective amendments and supplements as may be necessary to maintain the currency of the registration statement for a period of not less than six months. In addition, if any holders of securities included in the registration statement are advised by counsel that the registration statement, in the opinion of such counsel, is deficient in any material respect, the Company shall use its best efforts to cause the registration statement to be amended to eliminate the concerns raised. The Company shall furnish to the various holders of securities included in the registration statement the number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of securities owned by them.

15. **ACCESS TO INFORMATION.** Either previously or concurrently herewith, the Company has delivered to the Axion Securityholders correct and complete copies of all documents and records requested by the Axion Securityholders. In addition, the Axion Securityholders have had the opportunity to ask questions of, and receive answers from, officers and directors of the Company, and persons acting on its behalf concerning the terms and conditions of the Agreement, and has received sufficient information relating to the Company to enable them to make an informed decision with respect to the acquisition of the Company Securities.

16. **NO SOLICITATION.** At no time were the Axion Securityholders presented with or solicited by any leaflet, public promotion meeting, circular, newspaper or magazine article, radio or television advertisement, or any other form of general advertising in connection with their acquisition of the Company Securities.

17. **EXPENSES.** Axion and the Company shall each pay their respective expenses incident to this Agreement and the transactions contemplated hereby, including all fees of their counsel and accountants, whether or not such transactions shall be consummated. The Axion Securityholders shall pay all fees and expenses incurred by them by reason of this Agreement and the proposed transactions contemplated hereby.

18. **ATTORNEYS FEES.** In the event of any litigation among the parties related to this Agreement, the prevailing party shall be entitled to reasonable attorneys fees and costs to be fixed by the Court, said fees to include appeal and collection of judgment.

19. **ARBITRATION.** In the event a dispute arises out of, in connection with, or with respect to this Agreement, or any breach thereof, such dispute shall, on the written request of one party delivered to the other party, be submitted to and settled by binding arbitration conducted in Toronto, Ontario, Canada in accordance with Arbitrations Act (Ontario). The award of such arbitrator shall be final and may be entered by any party hereto in any court of competent jurisdiction. The party against whom the arbitrator's award is rendered shall pay all costs and expenses of such arbitration, unless the arbitrator shall specifically allocate costs in a different manner because the award is not entirely in favor of either party

20. **Indemnification**

(a)   From and after the closing date, Sally A. Fonner and John L. Petersen (the "Tamboril Parties") shall jointly and severally indemnify Axion and its directors, officers, agents, employees, stockholders and noteholders (the "Axion Parties") against and hold the Axion Parties harmless from all damages, losses or liabilities in respect of claims, suits, proceedings, demands, judgments, damages, expenses and costs (including, without limitation, reasonable attorney's fees and costs and expenses incurred in the investigation, defense or settlement of any claims covered by this indemnity) (collectively, the "Indemnifiable Damages") which the Axion Parties may suffer or incur by reason of (i) the inaccuracy of any of the representations and warranties of the Tamboril Parties contained in this Agreement; (ii) any material misstatements or omissions of material fact in this Agreement; (iii) any costs or expenses incurred to defend against, settle or pay claims of any nature whatsoever arising from the operations of the Company prior to its Chapter 11 Bankruptcy proceeding; or (iv) the nonperformance by the Tamboril Parties of any of the obligations set forth in this Agreement. Without limiting the generality of the foregoing, the amount of Indemnifiable Damages that shall be recoverable from each of Ms. Fonner and Mr. Petersen in their individual capacities shall (x) be limited to $200,000 in respect of any claim for Indemnifiable Damages concerning any matter, issue or thing that arose on or before December 7, 2000, and (y) unlimited in respect of any claim for Indemnifiable Damages concerning any matter, issue or thing that arose or might arise after December 7, 2000. No claim by any of the Tamboril Parties under this Section 20(a) may be commenced more than one (1) year after the closing date of this Agreement.

(b)   From and after the Closing, Axion shall indemnify the Tamboril Parties against and hold the Tamboril Parties harmless from all damages, losses or liabilities in respect of suits, proceedings, demands, judgments, damages, expenses and costs (including, without limitation, reasonable counsel fees and costs and expenses incurred in the investigation, defense or settlement of any claims covered by this indemnity) (collectively, the "Indemnifiable Damages") which the Tamboril Parties may suffer or incur by reason of (i) the inaccuracy of any of the representations and warranties of Axion contained in this Agreement; (ii) other than in respect of any claims or litigation disclosed by Axion, any liability for claims made by third parties against the Tamboril Parties arising out of the activities of Axion or the operations of Tamboril after the closing of the reverse takeover, or (iii) the non-performance by Axion of any of the covenants or agreements contained in this Agreement. Without limiting the generality of the foregoing, with respect to the measurement of Indemnifiable Damages, the Tamboril Parties shall only have the right to be restored to the financial position they enjoyed immediately prior to the execution of this Agreement, but in no event shall the total amount of Axion's liability hereunder exceed $200,000. No claim by any of the Tamboril Parties under this Section 20(b) may be commenced more than one (1) year after the closing date of this Agreement.

(c)   Promptly, upon receipt of notice of any claim, demand or assessment or the commencement of any suit, action or proceedings by any party not a party to this Agreement in respect of which indemnity may be sought on account of an indemnity agreement contained herein, the party seeking indemnification (the "Indemnitee") will notify, within sufficient time to respond to such claim or answer or otherwise plead in such action, the party from whom indemnification is sought (the "Indemnitor"), in writing, thereof. The omission of such Indemnitee to notify promptly the Indemnitor of any such claim or action shall not relieve such Indemnitor from any liability which it may have to such Indemnitee in connection therewith on account of the indemnity agreements contained herein unless the Indemnitor is prejudiced thereby, and then only to the extent of the prejudice caused by such delay. In case any claim, demand or assessment shall be asserted or suit, action or proceeding commenced against an Indemnitee, and it shall notify the Indemnitor of the commencement thereof, the Indemnitor will be entitled to participate therein, and, to the extent that it may wish, to assume the defense, conduct or settlement thereof, with counsel reasonably satisfactory to the Indemnitee; provided that no settlement may be made by an Indemnitor on behalf of an Indemnitee without the Indemnitee's express written consent if such settlement would impose continuing obligations or any liability upon the Indemnitee. After notice from the Indemnitor to the Indemnitee of its election so to assume the defense, conduct or settlement thereof, the Indemnitor will not be liable to the Indemnitee for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense, conduct or settlement thereof. The Indemnitee will cooperate with the Indemnitor in connection with any such claim, make personnel, books and records relevant to the claim available to the Indemnitor, and grant such authorizations or powers of attorney to the agents, representatives and counsel of the Indemnitor as such Indemnitor may reasonably consider desirable in connection with the defense of any such claim. In the event that the Indemnitor does not wish to assume the defense, conduct or settlement of any claim, demand, or assessment, the Indemnitee will not settle such claim, demand, or assessment without the consent of the Indemnitor, which shall not be unreasonably withheld. It is understood and agreed that to the extent the Axion Parties or the Tamboril Parties make a claim for indemnification within the survival periods stated herein, the responsibility for indemnification with respect to such claim shall survive until such claim is resolved. Each of the Axion Parties and each of the Tamboril Parties expressly understands and agrees that notwithstanding any disclosure herein or in the Schedules hereto or in any document, certificate, or instrument delivered pursuant hereto of actual or potential defaults, claims, litigation and the like that may be asserted against Tamboril, the Tamboril Parties or the Axion Parties, the Tamboril Parties and the Axion Parties shall be entitled to indemnification against such matters to the extent set forth above.

21.   **MISCELLANEOUS.**

a.   This Agreement shall be controlled, construed and enforced in accordance with the laws of the State of Delaware without giving effect to conflict of laws principles thereof.

b.   This Agreement shall not be assignable by any party without prior written consent of the others.

c.   All Section headings herein are inserted for convenience only. This Agreement may be executed in several counterparts, each of which shall be deemed an original, which together shall constitute one and the same instrument. Facsimile signatures shall constitute original signatures.

d.   This Agreement incorporates the term of all prior agreements and sets forth the entire understanding between the parties. No amendments hereto shall be valid unless made in writing and signed by the parties hereto.

e.   This Agreement shall be binding upon and shall inure to the benefit of the heirs, executors, administrators and assigns of Axion and the Shareholders and upon the successors and assigns of the Company.

f.   All notices, requests, instructions, or other documents to be given hereunder shall be in writing and sent by registered mail:

If to the Company or Axion:	with copies to:
Axion Power Corporation 100 Caster Avenue Vaughan, Ontario, Canada L4L 5Y9	**Fogler, Rubinoff LLP, Barristers & Solicitors** Suite 4400, Royal Trust Tower 77 King Street West Toronto Ontario M5K 1G8
If to Fonner or Petersen:	with copies to:
Sally A. Fonner 1268 Bayshore Boulevard Dunedin, Florida 34698	**Petersen & Fefer, Attorneys** Chateau de Barberêche Switzerland 1783 Barberêche

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

TAMBORIL CIGAR COMPANY

_____/s/_____
Sally A. Fonner, President

**Principal Stockholders of
Tamboril Cigar Company**

_____/s/_____   _____/s/_____
Sally A. Fonner   John L. Petersen

AXION POWER CORPORATION

_____/s/_____
Thomas Granville, Director

**Shareholders and Noteholders of
Axion Power Company**

_____/s/_____
By Thomas Granville, a Director of Axion
Power Corporation acting as attorney-in-fact
for the Axion Securityholders identified in
Schedules A-1 through A-4

SCHEDULE A-1
HOLDERS OF COMMON STOCK AND
BENEFICIAL OWNERS OF FOUNDERS SHARES

Name of Stockholder or Beneficial Owner	Axion Shares Surrendered	Company Shares Issued
Kirk Tierney	1	8
Robert Averill	340,000	2,720,000
James Eagan	340,000	2,720,000
Thomas Granville	340,000	2,720,000
Glenn Patterson	340,000	2,720,000
Joseph Piccirilli	340,000	2,720,000
James Smith	340,000	2,720,000
Joseph Souccar	340,000	2,720,000
Canadian Consultants Bureau Inc.	340,000	2,720,000
Ron Bibace	340,000	2,720,000
Schedule A-1 Total	**3,060,001**	**24,480,008**

SCHEDULE A-2
HOLDERS OF CONVERTIBLE
SEED FINANCING NOTES

Name of Convertible Seed Financing Noteholder	Principal Amount of Notes	Axion Shares Issuable	Company Shares Issued
Robert Averill	$50,000	100,000	800,000
James Smith	$50,000	100,000	800,000
James Eagan	$50,000	100,000	800,000
Thomas Granville	$50,000	100,000	800,000
Joseph Piccirilli	$50,000	100,000	800,000
Joseph Souccar	$50,000	100,000	800,000
HAP Investments LLC	$50,000	100,000	800,000
Canadian Consultants Bureau Inc.	$50,000	100,000	800,000
Infinity Group LLC	$100,000	200,000	1,600,000
Schedule A-2 Total	**$500,000**	**1,000,000**	**8,000,000**

SCHEDULE A-3
HOLDERS OF CONVERTIBLE
FIRST ROUND PRIVATE PLACEMENT NOTES

Name of Convertible First Round Private Placement Noteholder	Principal Amount of Notes	Axion Shares Issuable	Company Shares Issued
Robert Averill	$200,000	266,667	2,133,336
James Smith	$100,000	133,337	1,066,696
James Eagan	$100,000	133,333	1,066,664
Thomas Granville	$100,000	133,333	1,066,664
HAP Investments LLC	$200,000	266,667	2,133,336
Canadian Consultants Bureau Inc.	$100,000	133,333	1,066,664
Schedule A-2 Total	**$800,000**	**1,066,670**	**8,533,360**

SCHEDULE A-4
HOLDERS OF CONVERTIBLE
SECOND ROUND PRIVATE PLACEMENT NOTES

Name of Convertible Second Round Private Placement Noteholder	Principal Amount of Notes	Axion Shares Issuable	Company Shares Issued
James Keim	$150,000	150,000	1,200,000
Schedule A-4 Total	**$150,000**	**400,000**	**3,200,000**
Total Shares Issuable to Axion Stockholders	**$1,450,000**	**5,276,671**	**42,213,368**

Shares Issuable to Trust for the Benefit of
Stockholder of Mega-C Power Corporation 114,359,736

Grand Total of Stock Issuances 156,573,104

EXHIBIT 2.4

**FIRST ADDENDUM TO
REORGANIZATION AGREEMENT**

This First Addendum to the Reorganization Agreement ("<u>Agreement</u>") between and among Tamboril Cigar Company, a corporation organized under the laws of the State of Delaware (the "<u>Company</u>"), Axion Power Corporation, a Canadian Federal Corporation, ("<u>Axion</u>") and the persons identified in Schedules A-1 through A-4 (the "<u>Axion Securityholders</u>") is made, entered into and effective this 9th day of January 2004.

WHEREAS, C and T Co. Incorporated and Dr. Igor Filipenko have agreed to join in and execute the Reorganization Agreement upon the terms and conditions specified in this First Addendum; and

WHEREAS, Turitella Corporation has agreed to join in the Reorganization Agreement and become an additional Axion Securityholder upon the terms and conditions specified in this First Addendum;

NOW, THEREFORE, in consideration of the mutual covenants, obligations and benefits hereinafter set forth, the parties hereto agree as follows:

1. Paragraph 1(c) of the agreement is hereby amended to read in its entirety as follows:

c.   <u>Capitalization</u>. The authorized capital stock of Axion consists of an unlimited number of shares of common stock without par value ("<u>Axion Common</u>"). As of the date hereof one (1) share of Axion Common is issued and outstanding and <u>3,923,999</u> shares of common stock are issuable to the founders of Axion for out-of-pocket costs incurred and substantial personal services actually rendered in connection with the organization of Axion. All of the issued and outstanding shares of Axion Common are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, Axion' Articles of Incorporation or By-Laws or any other agreement to which Axion is a party or bound. Axion has received the full consideration for the founders' shares and the shares are presently issuable to the persons entitled thereto. <u>Schedule A-1</u> identifies the owner of the one issued and outstanding share of Axion Common and the beneficial owners of the 3,923,999 founders' shares that will be acquired by the Company pursuant to this Agreement.

Axion has previously sold $550,000 aggregate principal amount of convertible seed financing notes, which are convertible into Axion Common at a price of $.50 per share. <u>Schedule A-2</u> identifies the holders of the $500,000 aggregate principal amount of Axion's convertible seed financing notes that will be acquired by the Company pursuant to this Agreement.

Axion has previously sold <u>$1,000,000</u> aggregate principal amount of convertible first round private placement notes, which are convertible into Axion units at a price of $.75 per unit. Each Axion unit will include one share of Axion Common and one warrant that entitles the holder to purchase one additional share of Axion Common for a period of one year upon payment of a warrant exercise price $1.00 per share. If the warrants are not exercised within six months from the issue date, the exercise price will increase to $1.50 per share. Schedule A-3 identifies the holders of the $800,000 aggregate principal amount of Axion's convertible first round private placement notes that will be acquired by the Company pursuant to this Agreement.

Axion has previously sold $350,000 aggregate principal amount of convertible second round private placement notes, which are convertible into Axion units at a price of $1.00 per unit. Each Axion unit will include one share of Axion Common and one warrant that entitles the holder to purchase one additional share of Axion Common for a period of one year upon payment of a warrant exercise price $1.50 per share. If the warrants are not exercised within six months from the issue date, the exercise price will increase to $2.00 per share. Schedule A-4 identifies the holders of the $150,000 aggregate principal amount of Axion's convertible second round private placement notes that will be acquired by the Company pursuant to this Agreement.

Except as set forth above, there are no bonds, debentures, notes or other debt securities presently outstanding, or any agreements, understandings or arrangements obligating Axion to issue, deliver or sell any debt securities in the future.

Except as set forth above, there are no options, warrants, calls or other rights, agreements, arrangements or commitments presently outstanding, or any agreements, understandings or arrangements obligating Axion to issue, deliver, sell or enter into any such option, warrant, call or other such right, agreement, arrangement or commitment in the future.

All of the Axion securities specified above are duly authorized, validly issued, fully paid and nonassessable and are owned by the persons specified in Schedules A-1 through A-4, free and clear of any security interests, liens, claims, pledges, agreements, limitations on voting rights, charges or other encumbrances of any nature whatsoever ("Encumbrances").

2. Paragraph 3(c) of the agreement is hereby amended to read in its entirety as follows:

c.　　Capitalization. The Company has the corporate authority to issue a total of 400,000,000 shares of $.0001 par value common stock and 100,000,000 shares of $0.0001 par value preferred stock, of which 30,000,000 shares of common stock are presently issued and outstanding. All issued and outstanding shares of the Company's common stock are fully paid, validly issued and nonassessable. Except as specifically provided herein, no other capital stock of the Company will be outstanding on the Closing Date. Except as specifically provided herein, no stockholder of the Company will have or obtain any registration rights with respect to any shares of the Company's capital stock that are issued and outstanding on the Closing Date.

On the closing date, after paying all outstanding third-party debts, the Company will have no material assets and approximately $484,123 in related party debt owed to John L. Petersen and Sally A. Fonner. Immediately after the closing of this agreement, the Company will issue 1,865,731 common stock purchase warrants to each of John L. Petersen and Sally A. Fonner in full and settlement of all related party debts. The warrants will expire on December 31, 2005 and each warrant will entitle the holder to purchase one share of common stock year upon payment of a warrant exercise price of $.125 per share.

On January 8, 2004, Tamboril issued a total of 3,741,462 warrants to John L. Petersen as partial compensation for legal services to be provided by Mr. Petersen in connection with the operations of Tamboril after December 31, 2004. The warrants will expire on January 8, 2006 and each warrant will entitle Mr. Petersen to purchase one share of common stock year upon payment of a warrant exercise price of $.125 per share.

On January 8, 2004, C and T Co. Incorporated agreed to purchase a total of 20,000,000 Tamboril shares from John L. Petersen and Sally A. Fonner for a price of $200,000.

On January 8, 2004, C and T Co. Incorporated agreed to join in the Reorganization Agreement and transfer certain contractual rights with respect to Axion and Axion's technology to Tamboril in exchange for 25,000,000 common stock purchase warrants. The warrants will expire on December 31, 2005 and each warrant will entitle the holder to purchase one share of common stock year upon payment of a warrant exercise price of $.125 per share.

On January 8, 2004, Igor Filipenko agreed to transfer all of his right, title and interest in and to 340,000 Axion founders' shares and $50,000 in Axion seed financing notes to Tamboril in accordance with the provisions of the Reorganization Agreement.

On January 8, 2004, Turitella Corporation agreed to purchase the equivalent of $200,000 in convertible first round private placement notes and $200,000 in convertible second round private placement notes.

As a condition of the foregoing agreements, C and T Co. Incorporated, Igor Filipenko and Turitella Corporation required that the number of Tamboril shares allocated to Axion's founders be increased from 24,480,000 shares to 31,392,000 shares and that such shares be reallocated among the Axion founders as set forth in Schedule A-1 to this Addendum.

As a condition of the foregoing agreements, C and T Co. Incorporated, Igor Filipenko and Turitella Corporation required that the number of shares allocated to the Mega-C Shareholders Trust be increased from 114,359,736 shares to 118,167,736 shares.

Immediately after the closing of this Addendum, the Company will have 201,826,432 shares of Common Stock and 45,225,555 common stock purchase warrants issued and outstanding, which will be held beneficially and of record as follows:

	Common Stock	Warrants	Total Ownership
Tamboril Stockholders	10,000,000	6,758,859	16,758,859
C and T Co. Incorporated	20,000,000	25,000,000	45,000,000
MCP stockholders trust	118,167,736		118,167,736
Axion Founders	31,392,000		31,392,000
Seed Financing	8,800,000		8,800,000
First Round Private Placement	10,666,696	10,666,696	21,333,392
Second Round Private Placement	2,800,000	2,800,000	5,600,000

| Totals | 201,826,432 | 45,225,555 | 247,051,987 |

3. Except as specifically set forth above and the Amended Schedules attached hereto, all other provisions of the original Reorganization Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

TAMBORIL CIGAR COMPANY

_____/s/_____	_____/s/_____
Kirk Tierney, president and director	John L. Petersen, chief financial officer and director

C and T Co. Incorporated

_____/s/_____
Igor Filipenko, president

Turitella Corporation	**Igor Filipenko**

_____/s/_____	_____/s/_____
Authorized representative	

EXHIBIT A
SCHEDULE OF STOCK ISSUANCES
PAGE 1 OF 2

AMENDED SCHEDULE A-1
HOLDERS OF COMMON STOCK AND
BENEFICIAL OWNERS OF FOUNDERS SHARES

Name of Stockholder or Beneficial Owner	Axion Shares Surrendered	Tamboril Shares Issued
Thomas Kirkwood (Kirk) Tierney	90,000	720,000
Robert Averill	540,000	4,320,000
James Smith	340,000	2,720,000
James Eagan	400,000	3,200,000
Thomas Granville	404,000	3,232,000
Igor Filipenko	340,000	2,720,000
Joseph Piccirilli	340,000	2,720,000
Joseph Souccar	340,000	2,720,000
Glenn W. Patterson	450,000	3,600,000
Canadian Consultants Bureau Inc.	340,000	2,720,000
Ron Bibace	340,000	2,720,000
Schedule A-1 Total	3,924,000	31,329,000

AMENDED SCHEDULE A-2
HOLDERS OF CONVERTIBLE
SEED FINANCING NOTES

Name of Convertible Seed Financing Noteholder	Principal Amount of Notes	Axion Shares Issuable	Tamboril Shares Issued
Robert Averill	$50,000	100,000	800,000
James Smith	$50,000	100,000	800,000
James Eagan	$50,000	100,000	800,000
Thomas Granville	$50,000	100,000	800,000
Igor Filipenko	$50,000	100,000	800,000
Joseph Piccirilli	$50,000	100,000	800,000
Joseph Souccar	$50,000	100,000	800,000
HAP Investments LLC	$50,000	100,000	800,000
Canadian Consultants Bureau Inc.	$50,000	100,000	800,000
Infinity Group LLC	$100,000	200,000	1,600,000
Schedule A-2 Total	$550,000	1,100,000	8,800,000

AMENDED SCHEDULE A-3
HOLDERS OF CONVERTIBLE
FIRST ROUND PRIVATE PLACEMENT NOTES

Name of Convertible First Round Private Placement Noteholder	Principal Amount of Notes	Axion Shares Issuable	Tamboril Shares Issued	Tamboril Warrants Issued
Robert Averill	$ 200,000	266,667	2,133,333	2,133,333
James Smith	$ 100,000	133,333	1,066,667	1,066,667
James Eagan	$ 100,000	133,333	1,066,667	1,066,667
Thomas Granville	$ 100,000	133,333	1,066,667	1,066,667
Turitella Corporation	$ 200,000	266,667	2,133,333	2,133,333
HAP Investments LLC	$ 200,000	266,667	2,133,333	2,133,333
Canadian Consultants Bureau Inc.	$ 100,000	133,333	1,066,667	1,066,667
Schedule A-3 Total	$ 1,000,000	1,333,333	10,666,667	10,666,667

AMENDED SCHEDULE A-4
HOLDERS OF CONVERTIBLE
SECOND ROUND PRIVATE PLACEMENT NOTES

Name of Convertible Second Round Private Placement Noteholder	Principal Amount of Notes	Axion Shares Issuable	Tamboril Shares Issued	Tamboril Warrants Issued
James Keim	$150,000	150,000	1,200,000	1,200,000
Turitella Corporation	$200,000	200,000	1,600,000	1,600,000
Schedule A-4 Total	$350,000	350,000	2,800,000	2,800,000

EXHIBIT 4.1

TRUST AGREEMENT
FOR THE BENEFIT OF THE SHAREHOLDERS
OF MEGA-C POWER CORPORATION

THIS TRUST AGREEMENT FOR THE BENEFIT OF THE SHAREHOLDERS OF MEGA-C POWER CORPORATION is entered into effective as of the 31st day of December 2003 between:

> **TAMBORIL CIGAR COMPANY**, a business corporation organized and existing under the laws of Delaware, having its principal executive office at 100 Caster Avenue, Vaughn, Ontario, Canada (the "Grantor")

> **AND**

> **BENJAMIN RUBIN**, an Ontario solicitor in good standing whose office address is 229 Russell Hill Road, Toronto, Ontario, Canada (the "Trustee")

WITNESSES THAT:

WHEREAS the Grantor wishes to establish a new trust under the name "**Trust for the Benefit of the Shareholders of Mega-C Power Corporation**" and the Trustee is willing to serve as trustee for the new trust pursuant to the terms and conditions of this Agreement; and

WHEREAS the Trust created hereby constitutes an essential element of a business combination between the Grantor and Axion Power Corporation, a Canadian Federal Corporation, which is more fully described in a Reorganization Agreement of even date; and

WHEREAS the parties to this Agreement intend at all times to conduct all of their activities in strict compliance with requirements of the Securities Act of 1933, the Securities Act (Ontario) and the letter and the spirit of all rules and regulations adopted pursuant to such laws; and

WHEREAS in the event of any conflict or inconsistency between the terms of this Agreement and the requirements of such applicable laws or any rules and regulations adopted thereunder, the requirements of such applicable laws, rules and regulations shall have priority.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual obligations and agreements herein set forth, the parties hereto covenant and agree as follows:

ARTICLE 1 – INTERPRETATION

Section 1.1 Definitions In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings ascribed to them:

(a)   "Agreement" means this trust agreement made and entered into as of the day and year first above written, and any amendments hereto or restatements hereof.

(b)   "Applicable Laws" means any statute of the United States or Canada or of any State or Province together with any rules or regulations made thereunder, and the orders or rulings of any securities commission or other statutory authority or agency, in each case applicable to the Tamboril Shares.

(c)   "Grantor" means Tamboril Cigar Company and its successors or assigns under the terms of this Agreement.

(d)   "Mega-C" means Mega-C Power Corporation, an Ontario corporation.

(e)   "Mega-C Share" means one share of the no par value common stock of Mega-C.

(f)   "Mega-C Shareholder" means each person who can establish to the reasonable satisfaction of the Trustee that he is a record or beneficial owner of Mega-C Shares. For purposes of this definition, a person who can establish that he loaned money to a record or beneficial owner of Mega-C Shares under the terms of a secured note or other instrument that is presently in default shall be deemed to be the beneficial owner of the Mega-C Shares pledged as collateral for the loan.

(g)   "OSC" means the Ontario Securities Commission.

(h)   "SEC" means the United States Securities and Exchange Commission.

(i)   "Tamboril Shares" means 114,359,736 shares of the $.0001 par value common stock of the Grantor that have been issued and delivered to the Trustee upon the execution of this Agreement and constitute the entire corpus of the Trust.

(j)   "Trustee" means Benjamin Rubin, Esq. and his successors or assigns under the terms of this Agreement.

Section 1.2 Article and Section Headings Article and section headings are included for convenience only and are not a part of this Agreement.

Section 1.3 Gender and Number Words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

ARTICLE 2 – ESTABLISHMENT OF TRUST

Section 2.1 Establishment of Trust The Grantor has delivered duly authenticated stock certificates for 114,800,000 Tamboril Shares to the Trustee for the express purpose of creating, constituting and settling a Trust for the benefit of the Mega-C Shareholders. The Grantor warrants that the Tamboril Shares are duly issued, fully paid and nonassessable shares of the Grantor's capital stock. The Tamboril Shares shall constitute the entire corpus of the Trust, however the Grantor reserves the right to augment the corpus of the Trust from time to time. Except as specifically set forth in Article 11 which specifies the allowable fees, charges and expenses of the Trustee, the Grantor shall not be obligated to contribute money, additional Tamboril Shares or any other property to the Trust at any time.

Section 2.2 Appointment of Trustee The Trustee acknowledges the receipt of stock certificates for 114,359,736 Tamboril Shares and agrees to act as Trustee for the benefit of the Mega-C Shareholders subject to the terms and conditions of this Agreement. The Trustee is not a principal, participant or beneficiary of the underlying business combination transaction that necessitates the creation of the Trust. The Trustee shall be obligated only for the performance of such duties as are specifically set forth in this Agreement and may rely and shall be protected in acting or refraining from acting on any instrument believed by it to be genuine and to have been signed or presented by the proper party or parties, their officers, representatives or agents. The Trustee shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized hereby, nor for action taken or omitted by it in accordance with the advice of its counsel. Trustee shall be responsible for holding, distributing, selling and otherwise disposing of the Tamboril Shares pursuant to the Agreement.

Section 2.3 Principal Office; Situs The principal office and situs of the administration of this Trust and the Tamboril Shares deposited therein shall be in Toronto, Ontario, Canada, at the principal executive office of the Trustee or at such other location as shall be jointly designated by the Trustee.

Section 2.4 Purpose of Trust The purpose of the Trust is to preserve the potential equitable interests of the Mega-C Shareholders in the lead-acid-carbon battery technologies that the Grantor intends to develop while insulating the Grantor from the potential litigation risks associated with the prior business of Mega-C and the alleged unlawful activities of certain directors, officers and stockholders of Mega-C.

ARTICLE 3 – TERM OF TRUST

Section 3.1 Term The Trust shall be created as of the date of this Agreement and it shall continue to exist as a separate legal entity until all Tamboril Shares held by the Trust have been:

(a)   Distributed to Mega-C Shareholders in accordance with this Agreement;

(b)   Sold by the Trustee in accordance with this Agreement; or

(c)   Surrendered to the Grantor in accordance with this Agreement.

When all of the Tamboril Shares have been distributed, sold or surrendered according to the provisions of this Agreement, the Trust shall terminate forthwith.

ARTICLE 4 – ALLOCATION OF TAMBORIL SHARES

Section 4.1 Beneficial Economic Ownership of Tamboril Shares The number of Tamboril Shares delivered to the Trustee pursuant to Section 2.1 represents eight (8) Tamboril Shares for every Mega-C Share presently issued and outstanding. Accordingly, each Mega-C Shareholder shall initially be the beneficial economic owner of eight (8) Tamboril Shares for every Mega-C Share owned by him.

Section 4.2 Reduction for Creditor Claims The number of Tamboril Shares allocated to the Mega-C Shareholders as a group shall be subject to reduction in the event that the Trustee receives a timely claim from a bona fide creditor of Mega-C, and determines in good faith under the totality of the circumstances that such creditor's claim is entitled to legal priority over the claims of the Mega-C Shareholders under applicable law. Subject to the conditions precedent set forth in Section 5.1, the Trustee shall have the unrestricted authority to sell all or any portion of the Tamboril Shares and use the proceeds from such sales to pay the full amount of all allowable creditors' claims before the remaining Tamboril Shares are allocated among the Mega-C Shareholders. In that event, beneficial economic ownership interest of each Mega-C Shareholder shall be proportionally reduced.

Section 4.3 Reduction for Other Events The number of Tamboril Shares allocated to a particular Mega-C Shareholder shall also be subject to reduction if and to the extent that:

(a)   Any portion of the Mega-C Shares currently held by him are transferred to another Mega-C Stockholder pursuant to a final order of the OSC, the SEC or any court of competent jurisdiction;

(b)   Any portion of the Mega-C Shares currently held by him are surrendered, cancelled or forfeited pursuant to a final order of the OSC, the SEC or any court of competent jurisdiction;

(c)   He enters into a written agreement with the Grantor or the Trustee that provides that a portion of the Mega-C Shares held by him shall be treated as surrendered, cancelled or forfeited for purposes of the Trust.

Section 4.4 Reallocation Among Mega-C Shareholders The number of Tamboril Shares allocated to a particular Mega-C Shareholder shall be increased if and to the extent that any Mega-C Shares are transferred to him in the manner described in Section 4.3(a). Except as set forth in this Section, no transfers of Mega-C Shares other than transfers arising upon death, by operation of law or pursuant to a qualified domestic relations order, shall be recognized by or binding on the Trustee.

Section 4.5 Surrender of Tamboril Shares by Trustee In the event that the number of Mega-C Shares allocable to a particular Mega-C Shareholder are reduced as a direct result of an event specified in Sections 4.3(a) and (b), the Trustee shall forthwith surrender and return to the Grantor eight (8) Tamboril Shares for every Mega-C share that is surrendered, cancelled, forfeited or returned to Mega-C, or treated as having been surrendered for purposes of the Trust.

Section 4.6 Final Determination of Beneficial Ownership When the conditions precedent to distribution or sale specified in Section 5.1 have been fully satisfied and the Trustee has made all of the adjustments required or permitted by Article 4, the Trustee shall make a final determination respecting the number of Mega-C Shares held by each Mega-C Shareholder and the number of Tamboril Shares that are properly attributable to each Mega-C Share. The Trustee shall not, however, be required to make a determination with respect to any Mega-C Shareholder who is a party to a pending lawsuit, arbitration proceeding or regulatory enforcement action that could increase or decrease the number of Mega-C Shares held by him.

ARTICLE 5 – CONDITIONS PRECEDENT TO DISTRIBUTION OR SALE

Section 5.1 Conditions Precedent to Distribution or Sale With the exception of transactions involving the surrender of Tamboril Shares to the Grantor pursuant to Section 4.5, the Trustee shall not distribute, sell, dispose of or otherwise deal with the Tamboril Shares until:

(a)   The trustee has confirmed that there are no pending lawsuits, arbitration proceedings or regulatory enforcement actions that would materially alter the respective ownership interests of a substantial number of Mega-C Shareholders;

(b)   The Trustee has confirmed that the Grantor has successfully completed preliminary beta testing of its E^3Cell battery and made a decision to proceed with the second-stage commercial beta testing of its proposed products; and

(c)   The trustee has confirmed that the Grantor has properly registered the Tamboril Shares under the Securities Act of 1933, the Securities Act (Ontario) and the provisions of any other applicable laws for the purpose of allowing the Trustee to lawfully distribute or sell the Tamboril Shares in accordance with the terms of this Agreement.

For purposes of this Section, the Trustee shall be entitled to rely conclusively on a certificate signed by a duly authorized executive officer of the Grantor that the requirements of subsections (a), (b) and (c) above have been met. In the absence of such a certificate, the Trustee shall be entitled to rely on its own inquiries and investigations in determining whether each of the foregoing requirements has been met. In connection with any such investigations, the Trustee shall be entitled to rely conclusively on representations made in reports and other documents that the Grantor files with the SEC and OSC.

Section 5.2 Notice of Pending Registration Within five (5) days after the filing of a registration statement of the type specified in Section 5.1(c), the Grantor shall notify the Trustee that the filings have been made and advise the Trustee of the date when the Grantor expects to receive an order of effectiveness with respect to such registration statement.

Section 5.3 Demand Registration Right If it appears to the Trustee that the requirements of Sections 5.1(a) and (b) have been satisfied, but the Grantor has failed to file the registration statements specified in Section 5.1(c), then the Trustee shall have the right to demand that the Grantor promptly file the required registration statements and exercise reasonable diligence to insure that those registration statements become effective at the earliest practicable date. If the Trustee makes such a demand and the Grantor fails or refuses to file the required registration statements within 30 days, the Trustee shall be entitled to institute an arbitration proceeding against the Grantor for the purpose of compelling the Grantor to honor its' registration obligations.

ARTICLE 6 – COMMUNICATION WITH MEGA-C SHAREHOLDERS

Section 6.1 Grantor to Develop Claim Procedures Within 30 days after the date of this Agreement the Grantor shall deliver to the Trustee reasonably detailed written instructions describing the claim procedures the Mega-C Shareholders will be required to follow and the information and documentation the Mega-C Shareholders will be required to provide in order to establish their eligibility to receive distributions from the Trust. It is anticipated that the claim procedures will require the Mega-C Shareholders to:

(a)   Provide reasonable personal information including the Mega-C Shareholder's name, mailing address, telephone number and taxpayer identification number;

(b)   Provide copies of all stock certificates, subscription agreements, loan agreements, assignments, letters and other documents that support the Mega-C Shareholder's ownership claim;

(c)   Provide reasonably a detailed description of the transaction or transactions that resulted in the issuance or transfer of Mega-C Shares to the Mega-C Shareholder; including the date of the transaction, the type of transaction, a description of the consideration given by the Mega-C Shareholder in connection with the transaction, and, in the case of a Mega-C Shareholder who has received Mega-C Shares in connection with a resale, gift or other transaction that did not involve a direct issuance of Mega-C Shares by Mega-C for full and fair value in the form of money, property or services actually rendered and fairly valued, the identity of the other party or parties to the transaction;

(d)   Provide such other and further information and documentation as may be requested by the Trustee in the exercise of its reasonable discretion; and

(e)   Agree that as a condition of participation in the Trust the Mega-C Shareholder will forever settle and release any and all legal, equitable or other claims that he has against Mega-C, the Grantor, any property of the Grantor or any of the Grantor's officers, directors and agents that in any way arise from or relate to the prior operations of Mega-C or the activities of any director, officer or shareholder of Mega-C.

Section 6.2 Preparation of Disclosure Statement Within 60 days after the date of this Agreement, the Trustee, in consultation with the Grantor, shall prepare a written disclosure statement that will be delivered to Mega-C stockholders for the purpose of advising them of the existence and principal terms of the Trust. The disclosure statement shall provide such reasonably detailed information on the Trust terms and claim procedures, as the Trustee, in consultation with the Grantor, considers necessary, desirable, convenient or advisable under the circumstances.

Section 6.3 Timetable for Submission of Claims In connection with the preparation of the disclosure statement, the Trustee shall establish a reasonable timetable for the submission of claims by Mega-C Shareholders. In general, the timetable shall provide an initial claim period of not less than 90 days during which Mega-C Shareholders will be permitted submit their claims to the Trustee; provide for reasonable extensions of the initial claim period with respect to any Mega-C Shareholders that the Trustee is unable to locate or contact in the exercise of reasonable diligence; and provide a reasonable termination date after which new claims from Mega-C Shareholders will be barred.

Section 6.4 Permissible Claim Processing Fees In connection with the preparation of the disclosure statement, the Trustee shall establish a reasonable fee schedule for the work associated with the receipt, review, processing, clarification and classification of claims submitted by Mega-C Shareholders. The Trustee's fee schedule may include both fixed fee and sliding scale elements, provided that the maximum fee charged to any Mega-C Shareholder may not exceed a base fee of $75 for the first 2,500 Mega-C shares owned, plus a sliding scale fee of $.01 for each additional Mega-C Share owned up to a maximum of $2,500 per Mega-C Shareholder. The disclosure statement may require that the Trustee's claim processing be paid by the Mega-C Shareholders in connection with their initial claim submissions.

Section 6.5 Regulatory Review of Disclosure Statement Before the disclosure statement is mailed to Mega-C stockholders, the Trustee, in consultation with the Grantor, shall submit copies of the proposed disclosure statement and all supporting document to the SEC and the OSC for the purpose of soliciting any comments or suggestions that such agencies care to make with respect to the Trust, the disclosure statement, the claim procedures or the timetable for submission of claims. In the event that the SEC or the OSC make any comments or suggestions with respect to any of the foregoing matters, the Trustee shall retain special counsel, at the sole cost and expense of the Grantor, for the express purpose of negotiating such reasonable modifications, amendments and changes as may be necessary to satisfy the requirements of applicable law and incorporate any comments or suggestions that the SEC and the OSC care to make with respect to any of the foregoing.

Section 6.6 Distribution of Disclosure Statement Within 5 days after the preparation of the definitive disclosure statement, the Trustee shall mail copies of the definitive disclosure statement to each known Mega-C stockholder. At all times after the preparation of the definitive disclosure statement, the Trustee shall maintain an adequate supply of copies of the definitive disclosure statement on hand and it shall, upon the written or oral request, provide a copy of the disclosure statement to any Mega-C Shareholder, any creditor of Mega-C or any other person who has or claims to have a recognizable claim against or interest in the Trust or the Tamboril Shares held by the Trust.

Section 6.7 Processing of Claims The Trustee shall establish such reasonable systems and procedures as it deems necessary, desirable and expedient for the receipt, review, processing, clarification and classification of claims submitted by Mega-C Shareholders and other parties who have or claim to have a recognizable claim against or interest in the Trust or the Tamboril Shares held by the Trust. When all such information has been provided by a Mega-C Shareholder and the Trustee has made a classification decision pursuant to the provisions of Section 7 of this Agreement, the Trustee shall promptly notify the Mega-C Shareholder that his claim has been accepted or rejected and advise the Mega-C Shareholder of his rights under this Agreement, including his right to request a review of any classification decision made by the Trustee.

ARTICLE 7 – CLASSIFICATION OF MEGA-C SHAREHOLDERS

Section 7.1 Classification of Mega-C Shareholders Prior to any distribution, sale or other disposition of Tamboril Shares and based solely on the information provided by Mega-C Shareholders pursuant to the requirements of Section 6.7, the Trustee shall classify each Mega-C Shareholder into one of the following classes:

(a) A Mega-C Shareholder who is able to demonstrate to the reasonable satisfaction of the Trustee that the Mega-C shares held by him were purchased at an average price of more than $1 per share, which was paid in money, property or services actually performed and reasonably valued, shall be classified as a Category-I Mega-C Stockholder;

(b) A Mega-C Shareholder who cannot demonstrate to the reasonable satisfaction of the Trustee that the Mega-C shares held by him were purchased at an average price of more than $1 per share, which was paid in money, property or services actually performed and reasonably valued, shall be classified as a Category-II Mega-C Stockholder; and

(c) A Mega-C Shareholder who has allegedly violated any applicable laws relating to the offer, sale or trading of securities shall be classified as a Category-III Mega-C Stockholder unless:

   (i) He can demonstrate to the reasonable satisfaction of the Trustee that there has been an unambiguous judicial or administrative determination that the activity attributed to him did not occur or was not illegal; or

   (ii) He enters into a written agreement with the Trustee that specifically provides that a portion of the Mega-C Shares held by him shall be treated as having been surrendered for purposes of the Trust

   When a Category-III Mega-C Stockholder has satisfied the requirements of either of the foregoing paragraphs, he shall promptly be reclassified as a Category-II Mega-C Shareholder with respect to all Mega-C Shares that are deemed to be issued, outstanding and attributable to him. Category-III Mega-C Shareholders shall not under any circumstances be reclassified as Category I Mega-C Shareholders.

Section 7.2 Officers and Directors of Grantor Notwithstanding the general classification structure set forth in Section 7.1, for the purpose of avoiding potential transaction reporting and "short-swing profit" issues under the Securities Exchange Act of 1934, any officer, director or holder of more than 10% of the issued and outstanding stock of the Grantor who is also a Mega-C stockholder shall be presumptively classified as Category-I Mega-C Shareholders with respect to all shares held by him.

Section 7.3 Small Beneficiaries To facilitate the effective administration of the Trust, the Trustee shall adopt and implement reasonable procedures that will permit the reclassification of Category-II Mega-C Shareholders as Category-I Mega-C Shareholders; but only if the procedures so adopted are limited to Mega-C Shareholders who are owners of 2,500 or fewer Mega-C Shares; and in connection with each reclassification the Trustee receives such written representations, warranties and other assurances as the Trustee may in the exercise of its reasonable discretion deem appropriate under the circumstances.

Section 7.4 Review of Classification Decisions Any Mega-C Shareholder that disagrees with the Trustee's decision to classify him as a Category-II or Category-III Mega-C Shareholder shall be entitled to request a review of the Trustee's classification decision by a review panel of not less than three (3) disinterested persons who have been selected by Trustee in consultation with the Grantor's board of directors. Any Mega-C Shareholder who requests a review of the Trustee's decision, however, may be required to pay a fee of up to $500 per review panel member in connection with the requested review. In connection with any such review, the review panel shall have the power to consider any additional evidence or countervailing arguments that a complaining Mega-C Shareholder cares to submit. The review panel shall issue a written decision with respect to each review within 60 days of the date of the original request. All decisions of the review panel shall be final and binding on the Mega-C Stockholder, the Trust and the Trustee.

ARTICLE 8 – DISTRIBUTIONS TO MEGA-C SHAREHOLDERS

Section 8.1 In-kind Distributions to Category-I Mega C Shareholders When all of the conditions precedent set forth in Section 5.1 have been satisfied, the Trustee shall promptly make an in-kind distribution of all Tamboril Shares that it holds for the benefit of Category-I Mega-C Shareholders. In connection with each in-kind distribution, the Trustee shall deliver a stock certificate for Tamboril Shares that has been registered in the name of the Category-I Mega-C Shareholder, together with a copy of the definitive prospectus included in the registration statements specified in Section 5.1(c). When the Trustee has delivered stock certificates and copies of the prospectus to all Category-I Mega-C Shareholders, all rights and privileges of the Category-I Mega-C Shareholders shall terminate forthwith.

Section 8.2 Resale of Tamboril Shares for Category-II Mega-C Shareholders The Trustee shall not distribute Tamboril Shares to Category-II Mega-C Shareholders. Instead all Tamboril Shares that the Trustee holds for the benefit of Category-II Mega-C Shareholders shall be deposited in one or more brokerage accounts established by the Trustee in the exercise of its reasonable discretion. In connection with the deposit of Tamboril Shares in such brokerage accounts, the Trustee shall deliver written instructions respecting the sale of the deposited Tamboril Shares in open market or negotiated block transactions. Such instructions shall, when delivered, describe a reasonable plan for the complete liquidation of all deposited Tamboril Shares within a period of not more than twenty-four (24) months from the date of deposit. When all of the Tamboril Shares held in the Trustee's brokerage accounts have been sold and the Trustee has distributed the sales proceeds in accordance with this Agreement, all rights and privileges of the Category-II Mega-C Shareholders shall terminate forthwith.

Section 8.3 Restrictions on Trustee's Resale Transactions All resale transactions effected by the Trustee for the benefit of the Category-II Mega-C Shareholders shall be based on written instructions provided by the Trustee, provided that the Trustee shall have the power, in its sole discretion, to modify or amend its instructions from time to time in light of prevailing market conditions. All resale transactions effected by the Trustee shall be made with due regard for market conditions and the best interests of the Category-II Mega-C Shareholders as a group.

Section 8.4 Trustee's Fees for Resale of Tamboril Shares In connection with the services provided by the Trustee in connection with the resale of Tamboril Shares for the benefit of the Category-II Mega-C Shareholders, the Trustee may charge an administrative fee of up to 2% of the net sales proceeds (after brokerage commissions and other direct expenses) to compensate the Trustee for the work involved in planning and effecting resale transactions, collecting and accounting for sale proceeds, allocating the sale proceeds among the Category-II Mega-C Shareholders and distributing the sale proceeds to the persons entitled thereto. All such fees shall be separately stated on the Trustee's periodic distribution reports to the Category-II Mega-C Shareholders and withheld from the amounts that would otherwise be payable to the Category-II Mega-C Shareholders.

Section 8.5 Cash Distributions to Category II Mega-C Shareholders From time to time, but not less often than once per calendar quarter, the Trustee shall distribute all cash proceeds derived from the sale of Tamboril Shares to the Category-II Mega-C Shareholders who are entitled thereto. All distributions to the Category-II Mega-C Shareholders shall be made in proportion to their respective interests in the Tamboril Shares then on deposit in the Trustee's brokerage accounts..

Section 8.6 No Distributions to Category-III Mega-C Shareholders The Trustee shall not distribute Tamboril Shares or make cash distributions from the sale of Tamboril Shares to any Category-III Mega-C Shareholder. Instead all Tamboril Shares that are held in Trust for the benefit of Category-III Mega-C Shareholders shall be retained by the Trustee pending the execution of an agreement of the type specified in Section 7.1(c)(ii) of this Agreement. The following special provisions shall apply to all Tamboril Shares that are held for the benefit of Category-III Mega-C Shareholders who have not entered into a Section 7.1(c)(ii) agreement before the effective date of the registration statements specified in Section 5.1(c).

  (a)   If the Trustee holds Tamboril Shares for the benefit of a Category-III Mega-C Shareholder who enters into a Section 7.1(c)(ii) agreement after the effective date of the Grantors' registration statements but prior to the expiration of 12 months from the effective date of such registration statements, the Trustee shall forthwith deposit all remaining Tamboril Shares held for the benefit of the Mega-C Shareholder in the Trustee's brokerage account and thereafter treat the Mega-C Shareholder as a Category-II Mega-C Shareholder.

  (b)   No Category-III Mega-C Shareholder shall derive an economic benefit from his failure or refusal to enter into a Section 7.1(c)(ii) agreement before the effective date of the Grantors' registration statements. In the event that the average price received by the Trustee with respect to sales of Tamboril Shares on behalf of a Category-III Mega-C Shareholder exceeds the average price received by the Trustee with respect to all sales of Tamboril Shares on behalf of Category-II Mega-C Shareholders, then any excess proceeds shall forthwith be donated to the American Red Cross in the name of the Category-III Mega-C Shareholder.

  (c)   If the Trustee holds Tamboril Shares for the benefit of a Category-III Mega-C Shareholder who fails or refuses to enter into a Section 7.1(c)(ii) agreement within 12 months of the effective date of the Grantor's registration statements, the Trustee shall forthwith contribute all Tamboril Shares held for the benefit of that Mega-C Shareholder to the American Red Cross in the name of the Category-III Mega-C Shareholder.


ARTICLE 9 – POWERS OF THE TRUSTEE


Section 9.1 Trustee's General Powers In the administration of the Trust, the Trustee shall have the following powers, all of which shall be exercised in the fiduciary capacity, primarily in the interest of the Mega-C Shareholders:

  (a)   To hold the Tamboril Shares so long as it deems proper;

  (b)   To make in-kind distributions of the Tamboril Shares to Category-I Mega-C Shareholders;

  (c)   To sell Tamboril Shares for the benefit of Category-II Mega-C Shareholders at such times, in such manner and with due regard for prevailing market conditions as in its discretion and judgment may be deemed for the best interest of the Category-II Mega-C Shareholders as a group;

  (d)   To distribute all cash proceeds from the sale of Tamboril Shares to the Category-II Mega-C Shareholders in proportion to their respective interests in the Trust;

  (e)   To vote all Tamboril Shares held by the Trust, or deposited in brokerage accounts established by the Trustee, in proportion to the votes actually cast at any meeting of the Grantor's stockholders by persons who are not officers, directors or holders of more than ten percent (10%) of the voting securities of the Grantor on the date of the stockholders meeting;

(f)   To compromise, settle, arbitrate, or defend any claim or demand in favor of or against the Trust;

(g)   During the period beginning on the date of this Agreement and ending on the effective date of the registration statements specified in Section 5.1(c), to incur and pay at the sole cost of the Grantor the reasonable, ordinary and necessary expenses of trust administration, including (but not by way of limitation) reasonable attorneys' fees, accountants' fees, investment counsel fees, and the like;

(h)   During the period beginning on the effective date of the registration statements specified in Section 5.1(c) and ending on the final distribution of all Trust assets, to incur and pay at the sole cost and risk of the Mega-C Shareholders the reasonable, ordinary and necessary expenses of trust administration, including (but not by way of limitation) reasonable attorneys' fees, accountants' fees, investment counsel fees, and the like;

(i)   To act through an agent or attorney-in-fact, by and under power of attorney duly executed by the Trustee, in carrying out any of the authorized powers and duties;

(j)   The Trustee may freely act under all or any of the powers granted to it by this Agreement in all matters concerning the Trust, after forming a judgment based upon all the circumstances of any particular situation as to the wisest and best course to pursue in the interest of the Trust and the Mega-C Shareholders, without the necessity of obtaining the consent or permission of the Grantor, any Mega-C Stockholder, any other interested person, or the consent or approval of any court. The powers granted to the Trustee may be exercised in whole or in part, from time to time, and shall be deemed to be supplementary to and not in derogation of the general powers of trustees under applicable law, and shall include all powers necessary to carry them into effect.

Section 9.2 Limitations on Trustee's Powers Notwithstanding any provision of this Agreement to the contrary, no powers enumerated or accorded to trustees generally pursuant to applicable law shall be construed to enable the Grantor, or the Trustee or either of them, or any other person, to sell, purchase, exchange, or otherwise deal with or dispose of all or any parts of the corpus of the Trust for less than an adequate consideration in money or monies worth, or to enable the Grantor to borrow all or any part of the corpus of the Trust, directly or indirectly.

Section 9.3 Trustee's Authority and Third Parties No person purchasing any of Tamboril Shares, or in any manner dealing with the Trust or the Trustee, shall be required to inquire into the authority of the Trustee to enter into any transaction, or to account for the application of any money paid to the Trustee.

Section 9.4 Accounting by the Trustee The Trustee shall, within 45 days after the end of each calendar quarter (beginning with the quarter in which the Grantor receives an order of effectiveness with respecting the registration statements specified in Section 5.1(c)) render an unaudited quarterly accounting to the Category-II Mega-C Shareholders, and the written approval thereof by the Grantor shall be final, binding, and conclusive upon all Category-II Mega-C Shareholders. In addition to the unaudited quarterly accounting, the Trustee shall within 90 days after the end of each fiscal year (beginning with the year in which the Grantor receives an order of effectiveness with respecting the registration statements specified in Section 5.1(c)) render an audited annual report to the Category-II Mega-C Shareholders, and the opinion of the independent auditor included in such report shall be final, binding, and conclusive upon all Category-II Mega-C Shareholders.

Section 9.5 Resignation of Trustee The Trustee may resign at any time by giving written notice of its resignation to the Grantor at least ten (10) days prior to the effective date of such resignation, and upon the effective date of such resignation, the Tamboril Shares then deposited in the Trust shall be delivered to a successor Trustee who has been selected and appointed in accordance with Section 9.6, whereupon all the Trustee's obligations hereunder shall cease and terminate. The Trustee's sole responsibility until such termination shall be to maintain the Tamboril Shares in safe custody and to deliver the same to a successor Trustee who has been selected and appointed in accordance with Section 9.6.

Section 9.6 Appointment of Successor Trustee The Trustee shall have the power, in consultation with the Grantor's board of directors, to appoint a successor Trustee. If the Trustee shall resign without having appointed a successor Trustee, the Grantor's board of directors shall have the power to petition a court of competent jurisdiction for a summary order confirming the appointment of a successor trustee selected by the Grantor's board of directors and approved by the court in the exercise of its reasonable discretion.

Section 9.7 Bond and Exculpation of Trustee The Trustee shall not be required to give any bond or other security. The Trustee shall not be liable for any mistake or error of judgment in the administration of the Trust, except for willful misconduct or gross negligence. So long it continues to exercise its powers in good faith and perform its duties in a fiduciary capacity primarily in the interests of the Mega-C Shareholders, the Trustee shall have no liability for loss arising from any cause beyond its control, including, but not limited to, the following: (a) the act, failure or neglect of any agent or correspondent selected by the Trustee; (b) any delay, error, omission or default connected with the remittance of funds; (c) any delay, error, omission or default of any mail, telegraph, cable or wireless agency or operator; (d) the acts or edicts of any government or governmental agency or other group or entity exercising governmental powers.

Section 9.8 Indemnification of Trustee by Grantor The Grantor agrees to indemnify, defend and hold the Trustee harmless from and against any and all loss, damage, tax, liability and expense that may be incurred by the Trustee arising out of or in connection with its acceptance or appointments as Trustee under this Agreement, including costs and expenses of defending itself against any claim or liability in connection with its performance hereunder.

Section 9.9 Arbitration of Disputes Among the Parties Should any controversy arise between the Grantor, the Trustee or any Mega-C Shareholder with respect to this Agreement or a Mega-C Shareholder's right to receive Tamboril Shares or the cash proceeds from the sale of Tamboril Shares, Trustee shall have the right to consult counsel and/or to refer such controversy to binding arbitration. Should such actions be necessary, or should Trustee become involved in arbitration in any manner whatsoever on account of this Agreement, the party whose actions necessitated the arbitration shall be obligated to pay the reasonable attorney's fees incurred by Trustee, and any other disbursements, expenses, losses, costs and damages in connection with and resulting from such actions.

ARTICLE 10 – AMENDMENTS

Subject to the consent of the Trustee which will not be unreasonably withheld, this Agreement may be amended at any time and from time to time for the purpose of modifying the terms, conditions and provisions of this Agreement or incorporating additional terms, conditions and provisions that are not inconsistent with the intent of the parties and requested by the Grantor, the Trustee, the Ontario Securities Commission or the United States Securities and Exchange Commission. Notwithstanding the generality of the foregoing, no amendment of this Agreement shall be made to the extent that compliance therewith would, in any manner, reduce, diminish or qualify the rights, privileges and preferences of the Category-I or Category-II Mega-C Shareholders or the Trustee.

ARTICLE 11 – TRUSTEE'S FEES

The Grantor agrees to pay to the Trustee its fees for certain services rendered pursuant to the provisions of this Agreement and will reimburse the Trustee certain reasonable operating expenses, including attorney's fees incurred in connection with the performance of such services. A fee schedule for the services to be provided by the Trustee and paid for by the Grantor is attached hereto as Exhibit A and incorporated herein by this reference. The Trustee's fees specified in the attached fee schedule are in addition to the fees that the Trustee and others are specifically permitted to charge directly to Mega-C Shareholders under Section 6.4, Section 7.4 and Section 8.4 of this Agreement. Notwithstanding any other provision of this Agreement, activities that require excessive administrator time or out-of-pocket expenses shall be deemed extraordinary expenses of the Grantor for which related costs, transaction charges, and additional fees will be billed at Trustee's standard charges for such items.

ARTICLE 12 – IRREVOCABILITY

The Trust shall be irrevocable, and the Grantor expressly waives all rights and powers, whether alone or in conjunction with others, and regardless of when or from what source it may have acquired such rights or powers, to revoke, or terminate the Trust. By execution of this instrument the Grantor relinquishes absolutely and forever all of its right and power to control the distribution, sale or other disposition of the Tamboril Shares, and all its right and power, whether alone or in conjunction with others, to designate the persons who shall be entitled to share in any future distributions from the Trust.

IN WITNESS WHEREOF the Grantor and the Trustee have executed this Agreement in the City of Toronto, Province of Ontario, Canada on the day and year above first written.

TAMBORIL CIGAR COMPANY

/s/	/s/
Kirk Tierney, president and director	John L. Petersen, chief financial officer and director

BENJAMIN RUBIN, TRUSTEE

/s/

EXHIBIT 10.1

Development and License Agreement

This Development and License Agreement (the "Agreement") is entered into as of November 15, 2003 (the "Effective Date") by and between **C and T Co. Inc**., ("C&T") a corporation incorporated under the laws of the Province of Ontario with its principal offices located at 100 Caster Avenue, Woodbridge, Ontario, Canada, L4L 5Y9; and **AXION POWER CORPORATION** ("Axion"), a corporation incorporated under the laws of the Province of Ontario with offices located at 100 Caster Avenue, Woodbridge, Ontario, Canada, L4L 5Y9.

RECITALS

WHEREAS, C&T has developed to the laboratory stage the technology, know-how and prototypes for a hybrid lead-carbon battery/capacitor, sometimes referred to as the E3Cell, as more particularly described and defined on Schedule A (the "Technology");

AND WHEREAS, Axion has been established in order to bring the Technology to the market, and to do so, it is necessary for Axion to obtain from C&T sole exclusive world-wide licenses to the Technology so that Axion, , may (a) Develop (as such term is hereinafter defined), manufacture and distribute, and (b) sublicense assembly or manufacturing of, a commercial version of the Technology (the "Axion Battery"), and C&T is willing to grant to Axion such licenses on the terms and conditions set forth in this Agreement;

AND WHEREAS, Axion desires to engage C&T to perform additional research and development work in order to develop enhancements and refinements to the Technology (the "Enhancements"), and collaborate with Axion in the development and Technical Commercialization of the Axion Battery, incorporating enhanced versions of C&T's Technology Intellectual Property and lab prototypes, and C&T is willing to perform such development services, and grant to Axion additional licenses to use the Enhancements, on the terms and conditions set forth in this Development Agreement;

AND WHEREAS, C&T has developed and, under the Development Effort, will be developing know-how, tools, techniques, processes and methods to support Technical Commercialization of the Base C&T Technology and the Enhancements and Axion desires to obtain such Technical Commercialization Know-How from C&T by way of technology transfer and C&T is willing to engage in such technology transfer on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, the parties agree as follows:

1. **DEFINITIONS.**

As used in this Agreement, including the recitals and definitions:

1.1 **"Affiliate"** of a party means any entity directly or indirectly controlling, controlled by, or under common control with such party, where "control" means (a) ownership of more than fifty percent (50%) of the equity or beneficial interests of such entity or party, or (b) , actual control of the day-to-day operations of such entity or party.

1.2 "**Application Areas**" has the meaning set out in Schedule A.

1.3 "**Axion Battery**" means a Business Commercialized version of the Technology.

1.4 **"Axion Documentation"** means the Documentation accompanying or pertaining to the Axion Know-How developed by or on behalf of Axion.

1.5 **"Axion Know-How"** means the know-how, trade secrets, applications, processes, techniques and methods Developed by or on behalf of Axion.

1.6 **"Axion Project Manager"** has the meaning set out in Section 4.1(d)

1.7 deleted .

1.8 **"Base C&T Technology"** means the Technology, as existing as of the Effective Date, any existing Derivatives thereof and, for more certainty, the Technology, which is currently in the laboratory stage and which contains all of the base elements for future Technical Commercialization.

1.9 **"Beta End Date"** means completion of the key milestone of the initial Project Plan when the Technology is Commercializable.

1.10 **"Beta Testing"** means a process by which a testing party identifies problems with a particular product by confirming or validating that it works in accordance with the applicable Specifications (which specifications are to be agreed upon within sixty (60) days of this Agreement) as it was intended in situations appropriate to its targeted operating environment..

1.11 **"Business Commercialization"** means the efforts of Axion in such areas as marketing, contractual negotiations, sales and production, to bring the Technology to the marketplace.

1.12 **"C&T Documentation"** means the Documentation accompanying or pertaining to the Base C&T Technology, the Enhancements, and the Technical Commercialization Know-how.

1.13 "**C&T Key Scientists**" means those scientists whose names and details are set out on Schedule E.

1.14 "**C&T Know-How**" means all proprietary inventions, technology, trade secrets, research notes, records and test results, all primary and secondary reference materials, including those authored by third parties, in all forms, including in electronic format, and any physical, chemical or biological material, or other information, owned or acquired with right to sublicense by C&T or any Affiliate of C&T, which, , are necessary or useful to Axion in the development, formulation, manufacture, use or sale of the Axion Battery.

1.15 "**C&T Patent Rights**" mean the rights under patents and patent applications, both foreign and domestic, which cover hybrid lead-carbon battery/capacitor technology, its manufacture, formulation or use, including intermediates for the manufacture or use thereof, (b) are based on an invention made at any time and (c) are owned by or licensed to C&T or any C&T Affiliate with the right to sublicense. A list of C&T Patent Rights as of the Effective Date is set out on Schedule F.

1.16 **"C&T Project Manager"** has the meaning set out in Subsection 4.1(c).

1.17 **"C&T Trade-marks"** means the trade-names, trade-marks, trade dress, brands, designs, graphics, logos and other commercial symbols and other indicia of origin whether registered or not and any goodwill associated therewith owned or licensed by C&T.

1.18 **"Commercializable"** means, with respect to the Technology, when Axion has the know-how to produce "Evaluation Batteries" that produce good beta-test results and stable characteristics without any exceptional performance defect or requirement for maintenance; and said Evaluation Batteries consist of components which have been made via bulk-reproducible formulations, sources, processes and technologies; and said formulations, sources, processes and technologies produce consistent results; and all salient aspects of said formulations, sources, processes and technologies can be identified in terms of quantification, qualification and procedure.

1.19 **"Confidential Information"** means confidential, secret or proprietary information of a party, including data, technical information (including systems, processes, plans and procedures), software (including source code, executable code and related Documentation), financial and business information (including pricing and business plans), relationships and agreements (including this Agreement) and information related to suppliers, licensors, licensees, customers or prospective customers, whether in oral, written, graphic, electronic or other form.

1.20 **"Deliverable"** means each item (listed as such in the Project Plan) to be provided by C&T to Axion hereunder.

1.21 **"Derivatives"** means, with respect to any Technology Intellectual Property or Documentation(collectively, "Base Work"), any and all tangible information, documents and other materials, in any medium, format, use, or form (whether now known or later discovered), that are based upon or derived from such Base Work or that use or incorporate such Base Work or any part or aspect thereof, including (a) any enhanced, modified, revised, updated, or upgraded version thereof; (b) any revision, or other form in which the same may be recast, transformed, or adapted; and (c) any improvement thereon, all of which is prepared exclusively by C & T based on a separate remuneration to be agreed upon by the parties hereto.

1.22 **"Development Effort"** has the meaning set out in Section 4.1.

1.23 "**Development**" means any research, modification, addition, adjustment or improvement which does not alter the Base C & T Technology.

1.24 **"Development Effort"** has the meaning set out in Section 4.1.

1.25 **"Development Period"** has the meaning set out in Section 4.6.

1.26 **"Documentation"** means all technical documentation (whether written or in electronic form) for the applicable Technology Intellectual Property. Such Documentation may include any and all flowcharts, descriptions, procedures for maintenance and modification, testing data and similar material relating to the design, structure and implementation of the Technology.

1.27 **"Enhancements"** means the enhancements and refinements to the Base C&T Technology developed by C&T under this Agreement, including, any Derivatives of the Enhancements furnished to Axion by C&T.

1.28 **"Evaluation Batteries"** means small, multi-cell batteries which are predominantly used for comparative individual and statistical testing of new formulations of the Technology; are not built in a commercial size or form factor, but which are large enough to show the interplay between cells, yet small enough to be cycled relatively quickly and in bulk; are manufacturable via commercial techniques in moderate batch quantities, within C&T's current R&D facilities; are designed for easy manual or machine assembly, and for the use of testing probes, and for dissection; and are usable, via external wiring and grouping, as a reasonable analog of commercial-sized forms of the Technology;.

1.29 **"Error"** means a failure of the Base C&T Technology, or the Enhancements or the Technical Commercialization Know-how, as applicable, to (a) conform to the Specifications in all material respects, (b) operate in accordance with the C&T Documentation in all material respects, or (c) provide consistent results.

1.30 **"Intellectual Property Rights"** means all current and future world-wide patents, other patent rights, copyrights, trade secrets, trade-marks, trade names, service marks (in applicable jurisdictions), moral rights and all other intellectual property rights, including all applications and registrations with respect thereto

1.31 **"Lab Support Amount"** means an amount, calculated in respect of a monthly period, based on a budget, mutually agreed to by the parties; the initial such mutually agreed budget being attached as Schedule **K**.

1.32 **"Liquidity Event"** means the conversion of Axion into a company with shares publicly traded on a major North American securities exchange.

1.33 **"Project Plan"** means the written plan for the Development Effort, including a list of all Deliverables and the Specifications, and a schedule for delivery of such Deliverables, developed and approved by the parties pursuant to this Agreement, which initially consists of the initial plan to be set out in Schedule C, as the same may be jointly agreed to in writing by the parties no later than twenty one (21) days from the date hereof, (with time to be of the essence), as the same may be jointly updated or revised in writing by the parties from time to time, and any subsequent additional plans, as the same may be jointly agreed to in writing by the parties

    1.34 **"Shareholders' Agreement"** means that certain shareholders' agreement, initially made as of the Effective Date, among all the current shareholders of Axion.

    1.35 **"Technical Commercialization"** means the process of development of Base C & T Technology, such that the production of the Axion Battery may be automated, industrialized or further adapted to various applications, including, but not limited to, mass production..

    1.36 **"Technical Commercialization Know-how"** means the Technology Intellectual Property, and all tools, techniques, methods and processes developed and to be developed by C&T, to support Technical Commercialization of the Base C&T Technology and the Enhancements.

    1.37 **"Technology"** means a hybrid lead-carbon battery/capacitor technology developed by C&T and limited to certain Application Areas all as more particularly described in Schedule A.

    1.38 **"Technology Intellectual Property"** means patents issued, pending and planned, world-wide, current and future, which relate to the Technology, and which are owned or controlled by C&T, together with unpublished trade secrets and product-specific know-how related to the performance, production techniques, and variant possibilities of the Technology, and trade secrets and such proprietary know-how information relating to the design and manufacturing of the Technology.

    1.39 **"Specifications"** means the written specifications for the Base C&T Technology provided by C&T to Axion and the written specifications for the Deliverables and the Enhancements developed and approved by the parties pursuant to this Agreement, including the initial approved specifications set out in Schedule C, attached to this Agreement, as the same may be jointly updated or revised by the parties in writing from time to time.

2. **GRANT OF RIGHTS, TECHNOLOGY TRANSFER**

    2.1 **LICENSE GRANT.** C&T hereby grants to Axion a sole and exclusive, irrevocable, perpetual (subject to termination in circumstances specified herein), worldwide license to the Technology, (including under the C&T Patent Rights and the C&T Know-How) for the development, manufacture, use, distribution, offer for sale, and sale (directly to end-users, or through distributors), of the Axion Battery.

    2.2 **AXION SUBLICENSES.** C&T hereby grants to Axion the right to grant sublicenses to third parties, including Axion's Affiliates, for the manufacturing or assembly of the Axion Battery, with the approval of C&T, which approval shall not be unreasonably withheld or delayed, provided that sub-licensees are bound by those restrictions concerning trade secrecy, reverse engineering, and no further sub-licensing, as set out on Schedule G. Axion assumes full responsibility for the performance of all obligations so imposed on such sublicensee and will itself pay and account to C&T for all royalties due under this Agreement by reason of the operations of any such sublicensee.

    2.3 **AXION RIGHT OF FIRST REFUSAL**. (a) In respect of any new technology which C&T has developed, and in respect of any application area which C&T has outside Axion's existing Application Area, C&T shall inform Axion on an ongoing basis, of developments concerning potential licensing, sale or rights transfer, so as to ensure that Axion is able to exercise its right of first refusal; (b): C&T shall notify Axion in writing, and Axion has a 30-day right of first refusal on any bona fide arms' length commercial terms third party (i) licensing arrangement or (ii) offer for effective sale or (iii) transfer of rights to any such technology. (b) Once Axion has advised C&T that Axion is committed to a Liquidity Event within a *six month* time-frame, any such technology cannot be made available by C&T to any third parties.

    2.4 **C&T SUBLICENSES.** The parties agree that the license granted to Axion in Section 2.1 includes any future technology which C&T may acquire by license, with the right to sublicense, which is relevant to the activities defined in Section 2.1. In the event C&T obtains under license from a third party technology, the subject matter of which falls under the license granted herein, C&T shall promptly advise Axion of such license and such technology shall automatically be sublicensed to Axion hereunder without further consideration to C&T.

2.5   DISCLOSURE AND TRANSFER OF C&T KNOW-HOW. Following the Effective Date, C&T shall make available to and shall transfer to Axion, in a full and uninhibited manner, and on an ongoing basis, the Base C & T Technology and all C&T Know-How. Without limitation, C&T shall cause all C&T Know-How to be put into form (such as written descriptions, charts, diagrams, etc.) and deliver same to Axion, and C&T shall also cause the C&T Key Scientists to meet with Axion personnel, no less frequently than weekly, to effect this technology transfer on an ongoing basis. Axion shall have such disclosure and meetings conducted so as to not unduly detract from the work of the C&T personnel.

 (a) For greater clarity, within twenty one (21) days of the date hereof, the parties hereto shall jointly agree upon a schedule (the "Schedule") of disclosure and transfer of the Base C & T Technology and C & T Know-How, which schedule must be completed by the Beta End Date. C & T's consideration, payable by Axion, for performance of the Schedule is described in paragraph 3.1 hereto.

(b) In conjunction with the transfer of the Base C & T Technology and C & T Know-How, the Schedule shall incorporate all of the aspects of the Project Plan and the Technical Commercialization, and C & T's consideration, payable by Axion, for such Technical Commercialization is described in paragraph 4.2 hereto.

3.   COMPENSATION FOR LICENSE GRANT, TECHNOLOGY TRANSFER

3.1   LICENSE FEE In consideration for the grant of license, the transfer of technology and the other rights set out in Section 2, Axion shall pay to C&T license fees as follows:

(a) Cash consideration: A one-time license fee, paid by Axion to C&T, in the total amount of ONE MILLION FIVE HUNDRED and NINETY FOUR THOUSAND US DOLLARS (US $1,594,000.00), shall be payable in accordance with the following schedule:

i)   US$1,000,000.00 upon the Beta End Date;

ii)

iii)   Equal monthly payments for the balance of the US$594,000.00, payable on the first day of each month, commencing on November 1, 2003 and ending on the Beta End Date, in accordance with the agreed upon Project Plan and Schedule.

iv)

(b) Share consideration: Axion shall issue to C&T common shares in Axion as of the Effective Date so as to give C&T 12.5% of the common shares in Axion, in accordance with and subject to the execution by C&T of the Shareholders' Agreement (which Shareholders' Agreement contains, among other provisions, certain anti-dilution protection for C&T, and certain rights of C&T to acquire an additional 12.5% of the common shares in Axion in the event of a Liquidity Event, all as therein outlined) .

3.2   ROYALTY PAYMENTS

Royalty on Sales of Axion Battery. Axion shall pay to C&T a royalty payment for each Axion Battery, or any other application utilizing the Technology in any manner whatsoever, sold by Axion, its Affiliates or sublicensees (the "Royalty") according to the following rates:

i)   A "Base Royalty Rate" of 3.75% of the gross revenue actually received by Axion on each Axion Battery sold by Axion, its Affiliates or sublicensees.

(a)   Sublicense. In the event Axion sublicenses its right to assemble or manufacture the Axion Battery, such sublicenses shall include an obligation for the sublicensee to account for and report its sales of such Axion Battery on the same basis as if such sales were sales of Axion Batteries by Axion, and Axion shall pay the applicable Royalty to C&T.

(b)   Payments and Records. Payments and records in respect of Royalty payments shall be made as provided for under Section 8 of this Agreement.

4.   DEVELOPMENT, DELIVERY, TESTING AND ACCEPTANCE

4.1   DEVELOPMENT EFFORT – INITIAL PHASE

(a)   General. In a collaborative development program, C&T and Axion will together follow the most expeditious path to achieve Technical Commercialization of the Axion Battery, with both parties playing a significant role in the execution of development activities, and in accordance with the principles of lab operations, all as described in Schedule D. To that end, the parties will undertake the Technical Commercialization and development project, outlined in the initial Project Plan that has been agreed to by the parties and is set out on Schedule C. C&T, in cooperation with Axion, will develop the Deliverables and the Enhancements in accordance with the Specifications and deliver same to Axion in accordance with the schedule in the Project Plan (the "Development Effort").

(b)   Development. The Development Effort will be undertaken in multiple phases, each phase of which, when agreed to by the parties, is to be to be set out in a Project Plan and attached to this Agreement.

(c)   C&T's Responsibilities under the Development Effort. C&T will: (i) dedicate sufficient qualified and trained personnel (but including, in any event, each of those C&T Key Scientists identified on Schedule E) to develop and deliver the Deliverables and the Enhancements to Axion in accordance with the schedule in the Project Plan; and (ii), appoint a chief scientist or engineer, operating at a Vice-President level, and who shall be, initially, Pavel Shmatko as the project manager (the "C&T Project Manager") who will be responsible for managing the execution of the Project Plan in complete coordination with Axion Project Manager; (iii) maintain a detailed log of all work being done in connection with the Development Effort; and (iv) do all things necessary to perform the work to be done by C&T as set out on Schedules C and D.

(d)   Axion's Responsibilities under the Development Effort. Axion will: (i) dedicate sufficient qualified and trained personnel to work with C&T as set forth in the Project Plan and as otherwise reasonably necessary to perform the required development work; (ii), appoint a chief scientist or engineer, operating at a Vice-President level, and who shall be, initially, Konstantin Rodionov as the project manager (the "Axion Project Manager") who will be responsible for managing the execution of the Project Plan in complete coordination with the C&T Project Manager; (iii) until the Beta End Date, supply at no charge to C&T working space and facilities, after which time C & T may, at its sole and absolute discretion, relocate to other working spaces and/or facilities; and (iv) do all things necessary to perform the work to be done by Axion as set out on Schedules C and D.

(e)   Primary Contacts. The C&T Project Manager and the Axion Project Manager will serve as the primary contact for his respective party with respect to the Development Effort. The C&T Project Manager shall co-ordinate with the Axion Project Manager the delivery of the Deliverables and the Enhancements in accordance with the Project Plan. The C&T Project Manager and the Axion Project Manager shall meet no less frequently than weekly (or more frequently as may reasonably be requested by either party in writing) to discuss, among other things, the status of the Deliverables.

(f)   Delay of Deliverables. If the development of any Deliverable is or may be delayed, C&T will promptly notify Axion and provide to Axion a revised estimate of the date such Deliverable may be completed and delivered to Axion.

(g)   Conway Arbitrates. In the event that there is a dispute as to whether agreed upon Deliverables, and/or milestones or definable objectives, have been achieved, then the matter is to be arbitrated by Dr. Conway

4.2   DEVELOPMENT FEES – INITIAL PHASE. During the period of Technical Commercialization and until Beta End Date, C & T shall devote all of its time and attention to the success of the Technical Commercialization and Axion shall pay C &T's budget as provided in Schedule D.

4.3   ACCEPTANCE OF DELIVERABLES. Each Deliverable will be evaluated for its completeness and/or tested by Axion using appropriate acceptance criteria or test procedures prepared by Axion, and agreed to by C&T acting reasonably, for a period of twenty (20) days after receipt of such Deliverable with its associated Documentation from C&T to verify conformance of the Deliverable to the applicable Specifications and C&T Documentation. In lieu of or as part of the foregoing acceptance test, Axion may observe the aforementioned acceptance tests to be conducted by C&T at C&T's facility. In the event that such acceptance test establishes that a particular Deliverable does not conform with the applicable Specifications or C&T Documentation, Axion shall deliver to C&T a written deficiency report within five (5) days after the end of the test period, in detail reasonably sufficient to provide C&T with an opportunity to identify the non-conformance and C&T shall undertake efforts to promptly correct or modify such Deliverable and deliver the corrected or modified Deliverable to Axion for re-testing in accordance with the foregoing procedure. If Axion does not deliver to C&T a written deficiency report within five (5) days after the end of the test period for the applicable Deliverable or the corrected or modified Deliverable, Axion shall be deemed to have accepted such Deliverable and such acceptance of the Deliverable shall constitute acceptance of the applicable Enhancements.

4.4   DEVELOPMENT EFFORT – SECOND PHASE. The parties will work together prior to the Beta End Date to identify additional research and development objectives, with new mutually agreed upon targets and definable objectives, together with a new funding schedule, for the second phase of the development effort, which second phase is to take place after the Beta End Date.

4.5   AUTOMATIC LICENSE OF ENHANCEMENTS. For greater certainty, the parties confirm that: (a) all Enhancements and Deliverables are, on their creation, automatically licensed to Axion under the license provisions of Section 2; and (b) the termination of the Development Effort shall have no effect on the irrevocable and exclusive license and rights granted under Section 2.

4.6   TERM AND TERMINATION OF DEVELOPMENT EFFORT. The term of the initial Project Plan shall commence on the Effective Date and will continue in effect until the work described in the Project Plan is completed and the final Deliverable in the Project Plan has been accepted by Axion (the "Development Period"), or on March 31, 2005, whichever first occurs. The term of the Development Effort may be extended by the mutual agreement of the parties.

4.7   RESEARCH AND DEVELOPMENT SUPPORT. Prior to the Beta End Date C & T shall provide research and development support services to Axion with respect to the Technology and these support services shall be provided at no further cost to Axion. In the event of termination of the Development Effort or following the Beta End Date, C&T will continue to make such research and development services available to Axion for commercially reasonable fees.

4.8   ADDITIONAL SERVICES AND NEW PROJECTS. C&T and Axion may agree from time to time in writing that, after the Beta End Date, C&T will provide additional development services or new projects. Such additional development services or new projects shall be performed in accordance with a statement of work to be entered into between the parties which shall specify, among other things, the specifications for the additional development services or new project and/or the deliverables of such additional development services or new projects, the schedule for the performance of the additional development services or new project, and the pricing or cost allocation between the parties for such additional development services or new project.

5.   PATENT FUND.

Axion will provide, as mutually agreed that, and when, it is needed, up to US$1,000,000.00, to go into a separate account. Upon joint approval by both parties, such approval not to be unreasonably withheld, these funds are to be used in support of C&T's filing and acquisition of patents related to the Technology licensed or licensable by Axion, or, for example, to acquire the Exin/Esna patents. However, if Axion cannot use the technology, then it can refuse to fund the patents.

6.   INTELLECTUAL PROPERTY RIGHTS

6.1   PROSECUTION OF PATENTS. C&T Patents shall be prosecuted (including the handling of interferences) and maintained by C&T. C&T shall furnish Axion with copies of draft submissions to the relevant patent authorities and will consider Axion's comments. If Axion does not provide C&T with comments within thirty (30) days of receipt of a draft, C&T shall be free to proceed with its submission or other contemplated action. Further, C&T shall always be entitled to proceed with any submission or other contemplated action if it determines time is of the essence, provided that C&T makes reasonable efforts to inform Axion as early as practicable and to consider its comments where possible. In the event that C&T elects not to maintain any issued patent within the C&T Patents or not to file any patent term extensions to the C&T Patents which Axion believes are appropriate to obtain an extended period of market exclusivity for the Axion Battery, Axion shall have the right to elect to have C&T or its licensors maintain such patents or file for such patent term extensions.

6.2   INFRINGEMENT OF PATENTS BY THIRD PARTIES

(a) **Notification**. Each party shall promptly notify the other in writing of any alleged or threatened infringement of the C&T Patent Rights of which it becomes aware.

(b) **C&T Patent Rights**. C&T shall have the right, but not the obligation, to bring, at C&T's expense and in its sole control, an appropriate action against any person or entity infringing a C&T Patent Right directly or contributorily. If C&T does not bring such action within thirty (30) days of notification thereof to or by Axion, Axion shall have the right, but not the obligation, to bring, using the Patent Fund monies, and in Axion's sole control, such appropriate action. The party not bringing an action under this paragraph (b) shall be entitled to separate representation in such matter by counsel of its own choice and at its own expense, but such party shall cooperate fully with the party bringing such action.

6.3   AXION'S OWNERSHIP RIGHTS. As between Axion and C&T, Axion retains all right title and interest (including all Intellectual Property Rights) in and to the Axion Know-How made by or on behalf of Axion. In the event that C&T acquires any right title or interest (including any Intellectual Property Rights) in or to the Axion Know-How made by or on behalf of Axion during the term of this Agreement or as a result of the services performed under this Agreement, C&T hereby irrevocably assigns to Axion, all such right title or interest, (including all Intellectual Property Rights) in and to the Axion Know-How. Without limiting the generality of the foregoing, (a) C&T shall not disclose Axion Know-How to any third party without the express prior written approval of Axion; and (b) Axion retains all right, title and interest (including all Intellectual Property Rights) in and to Axion's business plan

6.4   USE OF AXION TRADE-MARKS. C&T will not use any Axion trade-marks, service marks, trade names, or logos in any advertising, brochures, or promotional materials without Axion's prior written approval.

7.   OTHER OBLIGATIONS OF THE PARTIES

7.1   JOINT RESPONSIBILITIES

(a) **Cooperation concerning accounting and document review.** C&T and Axion shall, from the Effective Date forward, each provide to the other party full and uninhibited access to all accounting, corporate records and documents.

(b) **Workplace Rules.** Each party will cause its personnel to co-operate fully with the working hours, working rules and non-discrimination, and safety and security policies established by the other party and all applicable laws when such personnel are on other party's premises.

(c) **Compliance with Applicable Laws.** Each party in the course of exercising its rights and performing its obligations under this Agreement shall comply with all applicable federal, provincial, state and municipal laws, regulations, by-laws, orders, rulings and ordinances, including without limitation consumer protection and trade practices laws and export control laws.

(d) Adverse Activities. Neither party shall engage in any deceptive, unfair or unethical trade practices with respect to the Base C&T Technology, the Enhancements or the Axion Know-How nor make any false or misleading representations about the other party or the products or services of the other party.

7.2   DELIVERY OF DUE DILIGENCE INFORMATION. Within two weeks of the Effective Date, C&T will deliver to Axion all the information and documentation requested in the Due Diligence Request List, as set out on Schedule I and Axion shall deliver a reciprocal set of information and documentation to C & T, as regards Axion and any other related entity.

7.3   AXION RESPONSIBILITY FOR BUSINESS COMMERCIALIZATION. In addition to the work that is to be performed by Axion as outlined in Section IV of Schedule D, Axion shall be responsible, on an ongoing basis, for Business Commercialization. It is Axion's obligation to make reasonable efforts to have the funding necessary to comply with the terms of this Agreement and to have a Liquidity Event or commercial sales of the Axion Battery commence no later than six (6) months after the Beta End Date.

8.   PAYMENTS; RECORDS;

8.1   PAYMENT; REPORT. All amounts payable under this Agreement shall be paid in U.S. dollars. Each payment of royalties owing to C&T shall be paid within 30 days of the end of each calendar quarter or as otherwise specifically provided herein, and shall be accompanied by a statement, on a country-by-country basis, of the amount of gross sales, an itemized calculation showing any adjustments during such quarter, the amount of aggregate worldwide gross sales, during such quarter and on a cumulative basis for the current year, and the amount of Royalty or other payments due on such sales.

8.2   EXCHANGE RATE; MANNER AND PLACE OF PAYMENT. For purposes of computing payments due hereunder from time to time in U.S. Dollars, the sales of Axion Batteries in countries other than the United States shall be converted into U.S. Dollars, using the average monthly rate of exchange at the time for such currencies as retrieved from the Reuters System. Notwithstanding the foregoing, if by reason of any restrictive exchange laws or regulations, Axion shall be unable to convert to U.S. Dollars the amount, determined as above, equivalent to the amount due by Axion hereunder, then Axion shall so notify C&T promptly and provide an explanation of the circumstances. In such event, Axion shall make all such payments or the balance thereof due hereunder and which is not paid in foreign currency as provided below, in U.S. Dollars as soon as reasonably possible after and to the extent that such restrictive exchange laws or regulations are lifted so as to permit Axion to pay amounts due hereunder in U.S. Dollars. Axion shall promptly notify C&T if such restrictions are so lifted. At its option C&T shall meanwhile have the right to request the payment (to it or to its nominee), and, upon request, Axion shall pay or cause to be paid amounts due (or such portions thereof as are specified by C&T) in the currency of any other country designated by C&T and legally available to Axion under the then- existing laws of regulations. Any payments shall be payable to C&T by wire transfer at such bank in Ontario as C&T shall specify from time to time. Not less than one (1) business day prior to such wire transfer, the remitting party shall fax the receiving party advising it of the amount and of the payment to be made

8.3   RECORDS AND AUDIT. Axion shall keep, and shall cause its Affiliates and sublicensees to keep, complete and accurate records pertaining to the sale or other disposition of Axion Batteries and of the Royalty and other amounts payable under this Agreement in sufficient detail to permit C&T to confirm the accuracy of all payments due hereunder. At C&T's request, Axion will cause its independent certified public accountants to prepare abstracts of Axion's relevant business records for review by C&T's independent certified public accountants. If, based on a review of such abstracts, C&T reasonably believes that a full audit of said business records would be necessary for the confirmation of the accuracy of all payments due hereunder, C&T's independent certified public accountants shall have full access to review all work papers and supporting documents pertinent to such abstracts, and shall have the right to discuss such documentation with Axion's independent certified public accountants. Such audit rights may be exercised no more often than once a year, within three (3) years after the payment period to which such records relate, upon notice to Axion and during normal business hours. C&T will bear the full cost of such audit unless such audit discloses an underpayment of more than five percent (5%) from the amount of royalties due. Axion shall promptly make up any underpayment. The terms of this Section 8.3 shall survive any termination or expiration of this Agreement for a period of three (3) year

8.4   WITHHOLDING TAXES. Any and all taxes levied on account of royalty payments paid or owed from a country in which provision is made in the law or by regulation for withholding will be deducted from royalty payments made to C&T hereunder. Axion shall cooperate with C&T to claim exemption from such deductions or withholdings under any double taxation or similar agreement in force from time to time. In addition, Axion shall cooperate with C&T in all proper respects to minimize any taxes on royalties hereunder. If Axion makes any payment without reduction for withholding and it later transpires that an amount of tax should have been withheld on such royalty payment ("underwithheld tax"), Axion shall be entitled to recover the underwithheld tax by an additional withholding from any payment due to C&T under this Agreement. Similarly, if Axion withholds an amount of tax which is later determined to have not been due, Axion shall reimburse C&T for such over withheld amounts.

9.   WARRANTIES

9.1   C&T WARRANTIES. C&T represents and warrants to Axion as follows, and confirms that Axion is relying upon the accuracy of each of such representations and warranties in connection with the transactions contemplated by this Agreement:

(a)   Corporate Power. C&T is duly organized and validly existing under the laws of Ontario, has full power and authority to enter into this Agreement, and to carry out its obligations under this Agreement.

(b)   No violation. The execution and delivery of this Agreement by C&T and the performance by C&T of its obligations under this Agreement does not violate any agreement, instrument or understanding, oral or written, to which C&T is a party or by which C&T is otherwise bound, nor violate any law, regulation or ruling of any court, governmental body or administrative or other agency having authority over it.

(c)   Binding Agreement. When executed and delivered by C&T, this Agreement will constitute a legal, valid and binding obligation of C&T, enforceable against C&T in accordance with its terms.

(d)   No infringement. As of the Effective Date, the Base C&T Technology, the Technical Commercialization Know-how, the C&T Documentation, the Deliverables and the Enhancements, do not violate or infringe any issued patent, trade secret, copyright, trade-mark, or other such proprietary right of any third party.

(e)   No claims. As of the Effective Date, there are no claims in progress, pending or threatened asserting that the Base C&T Technology, the Technical Commercialization Know-how, the C&T Documentation, the Deliverables and the Enhancements, violates or infringes any patent, trade secret, copyright, trade-mark or other such proprietary right of any third party.

(f)   Key Scientists. Schedule E contains a complete list of the names, ages, salaries, academic credentials, immigration status, employment authorization to date and other relevant details of all of the scientists currently working for C&T in its Ontario premises. The scientists listed on Schedule E are the only individuals whose expertise is required to accomplish the technology transfer and Development Effort contemplated by this Agreement. Each of the C&T Key Scientists have signed binding employment, non-compete and confidentiality agreements with C&T, and that these agreements confirm their commitment to remain in Toronto working for C&T until the Beta End Date. None of the C&T Key Scientists are bound or affected by any prior employment, non-disclosure or non-compete agreements, or any immigration, visa or other matters (with the exception of the provisions of the *Immigration and Refugee Protection Act*, as amended from time to time, and the regulations thereto) that could interfere with their right and ability to accomplish the technology transfer and Development Effort contemplated by this Agreement, or that could affect the C&T Patent Rights.

(g)   Title to the C&T Patent Rights and C&T Background Technology. C&T has good and valid title to, and the exclusive right to, the C&T Patent Rights and the Base C&T Technology, free and clear of any encumbrances. C&T has not granted to any other person or entity any license or other rights to the C&T Patent Rights and the Base C&T Technology, and without limiting the generality of the Liquidity Event merger provisions of Section 12, the C&T Patent Rights and the Base C&T Technology would be part of the assets of a merged entity.

(h)   Base C&T Technology Commercializable. Upon completion of the Development Effort – Initial Phase, as described in this Agreement, the Technology will be Commercializable.

(i)   C&T Documentation and C&T Know-how available. Subject to the Schedule and the Project Plan, the C&T Documentation and C&T Know-how, including all personal and corporate laboratory notebooks, reports, test method specifications, and the like, are available and can be duplicated and provided to Axion within two weeks of the Effective Date as part of the technology transfer process.

(j)   Safety Data. C&T has informed Axion about all significant known information in its possession or control concerning side effects, injury and toxicity with respect to the use of the Technology.

(k)   Patent Matters. As of the Effective Date, C&T has no knowledge of the existence of any patent owned or controlled by a Third Party (other than the Exin patents) which covers the Technology that would prevent Axion from making, using, selling or sub-licensing such Technology. As of the Effective Date, C&T is not in possession of information that would render invalid and/or unenforceable claims directed specifically to the Technology.

(l)   Employee Inventions. All discoveries, designs, research materials, and all other information which is proprietary in nature and relating to the Technology, resulting from the efforts and or knowledge or expertise of any employee, contractor, agent or principal of C&T, is, as of the Effective Date, the sole and exclusive property of C&T. Attached hereto as Schedule J are true copies of all agreements entered into between C&T and its employees, contractors and all other parties, which agreements provide that all discoveries, designs, research materials, and all other information which is proprietary in nature remain the property of C&T. C&T further warrants, represents and covenants that it shall ensure that all discoveries, designs, research materials, and all other information which is proprietary in nature and relating to the Technology, resulting from the efforts and or knowledge or expertise of any employee, contractor, agent or principal of C&T, is and will continue to be the sole and exclusive property of C&T and that this will continue to be given effect in writing with such parties.

(m) No Other Agreements. Save and except for the Taylor matter, as disclosed to Axion, no person has any agreement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, option or commitment, for the licensing or acquisition of any interest in the Base C & T Technology or any derivatives thereof, or for the acquisition of shares or assets of C&T.

9.2   AXION WARRANTIES. Axion represents and warrants to C&T as follows, and confirms that C&T is relying upon the accuracy of each of such representations and warranties in connection with the transactions contemplated by this Agreement:

(a)   Corporate Power. Axion is duly organized and validly existing under the laws of Ontario, has full power and authority to enter into this Agreement, and to carry out its obligations under this Agreement.

(b)   No violation. Save and except for the Taylor matter, as disclosed to C&T, the execution and delivery of this Agreement by Axion and the performance by Axion of its obligations under this Agreement does not violate any agreement, instrument or understanding, oral or written, to which Axion is a party or by which Axion is otherwise bound, nor violate any law, regulation or ruling of any court, governmental body or administrative or other agency having authority over it.

(c)   Binding Agreement. When executed and delivered by Axion, this Agreement will constitute a legal, valid and binding obligation of Axion, enforceable against Axion in accordance with its terms.

(d)   Axion Documentation. Subject to the Schedule and the Project Plan, all of Axion's and any related entity's documentation, including personal and corporate notebooks, reports, agreements, financial statements and the like are available and can be duplicated and provided to C & T within two weeks of the Effective Date.

(e) No Other Agreements. No person has any agreement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, option or commitment, for the licensing or acquisition of any interest in the licenses granted to Axion hereunder.

(f) Non-Disclosure / Non-Competition. Due to the sensitive and proprietary nature of the Base C & T Technology and C & T Know-How, Axion shall enter into non-disclosure and non-competition agreements, subject to approval and review by C & T, such approval not to be unreasonably withheld or delayed, with each and every one of its management and employees.

9.3 TRUTH OF REPRESENTATIONS, WARRANTIES AND COVENANTS. Both parties represent that the representations, warranties and covenants contained in this Agreement or in any Schedule hereto or in any certificate or other documents delivered or given pursuant to this Agreement shall be true and correct as of the Effective Date with the same force and effect as if such representations, warranties and covenants had been made on and as of such date. Before, on or after the Effective Date, the parties shall provide to the other such evidence as may be reasonably required as to the truth of such representations, warranties and covenants, provided however, that the receipt of such evidence and the completion of this Agreement shall not constitute a waiver of any of the said representations, warranties and covenants, all of which shall survive the Effective Date of this Agreement and shall be of full force and effect.

9.4 REMEDIAL WARRANTIES. If within ten (10) days after the delivery of a Deliverable, or Enhancement by C&T to Axion under this Agreement, Axion identifies and reports to C&T an Error or C&T otherwise becomes aware of any such Error, C&T will, at its own expense and at no charge, use best efforts to correct such Error. C&T shall not be responsible to correct such Error if the Error is caused by Axion.

10. LIABILITY LIMITATIONS

10.1 Consequential Damages. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY, ITS CUSTOMERS OR ANY THIRD PARTY FOR ANY SPECIAL, INDIRECT, INCIDENTAL, OR CONSEQUENTIAL DAMAGES, OR LOST PROFITS. HOWEVER, THIS SECTION 10.1 SHALL NOT APPLY TO EXCLUDE DAMAGES THAT A COURT OF COMPETENT JURISDICTION FINALLY AWARDS TO A THIRD PARTY AGAINST EITHER PARTY WHERE SUCH DAMAGES ARE WITHIN THE SCOPE OF THE INDEMNITIES IN SECTIONS 11.2, 11.3 OR 11.4.

10.2 Limit of Liability. EXCEPT AS PROVIDED IN SECTIONS 11.2 AND 11.4 EACH PARTY AGREES THAT THE OTHER PARTY'S TOTAL AGGREGATE LIABILITY FROM ALL CLAIMS ARISING IN ANY MANNER UNDER OR IN CONNECTION WITH THIS AGREEMENT SHALL NOT EXCEED THE TOTAL AMOUNT OF THE LICENSE FEES AND DEVELOPMENT FEES PAID BY AXION TO C&T UNDER THIS AGREEMENT.

11. INDEMNIFICATION

11.1 GENERAL INDEMNITY. Each party will indemnify and hold the other party, its Affiliates, and their respective officers, directors and employees harmless from all damages, liabilities, losses, costs, and expenses (including the reasonable fees and expenses of lawyers, consultants, and expert witnesses) arising out of or connected with any personal injury or property damage to the extent such injury and/or damage results from the negligence or willful misconduct of the first party or its employees, agents or contractors. Neither party will consent to any judgment, attachment of any lien or any other act adverse to the interest of the other party in connection with any such claim without the express written consent of the other party, which consent shall not be unreasonably withheld or delayed

11.2 INDEMNIFICATION BY C&T. C&T hereby agrees to indemnify, hold harmless and defend Axion against any and all expenses, costs of defense (including the reasonable fees and expenses of lawyers, consultants, and expert witnesses, damages, judgments, fines and amounts paid in settlement) and any amounts Axion becomes legally obligated to pay because of any claim or claims against it to the extent that such claim or claims (i) arise out of the breach or alleged breach of any representation or warranty by C&T hereunder, or (ii) are due to the negligence or misconduct of C&T; provided that (a) Axion provides C&T with prompt notice of any such claim and the exclusive ability to defend (with the reasonable cooperation of Axion) and settle any such claim and (b) such indemnities shall not apply to the extent such claims are covered by Axion's indemnity set forth in Section 11.3 below

11.3   INDEMNIFICATION BY AXION. Axion hereby agrees to indemnify, hold harmless and defend C&T against any and all expenses, costs of (including the reasonable fees and expenses of lawyers, consultants, and expert witnesses, damages, judgments, fines and amounts paid in settlement) and any amounts C&T becomes legally obligated to pay because of any claim or claims against it to the extent that such claim or claims (i) arise out of the breach or alleged breach of any representation or warranty by Axion hereunder, or (ii) are due to the negligence or misconduct of Axion; provided that (a) C&T provides Axion with prompt notice of any such claim and the exclusive ability to defend (with the reasonable cooperation of C&T) or settle any such claim and (b) such indemnities shall not apply to the extent such claims are covered by C&T's indemnity set forth in Section 11.2 above.

11.4   INFRINGEMENT INDEMNITY. C&T will indemnify and hold Axion, its Affiliates and their respective officers, directors and employees harmless from all damages, liabilities, losses, costs, and expenses (including the reasonable fees and expenses of lawyers, consultants, and expert witnesses) incurred by Axion, its Affiliates and their respective officers, directors and employees that are attributable to any claim that the Base C&T Technology, the Enhancements, the Technical Commercialization Know-how or the C&T Documentation infringes any third party patent, trade secret, copyright, trade-mark, or other such proprietary right, anywhere in the world, provided that Axion notifies C&T promptly in writing of any such claim of which Axion becomes aware. Axion will permit C&T, upon C&T's written request and at C&T's sole expense, to control and direct the investigation and the defense or settlement of such claim; provided that (a) Axion will provide C&T with such information and assistance as is reasonably requested by C&T in connection with such investigation, defense, or settlement; (b) C&T will keep Axion informed of, and consult with Axion in connection with, the progress of such investigation, defense, or settlement; and (c) C&T will have the right to settle or compromise any such claim.

12.   SPECIAL PROVISIONS

12.1   Liquidity Event Merger.

(a)   In the event of and prior to a Liquidity Event, C&T and Axion will "merge", such that either through an asset acquisition or a share exchange, Axion shall (for no further consideration, other than as provided in 12.1(b)) acquire all C&T technologies, staff contracts and assets, canceling all royalties, non-dilution, etc.

(b) Upon "merger", C&T shareholders will receive an additional 12.5% of Axion shares just prior to the change of status. (By way of example, if prior to the merger, as a result of dilution, C&T held 10% of the shares of Axion, after "merger", C&T shareholders would hold (10 + 12.5=) 22.5% of the shares of Axion.)

(c)   The parties agree that, upon Axion providing written notice to C&T of a Liquidity Event to occur within a reasonable time-frame, both parties will promptly do all acts and things and execute and deliver such further and other papers and documents and pass all resolutions of both the shareholders and Directors and enact such by-laws as may be necessary and desirable or reasonably required by a party hereto to carry out the intent and purpose of and give full effect to this merger.

13.   TERM AND TERMINATION

13.1   Term. The term of this Agreement will begin on the Effective Date and, unless earlier terminated as provided in Section 13, shall be for a perpetual term

13.2   Termination for Axion's Breach. C&T shall have the right to terminate this Agreement and its obligations hereunder on ninety (90) days' written notice to Axion, if Axion fails to pay the License Fees or the Royalty payments due hereunder, and such non-payment has not been remedied at the end of such ninety (90) days, except where provided in this Agreement that a specific remedy is in lieu of such payment. In the event C&T

terminates this Agreement pursuant to this Section 13.2, the licenses granted to Axion under this Agreement shall terminate.

13.3   Termination for C&T's Breach. Axion party shall have the right to terminate this Agreement and its obligations hereunder on ninety (90) days' written notice to C&T, if C&T commits a material breach of this Agreement which is capable of remedy but which has not been remedied at the end of such ninety (90) days, except where provided in this Agreement that a specific remedy is in lieu of any other remedy. In the event Axion terminates this Agreement pursuant to this Section 13.3, all licenses granted to Axion under this Agreement shall survive, subject to Axion's continued obligation to pay Royalties to C&T hereunder.

13.4   Termination Due to C&T Bankruptcy or Insolvency. In the event that C&T makes an assignment for the benefit of its creditors, files or has filed against it a petition under any bankruptcy, insolvency, or similar law, appoints or has appointed against it a trustee or receiver for any of its property or commences or has commenced against it (by resolution or otherwise) the liquidation or winding-up of its affairs, then all rights of C&T to the Technology shall be transferred to Axion, without restriction as to Application Areas, and at no further cost to Axion, and this Agreement shall be terminated.

13.5   Termination Due to Axion Bankruptcy or Insolvency. In the event that Axion makes an assignment for the benefit of its creditors, files or has filed against it a petition under any bankruptcy, insolvency, or similar law, appoints or has appointed against it a trustee or receiver for any of its property or commences or has commenced against it (by resolution or otherwise) the liquidation or winding-up of its affairs, this Agreement shall by terminated and all of Axion's license to the Technology under this Agreement shall be revoked.

13.6   Other Relief. Except as otherwise provided in Section 13, termination of this Agreement shall be without prejudice to any other right, remedy or recourse to which either party may be entitled hereunder

13.7   Survival. Sections of the Agreement that are intended to survive, or that by necessary implication should survive, termination of this Agreement, will continue in full force and effect following termination of the Agreement.

14.   CONFIDENTIALITY; PUBLICITY

14.1   Confidentiality.

(a) Non Disclosure. Each party recognizes that Confidential Information of the other party and its Affiliates used or disclosed in the performance of such party's obligations hereunder is invaluable to the owner of such information. Each party shall, and shall instruct and cause its employees and Affiliates to, hold in confidence any and all Confidential Information of the other party and its Affiliates to which they may have access or which may be disclosed or described to them and to otherwise comply with this Section 14.1. Neither party shall use, or attempt to use, any Confidential Information of the other party or its Affiliates except in the performance of its obligations hereunder. Each party shall exercise at least the same degree of care in safekeeping all Confidential Information of the other party and its Affiliates which may in any manner come into its possession as it exercises with respect to its own Confidential Information, shall disclose or grant access thereto only to those employees having a need to know for the performance by such party of its obligations hereunder, and shall promptly surrender to the other party all written or otherwise reproducible records and evidences of any Confidential Information of the other party and its Affiliates in its possession upon the termination or expiry of this Agreement or any prior request of the owner of such Confidential Information.

(b) Exceptions. The provisions of Sections 14.1(a) shall not apply to any Confidential Information: (i) which is known to the receiving party or its Affiliates prior to the time of disclosure by the disclosing party without an obligation of confidentiality; (ii) which at the time of disclosure by the disclosing party, or thereafter, is or becomes publicly known or available through no fault of the receiving party or its Affiliates; (iii) which is disclosed in writing to the receiving party or its Affiliates by a third party who has the legal right to make the disclosure; (iv) the disclosure of which is expressly consented to in advance and in writing by the disclosing party; (v) is independently developed by the receiving party without access to the Confidential Information of the disclosing party as evidenced by written records and documentation; or (vi) the disclosure of which is required by applicable law provided that the receiving party shall have notified the disclosing party prior to such disclosure and assisted the disclosing party in any attempts by the disclosing party to obtain a protective order for such information.

(c) Survival of Confidentiality Provisions. The provisions of this Section 14.1 shall survive the termination or expiration of this Agreement.

14.2 Publicity. Upon execution of this Agreement, Axion and C&T will jointly prepare a mutually acceptable press release and a mutually acceptable description of their business relationship as contemplated by this Agreement. No other public release, announcement or description concerning the transactions contemplated by this Agreement will be issued by either party without the prior written consent of the other party. Notwithstanding the foregoing, nothing in this Section 14.2 is intended to prevent (a) either party from disclosing the transactions contemplated by this Agreement in any prospectus, disclosure documents or other regulatory filings as may be required by any securities commission in Canada or the United States, or (b) Axion from disclosing this Agreement, and the transactions contemplated by this Agreement, to any prospective or actual investors in Axion, or any of Axion's prospective or actual funders, lenders or grantors, whether in connection with a due diligence process, or otherwise.

15. GENERAL

15.1 Export Regulations. Both parties agree to comply with all applicable laws, regulations and governmental orders, including without limitation applicable export laws.

15.2 Severability. In the event that any of the provisions of this Agreement is held by a court or other tribunal of competent jurisdiction to be invalid, illegal, or unenforceable, such provision will be deemed and construed to extend only to the maximum permitted by law and the remaining portions of this Agreement will remain in full force and effect.

15.3 Governing Law. The internal substantive laws (as distinguished from the choice of law rules) of the Province of Ontario applicable to contracts made and performed entirely in the Province of Ontario will govern (i) the validity and interpretation of this Agreement, (ii) the performance by the parties of their respective obligations hereunder, and (iii) all other causes of action (whether based in contract, tort or otherwise) arising from or relating to this Agreement.

15.4 Dispute Resolution; Arbitration.

(a) The parties recognize that disputes as to certain matters may from time to time arise during the term of this Agreement which relate to either party's rights and/or obligations hereunder or thereunder. It is the objective of the parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the parties agree to follow the procedures set forth if and when a dispute arises under this Agreement.

(b) In the event of disputes between the parties, including disputes between the C&T Project Manager and the Axion Project Manager which such project managers are unable to resolve, a party seeking to resolve such dispute will, by written notice to the other, have such dispute referred to their respective executive officers designated below or their successors, for attempted resolution by good faith negotiations within seven (7) days after such notice is received. Said designated officers are as follows: (I) For Axion: Kirk Tierney (ii) For C&T: Igor Filipenko.

(c) In the event the designated executive officers are not able to resolve such dispute, either party may at any time after the 7 day period invoke the arbitration provisions hereinafter provided for the resolution of any dispute, controversy or claim arising out of or relating to the validity, construction, enforceability or performance of this Agreement. The rules governing such arbitration are set out on Schedule H.

15.5 Injunctive Relief. If either party breaches or violates Section 14.1 or if either party infringes any Intellectual Property Rights of the other party not licensed hereunder, the other party will be entitled, in addition to any other remedies that it may have at law or in equity and notwithstanding Section 15.4, to seek immediate injunctive relief or an order of specific performance.

15.6   **Legal Proceedings.** The parties hereby consent and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario in connection with any action. The prevailing party in any such proceeding will be entitled to recover its reasonable fees and expenses of lawyers, consultants, and expert witnesses incurred in connection with such proceeding.

15.7   **Delays or Omissions.** It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or non-compliance by the other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or non-compliance, or any acquiescence therein, or of or in any similar breach, default or non-compliance thereafter occurring. All remedies under this Agreement shall be cumulative and not alternative.

15.8   **Independent Contractors.** Axion and C&T are independent contractors. Except as otherwise provided for in this Agreement, neither party will have the right, power, or implied authority to create any obligation or duty on behalf of the other party.

15.9   **Force Majeure.** Each party will be excused from the performance of obligations under this Agreement to the extent that such performance is prevented due to events or circumstances beyond the control of such party such as fires, floods, earthquakes, war, riots, and the actions or omissions of third parties that are not under the supervision or control of such party, provided that the party affected by such events or circumstances promptly notifies the other party in writing of its inability to perform due to such events or circumstances and uses commercially reasonable efforts to resume performance as soon as possible.

15.10   **Notices.** All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to C&T or Axion at their respective addresses specified above (in the case of Axion, to the attention of ******, with a copy to: "General Counsel" ******** and in the case of C&T, to the attention of (Igor Filipenko), with a copy to Michael Kishinevsky (Legal Counsel), Suite 219 1600 Steeles Avenue, W. Concord, Ontario, L4K 4M2; or to such other address as C&T or Axion may designate by ten (10) days' advance written notice to the other party hereto.

15.11   **Assignment.** This Agreement is not assignable by either party without the prior written consent of the other party, except that without securing such prior consent, Axion will have the right to assign this Agreement and its rights and obligations hereunder to any (a) direct or indirect parent, subsidiary, or Affiliate or (b) successor by way of merger or consolidation or the acquisition of all or substantially all of the business and assets of Axion. Any other assignment of any of the rights, duties, or obligations of this Agreement without such consent will be void and of no effect.

15.12   **Construction.** The titles of the sections and subsections of the Agreement are for convenience of reference only and are not to be considered in construing this Agreement. For the purposes of this Agreement, the term "including" means "including but not limited to" unless otherwise expressly indicated.

15.13   **Counterparts.** This Agreement may be executed in counterparts, by manual or facsimile signature, each of which will be deemed an original and all of which together will constitute one and the same instrument.

15.14   **Entirety; Modifications.** This Agreement (including the Schedules attached or to be attached hereto) together with the Shareholders' Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof, and all prior agreements, representations, statements and undertakings are hereby expressly cancelled. This Agreement can be modified only by a formal written agreement signed by persons duly authorized to sign agreements on behalf of the parties

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the Effective Date.

C AND T CO. INC.   **AXION POWER CORPORATION**

By: _____/s/_____   By: _____/s/_____

Name: _____   Name: _____

Title: _____   Title: _____

EXHIBIT 10.2

Monday, November 17, 2003

Mr. Igor Filipenko
C&T Co. Inc
100 Caster Avenue
Woodbridge, Ontario

Dear Mr. Filipenko,

Re: "Development & License Agreement" between
C & T Co Inc and Axion Power Corporation"

This amends the above-mentioned License Agreement in the following respects.

In lieu of the license fee specified in Section 3.1, Axion shall purchase 100% of the issued and outstanding stock of C&T for a total consideration of ONE MILLION SEVEN HUNDRED and NINETY-FOUR THOUSAND US DOLLARS ($1,794,000). The purchase price for the foregoing securities shall be payable according to the following schedule:

1. US $100,000 was paid on September 22, 2003;
2. US $350,000 will be paid on or before December 31, 2003
3. US $344,000 shall be paid in equal monthly payments of $100,000 each payable on the first day of each month, commencing on January 1, 2004; and
4. US$1,000,000, together with any remaining balance of the obligation in paragraphs 2 and 3 above shall be paid within 15 days after the Beta End Date, as defined in the agreed upon Project Plan and Schedule.

This letter constitutes an installment subscription agreement. C&T shall not be required to issue any shares of its capital stock to Axion until all of the payments set forth herein have been made. Axion shall not enjoy any of the legal, equitable or other rights of a C&T shareholder, or be subject to any of the legal burdens associated with such status, until the purchase price has been paid in full and the C&T shares have actually been issued. If Axion defaults on its obligation to make any of the foregoing installments and the default is not cured within 60 days, then C&T shall, at its option, be entitled to bring suit to enforce this agreement, or elect to terminate this agreement and retain all amounts previously paid by Axion as liquidated damages.

Please confirm that the foregoing reflects our understanding by executing one copy of this letter.

Axion Power Corporation

Per: _____/s/
Kirk Tierney

Agreed.

C&T Co. Inc.

Per: _____/s/_____
Igor Filipenko

EXHIBIT 10.3

January 9, 2004

Board of Directors of
Tamboril Cigar Company
100 Caster Avenue
Vaughan, Ontario, Canada L4L 5Y9

Gentlemen,

Reference is made to the license agreement between C and T Co. Incorporated ("C&T") and Axion Power Corporation ("Axion"), dated November 15, 2003, as amended. We have been advised that Tamboril Cigar Company ("Tamboril") has recently acquired all issued and outstanding securities of Axion; other than the contract rights held by C&T under the license agreement

C&T hereby agrees to waive the share consideration specified in Section 3.1(b); the future royalty payments specified in Section 3.2; the conditional merger rights specified in Section 12.1; and all of its right, title and interest in and to the Technology Intellectual Property in exchange for 25,000,000 common stock purchase warrants. All such stock purchase warrants will be exercisable at a price of $0.125 per share for a period of two years from the original issue date and freely transferable to the individual stockholders of C&T. The remaining physical assets, staff contracts and goodwill referred to in Section 12.1 are expressly excluded from the current transaction.

Tamboril and C&T will negotiate an acceptable amendment to the existing Axion contract that provides for the final transfer of C&T's remaining physical assets, staff contracts and goodwill to Tamboril upon the full payment of the $1,794,000 purchase price specified in the amendment to the license agreement. Moreover, C&T shall retain a purchase money security interest, and/or the Canadian equivalent thereof, in the Technology Intellectual Property until all such amounts have been paid in full and the stock of Tamboril is listed on either the Nasdaq Stock Market or the American Stock Exchange.

Tamboril Cigar Company   C and T Co. Incorporated

_____/s/_____   _____/s/_____
John L. Petersen, chief financial officer   Igor Filipenko, president

EXHIBIT 10.4

STOCK PURCHASE AGREEMENT
AND INVESTMENT REPRESENTATION LETTER

Board of Directors of
Tamboril Cigar Company
100 Caster Avenue
Vaughan, Ontario, Canada L4L 5Y9

Gentlemen,

This Stock Purchase Agreement and Investment Representation Letter embodies all of the terms of a proposed transaction whereby John L. Petersen and Sally A. Fonner, (the "Sellers") individuals who both directors and principal stockholders of Tamboril Cigar Company, a Delaware corporation ("Tamboril"), will sell 20,000,000 shares of the Common Stock of Tamboril to C and T Co. Incorporated, of Vaughan, Ontario Canada (the "Purchaser") for an aggregate purchase price of $200,000. The Purchaser acknowledges that the shares of Common Stock to be purchased under the terms of this agreement are restricted securities that are beneficially owned by the Sellers and that none of the consideration to be paid in connection with the transactions contemplated hereby will be paid to any person other than the Sellers.

For value received, the Sellers agree to sell 20,000,000 shares of the fully paid and nonassessable Common Stock of Tamboril to the Purchaser for a total purchase price of $200,000. The foregoing sale shall be completed upon the execution of this Agreement and the payment of the sum of $200,000 to the Seller by cash, bank wire transfer or other form of payment acceptable to the Seller.

As an inducement to Tamboril, the Purchaser hereby makes the following express representations and warranties which may be relied upon by Tamboril, its officers, directors and assigns.

(1)   The Purchaser understands and acknowledges that the shares of common stock held by the Sellers are restricted securities, which may not be sold, transferred, hypothecated or otherwise disposed of without the consent of Tamboril.

(2)   With respect to offering materials, the Purchaser hereby represents and warrants that it:

(a) has been given the opportunity to ask questions of and receive answers from the officers and directors of the Tamboril with respect to the Common Stock, the business of the Company and any other matters that it considered material to its investment decision and all such questions have been answered to its full satisfaction;

(b) has been given the opportunity to review all of the files and business records of Tamboril including the articles of incorporation, by-laws, documents defining the rights of security holders, material contracts, and financial statements;

(c) is purchasing the Common Stock without being furnished any offering literature or prospectus and has not relied on any information or representation other than those set forth in the documents as have been provided by the officers and directors of Tamboril pursuant to a specific question or request for additional information; and

(e) has not been presented with or solicited by any leaflet, public promotional meeting, circular, newspaper or magazine article, radio or television advertisement, or any other form of general advertising.

(3)   With respect to his investor suitability, the Purchaser hereby represents and warrants that it:

(a) is an "Accredited Investor" as that term is defined in Securities and Exchange Commission Regulation D, promulgated under the Securities Act of 1933, as amended

(b) is capable of bearing the high degree of economic risk associated with this investment including, but not limited to, the possibility of complete loss of its capital;

(c) can protect his own interests in an investment of this nature and does not have a "Purchaser Representative," as that term is defined in Regulation D of the Securities Act and does not need such a Representative.

(4)   With respecting to investment liquidity, the Purchaser hereby represents and warrants that it:

(a) has been advised that the Common Stock has not been registered under the Securities Act of 1933;

(b) understands that Tamboril will issue stop transfer instructions to its transfer agent with respect to the Common Stock and intends to place the following restrictive legend, or a legend similar thereto, on each certificate representing the Common Stock:

> **"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED PURSUANT TO A TRANSACTION EFFECTED IN RELIANCE UPON SECTION 4(2) OF THE SECURITIES ACT OF 1933, AS AMENDED, (THE "ACT") AND HAVE NOT BEEN THE SUBJECT OF A REGISTRATION STATEMENT UNDER THE ACT OR ANY STATE SECURITIES ACT. THESE SECURITIES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR APPLICABLE EXEMPTION THEREFROM UNDER THE ACT OR ANY APPLICABLE STATE SECURITIES ACT."**

 (5)   In the event a dispute between the parties hereto arises out of, in connection with, or with respect to this Stock Purchase Agreement and Investment Representation Letter, or any breach thereof, such dispute shall, on the written request of one party delivered to the other party, be submitted to and settled by arbitration in Toronto, Ontario, Canada in accordance with the Arbitrations Act (Ontario) then in effect. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

 (6)   All notices or other communications which are, or may be, required or permitted to be given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the parties at their respective addresses set forth below.

 IN WITNESS WHEREOF, the undersigned have executed this Stock Purchase Agreement and Investment Representation Letter in the City of Vaughan, Ontario, Canada on this 9th day of January 2004

SELLER   **PURCHASER**

_____/s/_____ _____/s/_____
John L. Petersen, Individually and as By Igor Filipenko, president
attorney-in-fact for Sally A. Fonner